Filed Pursuant to Rule 424(b)(3)
File No. 333-137207

PROSPECTUS

SAN HOLDINGS, INC.
9800 Pyramid Court, Suite 130, Englewood, Colorado 80112

2,764,386 shares of common stock, including:
• 2,238,743 shares outstanding
• 525,643 shares issuable upon conversion of preferred stock

The sellers:
All of our common stock offered by this prospectus is offered from time to time by the selling stockholders identified in this prospectus. These shares of common stock may be sold at fixed prices, prevailing market prices determined at the time of sale, varying prices determined at the time of sale or at negotiated prices. We will not receive any proceeds from the sale of our common stock offered by the selling stockholders. Some of the shares of common stock that are being offered by this prospectus are issuable upon the conversion of preferred stock owned by the stockholders identified later in this prospectus.

Market for securities:
Our common stock is presently quoted on the over-the-counter bulletin board under the symbol “SNZH.” On October 10, 2007, the last reported sale price of our common stock on the over-the-counter bulletin board was $0.76 per share (rounded to the nearest penny). See “MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.”

Risk factors:	Investing in our common stock involves a high degree of risk. See “RISK FACTORS” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved any of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 25, 2007.

  FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In many but not all cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negative of these terms or other similar expressions. These forward-looking statements include statements regarding our expectations, beliefs, or intentions about the future, and are based on information available to us at this time. We assume no obligation to update any of these statements and specifically decline any obligation to update or correct any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. Actual events and results could differ materially from our expectations as a result of many factors, including those identified in the section titled “Risk Factors” and other sections of this prospectus. We urge you to review and consider those factors, and those identified from time to time in our reports and filings with the Securities and Exchange Commission (“SEC”) for information about risks and uncertainties that may affect our future results. All forward-looking statements we make after the date of this prospectus are also qualified by this cautionary statement and identified risks.

You should only rely on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations, and prospects may have changed since that date.

  PROSPECTUS SUMMARY

The following summary highlights certain information contained throughout this prospectus. It is not complete and may not contain all of the information that you should consider before investing in the securities offered by this prospectus. To understand this offering fully, you should read this entire prospectus carefully, including the risk factors.

The Company

General

SAN Holdings, Inc. is a Colorado corporation organized in 1983. When used in this prospectus, the terms “we,” “our,” “us,” “our company,” “the company” and “SANZ” refer to SAN Holdings, Inc., and our subsidiaries, unless the context indicates otherwise. Our principal executive offices are located at 9800 Pyramid Court, Suite 130, Englewood, CO 80112. Our telephone number is (303) 660-3933. We maintain a site on the World Wide Web at www.sanz.com. The information contained in our website is not part of this prospectus and you should not rely on it in deciding whether to invest in our common stock.

Description of Business

We provide enterprise-level data storage and data management solutions to commercial and government clients. We focus on the design, delivery and management of data storage systems, especially those that are built using network architecture. Because we often design and deliver systems that include technologies from multiple suppliers, we are known in the industry as a “storage solution provider.” In addition, we developed a proprietary data-management software application designed specifically for the Geospatial Information Systems market (“EarthWhere”) that we recently sold to enable us to focus primarily on our data storage integration business (“Storage Solutions”). As a result of the sale, we now report our operations as one business segment, which is our Storage Solutions business.

Recent Developments

Sale of EarthWhere Division

On August 6, 2007, we sold certain tangible and intangible assets relating to and comprising our EarthWhere division to SPADAC, Inc, a Delaware corporation, pursuant to an asset purchase agreement dated August 6, 2007. The EarthWhere division assets sold include, without limitation, all contracts, personal property, product lines, the software included in or part of any version of the products, the intellectual property rights related to the operations of the division and all business records, product documentation, marketing documents and customer and vendor lists. The EarthWhere division assets were sold to SPADAC, Inc. for $600,000 payable as follows: (a) cash in the amount of $300,000 payable on August 6, 2007; and (b) cash in the amount of $300,000, payable at such time as SPADAC, Inc. has received from us with respect to each listed contract (i) a consent or governmental authorization for assignment of such contract, (ii) a sublicense of such contract or (iii) written notice from us setting forth in reasonable detail an explanation of the legal requirements or other reasons restricting such consent or sublicense. The asset purchase agreement contains representations and warranties, post closing covenants, provisions regarding the treatment of invoices, non-competition and non-solicitation provisions, indemnification and other industry standard terms. As a result of this transaction, we will no longer own or operate our geospatial data management and distribution solutions business known as EarthWhere.

Reverse Stock Split

On June 29, 2007, we effected a reverse stock split of our common stock, no par value per share, whereby each 25 shares of common stock, issued and outstanding, immediately prior to June 29, 2007 was reclassified and changed into one fully-paid and nonassessable share of common stock. No fractional shares were issued under the reverse split, and each fractional share that would have been issued as a result of the reverse split was rounded up to the nearest whole share. The reverse split was approved by our Board of Directors on May 17, 2006, and by a majority of our shareholders at our annual meeting of shareholders held on July 28, 2006.

The reverse split reduced the number of outstanding shares of common stock outstanding as of June 29, 2007 from 97,561,174 to 3,902,554 shares. The reverse split did not alter the par value of our common stock, or modify any voting rights or other terms of our common stock and did not require an amendment to our articles of incorporation under Colorado law. The information contained in this prospectus relating to share and per share data has been revised to reflect the reverse split unless otherwise noted.

The Offering

This offering includes 2,764,386 shares of our common stock, including:

•	2,238,743 shares outstanding, and

•	525,643 shares issuable upon the conversion of preferred stock owned by the stockholders identified later in this prospectus.

Use of Proceeds

We will not receive any proceeds from the sale of the shares of our common stock offered by this prospectus. Some of the shares of common stock that are being offered by this prospectus are issuable upon conversion of preferred stock owned by the stockholders identified later in this prospectus. We will not receive any proceeds from the conversion of these shares of preferred stock. See “USE OF PROCEEDS” for more information.

Risk Factors

Your investment in our common stock offered by this prospectus involves a high degree of risk. See “RISK FACTORS” beginning on page 5.

Summary Financial Data

The following table presents our summary consolidated historical financial information for the periods indicated. You should read this information together with our consolidated financial statements for the fiscal year ended December 31, 2006 and 2005, our unaudited financial statements for the six months ended June 30, 2007 and 2006 and related notes and the information under “SELECTED FINANCIAL DATA,” “INDEX TO FINANCIAL STATEMENTS” and “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” included elsewhere in this prospectus.

(In thousands, except per share data)	Six months ended June 30,		Years Ended December 31,
Statement of Operations Data:	2007	2006	2006	2005

Revenue	$19,495	$27,402	$55,639	$57,001
Loss from continuing operations (1) (3) (4)	(4,417)	(4,371)	(30,867)	(14,798)
Loss from discontinued operations (2)	(3,377)	(1,580)	(2,090)	(1,005)
Net loss (1) (2) (3) (4)	(7,794)	(5,951)	(32,957)	(15,803)
Net loss available to common shareholders (5)	(8,000)	(10,490)	(37,836)	(15,803)
Basic and diluted loss per share data:
Loss from continuing operations	$(0.98)	$(1.92)	$(7.69)	$(3.41)
Loss from discontinued operations	(0.71)	(0.34)	(0.45)	(0.23)
Net loss available to common shareholders	(1.69)	(2.26)	(8.14)	(3.64)
Balance Sheet Data:
Working capital (deficit)	(12,805)	(2,856)	(4,254)	(17,230)
Total assets	12,295	37,152	22,155	41,217
Total long-term obligations (6)	5,912	15,416	6,814	—

Total stockholders’ equity (deficit)	(17,640)	(3,495)	(9,858)	6,841

(1)
The 2006 and 2005 losses from continuing operations and net losses included charges in the amount of $22.3 million and $9.2 million, respectively, for goodwill and intangible asset impairments related to our Storage Solutions segment. See a further discussion of this impairment in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(2)
The loss from discontinued operations is the result of the sale of our EarthWhere division on August 6, 2007. For the six months ended June 30, 2007, the total loss from discontinued operations included an impairment charge for the EarthWhere division’s assets in the amount of $2.2 million.

(3)
The 2006 loss from continuing operations and net loss included (a) charges in the amount of $1.3 million for the change in estimated fair value of derivative financial instruments (stock purchase warrants issued in the March, April and May closings of the 2006 private placement transaction), and for the fair value of derivative financial instruments (stock purchase warrants issued in the April and May closings of the 2006 private placement transaction) issued in excess of net cash proceeds, (b) a charge in the amount of $2.3 million related to an agreement to reprice warrants issued in the 2006 private placement transaction related to the settlement of liquidated damages (warrants were repriced on November 15, 2006), and (c) a settlement in the amount of $1.1 million for liquidated damages payable under the registration rights agreement executed in the 2006 private placement transaction. See a further discussion of these charges in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(4)
The 2005 and 2004 losses from continuing operations and net losses included charges of $2.9 million and $2.5 million, respectively, related to the obligation to issue stock purchase warrants to our majority shareholder, Sun Solunet, pursuant to a debt guaranty provided by Sun Capital Partners II, LP, an affiliate of Sun Solunet, on our revolving credit lines with Harris N.A. (“Harris”). See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(5)
The 2006 net loss available to common shareholders included accrued common stock dividends on the series A preferred stock issued in the March, April and May closings of the 2006 private placement transaction. The 2006 and the six months ended June 30, 2006 net losses available to common shareholders included a deemed dividend of $4.5 million related to the beneficial conversion feature of the convertible series A preferred stock issued in the March closing of the 2006 private placement transaction. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(6)
Total long-term obligations at June 30, 2007 included $5.0 million plus accrued interest for a three-year term loan we have with Sun Solunet, and at June 30, 2006 included the three-year term loan we have with Sun Solunet and approximately $10 million of derivative financial instruments related to warrants issued to Sun Solunet, management and outside investors in the 2006 private placement. Total long-term obligations at December 31, 2006 included $5.7 million for a three-year term loan we have with Sun Solunet, $762,000 of notes payable related to liquidated damages payable to related parties and $372,000 of notes payable related to liquidated damages payable to outside investors in the three closings of the 2006 private placement transaction.

 RISK FACTORS

An investment in our common stock involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. The risks discussed in this prospectus could materially adversely affect our business, financial condition and results of operations and cause the trading price of our common stock to decline significantly. If this occurs, you may lose all or part of your investment. All numbers have been updated to reflect our reverse stock split on June 29, 2007.

Risks Relating to Our Business

Our ability to continue as a going concern is in doubt and we may not be successful in generating revenue and gross profit at levels sufficient to cover our operating costs and cash investment requirements.

Our consolidated financial statements as presented in “INDEX TO FINANCIAL STATEMENTS” have been prepared in conformity with US GAAP, which contemplate our continuation as a going concern. However, the report of our independent registered public accounting firm on our consolidated financial statements, as of and for the year ended December 31, 2006, contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. The “going concern” explanatory paragraph results from, among other things, the substantial losses from operations that we have incurred since inception, our current liquidity position, net losses of approximately $33.0 million for the year ended December 31, 2006, which included non-cash charges of $22.3 million related to goodwill and intangible impairments, negative working capital (current liabilities in excess of current assets) of $4.3 million as of December 31, 2006 and other factors described in Note 2 to our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS” and in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CCONDITION AND RESULTS OF OPERATIONS.” Accordingly, as of December 31, 2006, the recoverability of a major portion of the recorded asset amounts is dependent on our continuing operations, which in turn is dependent on our ability to maintain our current financing arrangements and our ability to become profitable in our future operations.

We continue to focus on growing our professional services revenue as an important means for increasing gross profits. Carrying higher gross margins than resale of third-party hardware and software, professional services revenue is dependent upon hiring qualified consultants and engineers, managing utilization of billable staff, the successful completion of projects and the timing of obtaining new engagements. If we are not successful in these initiatives, it may be necessary to reduce costs, primarily through personnel cuts.

Ongoing concerns about our financial condition could also impact our dealings with third parties, such as customers, suppliers and creditors, and the continuation of such concerns could have a material adverse effect on our business and results of operations in the future. Future liquidity issues could prevent us from making timely payments to our suppliers, which could restrict our ability to obtain products and meet our customers’ demands, which could materially and adversely impact our revenue, results of operations and financial condition, our competitive position in our market, and possibly our ability to continue operations.

We expect to need to raise additional capital to fund our operations.

From inception through December 31, 2006, we invested approximately $11 million in the EarthWhere business, which was sold on August 6, 2007, the majority of which was funded from bank debt borrowings, guaranteed by Sun Capital Partners II, LP (“Sun Capital II”), an affiliate of our majority shareholder, Sun Solunet. To fund investments in our EarthWhere business and to provide us with additional working capital, in March, April and May of 2006, we completed three closings of a private placement transaction exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and Regulation D promulgated thereunder (the “2006 private placement”). The securities issued by us in the 2006 private placement transaction consisted of shares of a newly designed series A convertible preferred stock (“series A preferred stock”) and common stock purchase warrants sold to a limited number of outside “accredited investors” and our management, which generated approximately $4.3 million in cash, net of placement agent and legal fees. Also as part of the transaction and under the same pricing terms, net of the placement agent fees, Sun Solunet converted $8.0 million of our outstanding debt into our convertible preferred stock and warrants. Additionally, we agreed with Sun Solunet to execute a new borrowing agreement whereby the remaining Sun Solunet debt of $5.0 million was converted to a three-year term note. Principal and accrued interest are due in March 2009.

We entered into a settlement agreement with substantially all of the investors in the 2006 private placement to, among other things, clarify our obligations under a registration rights agreement entered into in connection with the 2006 private placement and to limit the accrued liquidated damages we had to pay investors in the 2006 private placement under that agreement (to include liquidated damages plus accrued interest through November 15, 2006). In connection with the settlement agreement, on December 8, 2006 we issued to the investors that were a party to the agreement promissory notes in the aggregate principal amount of approximately $1.1 million that accrue interest at 12% per annum and are payable on March 8, 2008. The 2006 private placement, including this settlement agreement, is described in more detail under the section titled “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Liquidity and Capital Resources—Private Placement.”

Our current sources of cash include our Wells Fargo Bank, National Association (“Wells Fargo”) credit facility, a $10 million credit facility with Sun Capital Partners II, LP, and our current credit lines with our suppliers. We believe that these liquidity sources are adequate to fund our operations, assuming that we operate at current gross profit levels and that Sun Capital II continues to provide us with liquidity as they have done historically. However, there can be no assurance that we will operate at sufficient gross profit levels or that Sun Capital II will continue to provide us with liquidity, in which case it would be necessary to further cut costs, raise additional debt or equity capital, or sell assets. Additionally, based on our current liquidity, we may need to raise additional capital to pay the promissory notes issued in satisfaction of liquidated damages owed to the investors in the 2006 private placement described above. No assurance can be given that additional financing will be available or that, if available, it will be on terms favorable to us.

Due to the “project based” nature of our business, we have difficulty predicting revenue for future periods, which may result in expense levels unsupported by actual revenues.

We have experienced, and expect to continue to experience, significant period-to-period fluctuations in our revenue and operating results. As a consequence, financial results from any one period may not be indicative of results that will be realized in future periods.

A number of factors may contribute to fluctuations in our revenue and operating results. Significant among these factors is the increasing size of individual customer orders received; we now frequently receive orders of more than $1 million in a single transaction. The timing of large orders from customers and the product integration cycle of those orders can cause significant fluctuations from period to period. Other factors include the tendency of customers to change their order requirements frequently with little or no advance notice to us; deferrals of customer orders in anticipation of new products, services, or product enhancements from us or our competitors; and the rate at which new markets emerge for products we are currently developing.

A material portion of our sales are to the U.S. Federal government, and if we lost the ability to sell to the government, our sales could decline significantly.

Approximately 27% of our 2006 consolidated sales were to Federal government customers or to support Federal government projects. While it is not legally necessary to be an approved vendor in order to sell to the government, we have established General Services Administration (“GSA”) schedules with respect to many of the products we sell. GSA schedules are product and price lists that are periodically reviewed and approved by the GSA as the basis for purchases by Federal government agencies. Those GSA schedules greatly facilitate our sales to Federal government end-users. If the GSA were to refuse to renew those GSA schedules, we could lose some of our Federal government revenue base, and our business and results of operations could be materially and adversely affected. Our GSA schedule was most recently renewed in February 2003 and is valid through February 2008, unless terminated by GSA.

Our operations currently rely on continued access to bank debt and trade credit from suppliers. If we lose access to such debt, our operations may be significantly impaired.

We have a $12 million revolving credit facility with Wells Fargo. However, funds available to us under the credit line are limited by the amount of eligible accounts receivable we hold at any given time. Additionally, fluctuations in the timing of customer orders can adversely affect our ability to draw on the line when required. Wells Fargo may declare the loan in default if we do not meet certain financial covenants. In the past, we have periodically been in default under the covenants, and have required waivers from Wells Fargo. If at any time we are not in compliance with the financial covenants and are unable to obtain a waiver, and if Wells Fargo were to accelerate the loan, we would need to obtain cash from other sources to repay the loan. At June 30, 2007, we had $2.6 million of outstanding debt and $3.8 million of availability on our revolving credit facility with Wells Fargo. Additionally, at that date, we had a working capital deficit (current liabilities greater than current assets) of $12.8 million.

On May 16, 2007, we entered into a credit facility with Sun Capital II (the “Sun 2007 Loan”) for up to $10 million. We used the proceeds of the initial borrowing under the Sun 2007 Loan for working capital purposes and to pay off the amount owed of $4.5 million plus accrued interest of $67,000 on the Harris 2006 Facility. Additional borrowings on the Sun 2007 Loan are permitted only at the sole discretion of Sun Capital II. As of June 30, 2007, we had borrowed $7.7 million, including accrued interest of $129,000, under this credit facility. The Sun 2007 Loan is unsecured and bears interest at 15% per annum, which interest is payable upon termination. Borrowings under the Sun 2007 Loan are evidenced by a demand note. Unless Sun Capital II demands payment earlier, the Sun 2007 Loan is payable in full in May 2012.

Further, we purchase over half of our products from one supplier—Avnet, Inc. In 2005, we executed a security agreement with Avnet, whereby our indebtedness with Avnet is secured, except for $1.0 million. This security interest is subordinate to the security interest held by Wells Fargo under its credit facility with us, pursuant to an intercreditor agreement between Wells Fargo and Avnet. We purchase most of our other products from our other suppliers on open trade credit terms. Avnet and most of our suppliers set dollar limits on the trade credit they will afford us at any given time. If Avnet or our other significant suppliers were to cease to sell to us on trade credit terms, or were to substantially lower the credit limits they have set on our accounts, we would need to accelerate our payments to those vendors, creating additional demands on our cash resources, or we would need to find other sources for those goods.

We have previously experienced a material weakness in our internal controls. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would negatively impact the value of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports, effectively prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results will be harmed. We previously restated our consolidated financial statements as of and for the three months ended March 31, 2006 related to our accounting for the March 2006 closing of the 2006 private placement. Management evaluated the impact of this restatement on our assessment of internal control over financial reporting and concluded that the control deficiency related to the accounting for, and reporting of, convertible preferred stock transactions and derivative financial instruments represented a material weakness as of March 31, 2006. No other material weaknesses were identified as a result of management’s assessment. As reported in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006, as amended, based on the remediation efforts in the second quarter of 2006, we believe that the material weakness was remediated in the June 2006 quarter.

We cannot be certain that these measures, and any other steps we may take, will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operations or results or cause us to fail to meet our reporting obligations. Ineffective internal controls over financial reporting could cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock or could affect our ability to access the capital markets.

There are risks associated with introducing new products. If we are not successful with those product introductions, we will not realize on our investment in developing those products.

We continually evaluate opportunities to develop new product solutions, and if we choose to develop such products, we will incur expenses in those development efforts. Market acceptance of new products may be slow or less than we expect. Once developed, new products may not perform in a manner that is required by the market, or our competitors may be more effective in reaching the market segments we are targeting with these products. Slow market acceptance of these products will delay or eliminate our ability to recover our investment in these products. During any period that we unsuccessfully seek to market these products, we will also incur marketing costs without corresponding revenue.

Our ability to grow our business depends on relationships with others. If we lose these relationships, we could lose our ability to sell certain of our products.

Most of our revenue and a majority of our gross profit come from selling integrated solutions, consisting of combinations of hardware and software products produced by others. While our relationships change from time to time, some of our most significant technology partners at this time are Network Appliance, EMC/EMC Software Group, Hitachi Data Systems, Data Domain, Avnet and Sun Microsystems. If a given technology partner changes its marketing strategy and de-emphasizes its use of marketing partners such as SANZ, our ability to generate revenue from reselling its products would diminish and our operations and results of operations would be materially and adversely affected.

We are a relatively small company with limited resources compared to some of our current and potential competitors, which may hinder our ability to compete effectively.

Some of our current and potential competitors have longer operating histories, significantly greater resources, broader name recognition, and a larger installed base of customers than we have. As a result, these competitors may have greater credibility with our existing and potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours, which would allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements. In addition, some of our current and potential competitors have already established supplier or joint development relationships with decision makers at our current or potential customers.

There are risks associated with having only one business segment.

On August 6, 2007, we sold certain tangible and intangible assets relating to and comprising our EarthWhere division. As a result of the sale, we now will be able to more readily focus on our one reportable segment, the Storage Solutions business. However, we have only one operating segment, and this lack of diversity in our business may expose us to additional risks associated with market fluctuations inherent to the Storage Solutions business.

We may be unable to hire and retain key personnel.

Our future success depends on our ability to attract qualified storage technology personnel. We may be unable to attract these necessary personnel. If we fail to attract or retain skilled employees, or if a key employee fails to perform in his or her current position, we may be unable to generate sufficient revenue to offset our operating costs.

Risks Relating to This Offering and Ownership of Our Common Stock

We have a single controlling shareholder, who has the power to elect a majority of our board of directors and control our strategic direction.

As of September 30, 2007, Sun Solunet owned approximately 61.4% of our outstanding common stock assuming all securities held by Sun Solunet and other holders that are convertible into common stock or exercisable for common stock were converted or exercised. These shares give Sun Solunet the power to elect a majority of our board of directors and, through that board control, control our operations. The ability of other shareholders to influence our direction (for example, through the election of directors) is therefore limited or not available.

Sales of common stock by our controlling shareholder may result in a change of control.

As of September 30, 2007, Sun Solunet is our controlling shareholder. Sun Solunet is a selling stockholder and may offer and sell approximately 2.2 million shares of our common stock that it holds or that it may hold upon the exercise or conversion of other securities by this prospectus as set forth below under “SELLING STOCKHOLDERS.” Sun Solunet may cause us to have a change of control if they sell enough of our common stock by this prospectus or by other means. We are not aware of any other arrangements that may result in a change of control.

We have a thinly-traded stock and public sale of shares by Sun Solunet could cause the market price of our shares to drop significantly.

As of September 30, 2007, Sun Solunet owned approximately 61.4% of our outstanding common stock assuming all securities held by Sun Solunet and other holders that are convertible into common stock or exercisable for common stock were converted or exercised. If Sun Solunet were to begin selling shares in the market rather than holding all of those shares over a longer term, the added available supply of shares could cause the market price of our shares to drop. Furthermore, in light of the large number of shares that it holds and its generally lower acquisition cost of those shares, Sun Solunet could be willing to sell it shares at a price lower than the currently-prevailing market price, thereby depressing that price.

This offering and the sale of securities by current stockholders could cause dilution of existing holders of our common stock by decreasing the price of our common stock.

The market price of our common stock could be adversely affected by sales of substantial amounts of common stock in the public market as a result of this offering, by the perception that those types of sales could occur or by the fact or perception of events which would have a dilutive effect on the market for our common stock. As of September 30, 2007, we had approximately 3.9 million shares of our common stock outstanding, including shares of our common stock issued as described under “THE COMPANY.” If all of our outstanding preferred stock were converted and all of our outstanding options and warrants were exercised, we could have up to approximately 12.9 million shares of common stock outstanding. Future transactions with other investors could further depress the price of our common stock because of additional dilution. See “DESCRIPTION OF COMMON STOCK” and “MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.”

Our common stock price could be affected by the ability of holders of our common stock to sell their stock.

The market price of our common stock may be influenced by the ability of common stock holders to sell their stock. As of September 30, 2007, approximately 1.63 million shares of our common stock were freely transferable and constitute the “float” in the public market for our common stock. The “float” for our common stock will increase to a total of approximately 2.16 million shares assuming the conversion of all securities issued in the 2006 private placement transaction into common stock registered under the registration statement to which this prospectus relates.

We could issue preferred stock that could adversely affect the rights of our common stockholders.

We are authorized to issue up to 10,000,000 shares of our preferred stock, no par value per share. Our articles of incorporation give our board of directors the authority to issue preferred stock without approval of our common stockholders. We may issue preferred stock to finance our operations or for other purposes. We may authorize the issuance of our preferred stock in one or more series. In addition, we may set several of the terms of the preferred stock, including:

•	dividend and liquidation preferences,
•	voting rights,
•	conversion terms and privileges,
•	redemption terms and privileges, and
•	other privileges and rights of the shares of each authorized series.

At any time our board of directors may issue additional shares of preferred stock having, if so designated by our board of directors at the time of issuance, dividend, liquidation, voting or other rights superior to those of the common stock. Such issuances could cause the market price of our common stock to decrease.

The issuance of large blocks of preferred stock could have a dilutive effect on our existing shareholders and it could negatively impact our existing stockholders’ liquidation preferences. In addition, while we include preferred stock in our capitalization to improve our financial flexibility, we could possibly issue our preferred stock to third parties as a method of discouraging, delaying or preventing a change in control in our present management.

Deemed dividends related to beneficial conversion feature of our outstanding convertible series A preferred stock may adversely affect the price of our common stock.

As described earlier in this prospectus, the effective conversion price of the convertible series A preferred stock issued on March 2, 2006 was less than the closing price of our common stock on March 2, 2006, which required us to record a deemed dividend to preferred shareholders. The deemed dividend is described in Note 4 to our consolidated financial statements in “INDEX TO FINANCIAL STATEMENTS.” The market price of our common stock may be adversely affected by the fact that the effective conversion price may be less than the market price of our common stock at the time of conversion.

Future issuances of securities could adversely affect the interests of our existing shareholders.

In prior years, we issued securities both to generate cash and to acquire other companies and assets. As noted above, in March 2006, April 2006 and May 2006, we issued convertible preferred stock and common stock purchase warrants as part of the 2006 private placement transaction, which generated cash and reduced our debt. We may need to issue additional equity securities to provide cash and to fund any future acquisitions. Additionally, management may in the future deem raising capital through the sale of securities to be preferable to bank financing. Funds raised through the issuance of equity securities or securities convertible into, or exercisable for, our common stock could dilute the percentage ownership of existing shareholders, or result in our issuance of securities with rights, preferences or privileges which may be senior to those of shares of our common stock.

The resale of our common stock by you may be limited because of its low price which could make it more difficult for broker/dealers to sell our common stock.

The Securities Enforcement and Penny Stock Reform Act of 1990, as amended, requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. Regulations enacted by the SEC generally define a penny stock as an equity security that has a market price of less than $5.00 per share, subject to some exceptions. Unless an exception applies, a disclosure schedule explaining the penny stock market and the risks associated with investing in penny stocks must be delivered before any transaction in penny stock can occur. Our common stock is not a reported security and is currently subject to the Securities and Exchange Commission’s “penny stock” rules and it is anticipated that trading in our common stock will continue to be subject to the penny stock rules for the foreseeable future.

Until such time as our common stock meets an exception to the penny stock regulations cited above, trading in our securities is covered by Rule 15g-2 and Rule 15g-9 promulgated under the Securities Exchange Act of 1934. Under Rule 15g-2, before a broker/dealer can consummate a trade in penny stock, the broker/dealer must send an additional disclosure, receive a written acknowledgement of such disclosure from the purchaser of the penny stock, and wait two business days from the date the additional disclosure was sent. Under Rule 15g-9, broker/dealers who recommend penny stocks to persons who are not established customers or accredited investors must make a special determination in writing for the purchaser that the investment is suitable, and must also obtain the purchaser’s written agreement to a transaction before the sale.

The regulations could limit the ability of broker/dealers to sell our securities and thus the ability of purchasers of our securities to sell their securities in the secondary market for so long as our common stock has a market price of less than $5.00 per share.

We do not expect to pay cash dividends in the foreseeable future.

We have never paid cash dividends on our common stock. We do not expect to pay cash dividends on our common stock at any time in the foreseeable future since we will use all of our earnings, if any, to finance current operations and the possible expansion of our operations. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. Since we do not anticipate paying cash dividends on our common stock, return on your investment, if any, will depend solely on an increase, if any, in the market value of our common stock.

  USE OF PROCEEDS

We will incur all of the costs associated with the registration of the shares of our common stock offered by this prospectus other than underwriting discounts and selling commissions, if any. See “PLAN OF DISTRIBUTION.”

The shares of our common stock offered by this prospectus are being registered for the account of the selling stockholders named in this prospectus. Therefore, any proceeds from the sale of our common stock will be received by the related selling stockholders for their own account, and we will not receive any proceeds from the sale of our common stock offered by this prospectus.

We will not receive any proceeds from the conversion of the series A preferred stock issued to the selling stockholders into common stock.

  DETERMINATION OF OFFERING PRICE

The selling stockholders may sell all or a portion of their shares of our stock in the over-the-counter market at prices prevailing at the time of sale, or related to the market price at the time of sale, or at other negotiated prices. See “PLAN OF DISTRIBUTION.”

  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The following share and exercise price information reflects our June 29, 2007 reverse stock split.

Market Information

Our common stock is presently quoted on the over-the-counter bulletin board maintained by the Financial Industry Regulatory Authority (formerly known as the National Association of Securities Dealers, Inc.) under the symbol “SNZH.” The following table shows the high and low bid quotations for our common stock in each quarter in 2007, 2006 and 2005. These over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The trading market in our securities may at times be moderately illiquid due to low dollar volume.

	Common Stock
	$ High	$ Low
2007
First Quarter	$5.00	$2.75
Second Quarter	3.50	1.75
Third Quarter	2.75	0.76
Fourth Quarter (through October 10, 2007)	0.76	0.76

2006
First Quarter	6.75	4.25
Second Quarter	10.00	5.25
Third Quarter	6.75	3.50
Fourth Quarter	6.00	3.50

2005
First Quarter	11.25	7.00
Second Quarter	8.25	4.50
Third Quarter	7.25	5.00
Fourth Quarter	6.00	4.50

On October 10, 2007, the last reported sale price for our common stock per share was $0.76.

Holders

As of October 10, 2007, there were approximately 3.9 million shares of our common stock outstanding, held of record by approximately 350 registered holders. Registered holders include brokerage firms and clearinghouses holding our shares for their clientele, with each brokerage firm and clearinghouse considered as one holder.

Transfer Agent

The transfer agent for our common stock is Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, CO 80401.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, for the operation and development of our business, and do not intend to pay any dividends in the foreseeable future.

Issuer Purchases of Equity Securities

There have been no repurchases by us of our equity securities.

Equity Compensation Plan Information

The following table sets forth information regarding compensation plans (including individual compensation arrangements) in effect at December 31, 2006, under which equity securities are authorized for issuance, aggregated as follows: (i) all compensation plans previously approved by shareholders; and (ii) all compensation plans not previously approved by shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)	(c)
Equity compensation plans approved by security holders	21,721		$51.07	38,279

Equity compensation plans not approved by security holders	456,747	(1)	$10.34	739,638

Total	478,468	(1)	$12.19	777,917

(1)
Excludes 24,000 options with an exercise price of $17.50 per share that failed to vest on accelerated dates when specified performance targets were not met at those dates, but that will vest if the holder is still employed by us on March 26, 2013.

Description of Stock Option Plans

On March 1, 2000, our shareholders approved the 2000 Stock Option Plan. As a result of board action on August 8, 2007 to reflect the reverse stock split that occurred on June 29, 2007, there are 60,000 shares of common stock reserved for options under this plan. On September 20, 2001, our board of directors adopted the 2001 Stock Option Plan. As a result of the board action on August 8, 2007, there are 200,000 shares of common stock reserved for options under this plan. Options granted under the 2000 Stock Option Plan and the 2001 Stock Option Plan vest generally over three to ten years. The exercise price of options granted under these plans is required to be not less than 80% of the fair market value per share on the date of option grant. With the exception of “roll-over” options that were included in the 2001 Stock Option Plan upon our acquisition of IT IS Services (i.e., options previously issued by IT IS Services that we assumed in that acquisition), all options granted to date under the plan have had an exercise price equal to, or in excess of, fair market value at the date of grant.

On December 18, 2003, our board of directors adopted the 2003 Stock Option Plan. At October 10, 2007, the total number of shares of common stock reserved for options issuable under this plan was 1,000,000 reflecting the 25-for-1 reverse stock split that occurred on June 29, 2007. Options granted under the plan generally vest over four years. The exercise price of options granted under this plan is equal to the fair market value per share on the date of option grant.

  SELECTED FINANCIAL DATA

Selected Financial Data

The following table presents our summary consolidated historical financial information for the periods indicated. The information in the following table has been updated to reflect the June 29, 2007 reverse stock split. You should read this information together with our consolidated financial statements for the fiscal year ended December 31, 2006 and 2005, our unaudited financial statements for the six months ended June 30, 2007 and 2006, and related notes and the information under “INDEX TO FINANCIAL STATEMENTS” and “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” included elsewhere in this prospectus.

The fiscal year 2006, 2005, and 2004 consolidated statements of operations data, the 2006 and 2005 consolidated balance sheet data, and the quarterly statement of operations data for the fiscal years 2007, 2006 and 2005 have been derived from our consolidated financial statements and notes appearing in “INDEX TO FINANCIAL STATEMENTS.” Our consolidated statement of operations and balance sheet data for 2003 and 2002 have been derived from our historical consolidated financial statements for those years that are not included in this prospectus.

Solunet Storage Holding Corp. (“Solunet Storage Holding”) is our accounting predecessor. Effective April 1, 2003, we completed a business combination with Solunet Storage Holding, which was accounted for as a reverse acquisition, with Solunet Storage Holding treated as the acquirer for accounting purposes. As a result, for all periods prior to April 1, 2003, the financial statements of Solunet Storage Holding were adopted as our historical financial statements. Solunet Storage Holding commenced operations on September 26, 2002, when it acquired certain assets of StorNet, Inc. (“StorNet”) from its secured lender in a private foreclosure sale. The results of Solunet Storage Holding’s operations for 2002 consisted solely of operations for the period from September 26, 2002 to December 31, 2002.

StorNet was considered to be an accounting predecessor of Solunet Storage Holding, and thus of us. The results of operations of StorNet are presented as prior period financial statements. Because StorNet went through a foreclosure and liquidation on September 26, 2002, its financial statements were prepared on a liquidation basis of accounting for the period from January 1, 2002 through September 25, 2002, and are therefore not fully comparable to the other years and periods presented.

							Sept. 26,
(In thousands, except per share data)	Six months ended June 30,			Years Ended December 31,			2002 to Dec. 31,
Statement of Operations Data:	2007	2006	2006	2005	2004	2003	2002
	(unaudited)
Revenue	$19,495	$27,402	$55,639	$57,001	$65,005	$55,390	$11,554

Loss from continuing operations (1) (3) (4)	(4,417)	(4,371)	(30,867)	(14,798)	(5,825)	(5,058)	(5,627)
Loss from discontinued operations(2)	(3,377)	(1,580)	(2,090)	(1,005)	(925)	(880)	—
Net loss (1) (2) (3) (4)	(7,794)	(5,951)	(32,957)	(15,803)	(6,750)	(5,938)	(5,813)
Net loss available to common shareholders (5)	(8,000)	(10,490)	(37,836)	(15,803)	(6,750)	(5,938)	(5,813)
Basic and diluted loss per share data:
Loss from continuing operations	$(0.98)	$(1.92)	$(7.69)	$(3.41)	$(1.69)	$(2.59)	$(0.29)
Loss from discontinued operations	(0.71)	(0.34)	(0.45)	(0.23)	(0.27)	(0.45)	—
Net loss available to common shareholders	(1.69)	(2.26)	(8.14)	(3.64)	(1.96)	(3.04)	(0.29)
Balance Sheet Data:
Working capital (deficit)	(12,805)	(2,856)	(4,254)	(17,230)	(14,648)	(10,260)	(2,038)
Total assets	12,295	37,152	22,155	41,217	53,272	60,469	12,320
Total long-term obligations (6)	5,912	15,416	6,814	—	—	—	4,000

Total stockholders’ equity (deficit)	(17,640)	(3,495)	(9,858)	6,841	19,767	24,048	(4,813)

StorNet, Inc.
Statement of Operations Data:	Jan. 1, 2002 to Sept. 25, 2002
Revenue	$42,446
Loss from operations	(9,556)
Net loss	(10,362)
Basic and diluted loss per share	$(0.52)

Balance Sheet Data:
Working capital (deficit)	(32,876)
Total assets	10,997
Total long-term debt	—
Total stockholders’ deficit	$(32,087)

(1)
The 2006 and 2005 losses from continuing operations and net losses included charges in the amounts of $22.3 million and $9.2 million, respectively, for goodwill and intangible asset impairments. See a further discussion of this impairment in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(2)
The loss from discontinued operations is the result of the sale of our EarthWhere division on August 6, 2007. For the six months ended June 30, 2007, the total loss from discontinued operations included an impairment charge for the EarthWhere division’s assets in the amount of $2.2 million. For all periods presented, EarthWhere’s operating results are reported as loss from discontinued operations.

(3)
The 2006 loss from continuing operations and net loss included (a) charges in the amount of $1.3 million for the change in estimated fair value of derivative financial instruments (stock purchase warrants issued in the March, April and May closings of the 2006 private placement transaction), and for the fair value of derivative financial instruments (stock purchase warrants issued in the April and May closings of the 2006 private placement transaction) issued in excess of net cash proceeds; (b) a charge in the amount of $2.3 million related to an agreement to reprice warrants issued in the 2006 private placement transaction related to the settlement of liquidated damages (warrants were repriced on November 15, 2006); (c) a settlement in the amount of $1.1 million for liquidated damages payable under the registration rights agreement executed in the 2006 private placement transaction; and (d) a charge in the amount of $22.3 million for goodwill and intangible asset impairments related to our Storage Solutions segment. . See a further discussion of these charges in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(4)
The 2005 and 2004 losses from continuing operations and net losses included charges of $2.9 million and $2.5 million, respectively, related to the obligation to issue stock purchase warrants to our majority shareholder, Sun Solunet, pursuant to a debt guaranty provided by Sun Capital II, an affiliate of Sun Solunet, on our revolving credit lines with Harris. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(5)
The 2006 net loss available to common shareholders included a deemed dividend of $4.5 million related to the beneficial conversion feature of the convertible series A preferred stock issued in the March closing of the 2006 private placement transaction and accrued common stock dividends on the series A preferred stock issued in the March, April and May closings of the 2006 private placement transaction in the amount of $340,000. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(6)
Total long-term obligations at June 30, 2007 included $5.0 million plus accrued interest for a three-year term loan we have with Sun Solunet, and at June 30, 2006 included the three-year term loan we have with Sun Solunet and approximately $10 million of derivative financial instruments related to warrants issued to Sun Solunet, management and outside investors in the 2006 private placement. Total long-term obligations at December 31, 2006 included $5.7 million for a three-year term loan we have with Sun Solunet, $762,000 of notes payable related to liquidated damages payable to related parties and $372,000 of notes payable related to liquidated damages payable to outside investors in the three closings of the 2006 private placement transaction.

Supplementary Data—Quarterly Financial Information (Unaudited)

Our consolidated results of operations on a quarterly basis were as follows (in thousands, except per share amounts). The following information has been updated to reflect the reverse stock split, which occurred on June 29, 2007, and adjusted to reflect the sale of the EarthWhere division, which occurred on August 6, 2007, and is reported as loss from discontinued operations for all periods presented.

	For the three months ended
2007	March 31	June 30
Revenue	$7,890	$11,605
Gross Profit	1,993	2,457
Loss from continuing operations	(2,731)	(1,686)
Loss from discontinued operations (1)	(550)	(2,827)
Net loss	(3,281)	(4,513)
Net loss available to common shareholders (2)	(3,385)	(4,615)
Basic and diluted loss per share data:
Loss from continuing operations	(0.60)	(0.38)
Loss from discontinued operations	(0.12)	(0.60)
Net loss available to common shareholders	$(0.72)	$(0.97)

2006	March 31	June 30	Sept. 30	Dec. 31
Revenue	$13,939	$13,463	$13,275	$14,962
Gross Profit	3,336	3,123	2,798	3,496
Income (loss) from continuing operations	(4,964)	594	(3,503)	(22,994)
Loss from discontinued operations (1)	(653)	(928)	(42)	(467)
Net loss (3)	(5,617)	(334)	(3,545)	(23,461)
Net loss available to common shareholders (4)	(10,156)	(334)	(3,545)	(23,801)
Income (loss) per share data:
Income (loss) from continuing operations:
Basic	(2.05)	0.13	(0.75)	(5.00)
Diluted	(2.05)	0.07	(0.75)	(5.00)
Loss from discontinued operations:
Basic	(0.14)	(0.20)	(0.01)	(0.10)
Diluted	(0.14)	(0.11)	(0.01)	(0.10)
Net loss available to common shareholders
Basic	(2.19)	(0.07)	(0.76)	(5.10)
Diluted	$(2.19)	$(0.04)	$(0.76)	$(5.10)

2005	March 31	June 30	Sept. 30	Dec. 31
Revenue	$15,231	$12,552	$17,626	$11,592
Gross Profit	3,576	2,657	4,355	2,851
Loss from continuing operations	(1,297)	(1,688)	(5)	(11,808)
Income (loss) from discontinued operations (1)	(216)	128	(501)	(416)
Net loss (5)	(1,513)	(1,560)	(506)	(12,224)
Basic and diluted income (loss) per share data:
Loss from continuing operations	(0.31)	(0.39)	(0.00)	(2.62)
Income (loss) from discontinued operations	(0.05)	0.03	(0.12)	(0.09)
Net loss available to common shareholders	$(0.36)	$(0.36)	$(0.12)	$(2.71)

(1)
The loss from discontinued operations is the result of our sale of the EarthWhere division on August 6, 2007. For the three months ended June 30, 2007, the total loss from discontinued operations included an impairment charge for the EarthWhere division’s assets in the amount of $2.2 million. For all periods presented, EarthWhere’s operating results are reported as loss from discontinued operations.

(2)
Net loss available to common shareholders for the first and second quarters of 2007 included accrued common stock dividends on the series A preferred stock issued in the March, April and May closings of the 2006 private placement transaction.

(3)
The first quarter 2006 net loss included a charge of $4.0 million for the change in the estimated fair value of our warrants issued in March of 2006. The second quarter 2006 net loss included a benefit of $2.7 million for the change in the estimated fair value of our warrants issued in March, April and May of 2006 in the 2006 private placement and a charge of $0.9 million for the fair value of the warrants issued in April and May of 2006 in the 2006 private placement in excess of the net cash proceeds raised. The third quarter 2006 net loss included (a) a benefit of $0.9 million for the change in the estimated fair value of the warrants issued in March, April and May of 2006 in the 2006 private placement; (b) a charge in the amount of $2.3 million related to an agreement to reprice warrants issued in the 2006 private placement related to the settlement of liquidated damages (warrants were repriced on December 8, 2006); and (c) a settlement in the amount of $1.1 million for liquidated damages under the registration rights agreement executed in connection with the 2006 private placement. The fourth quarter 2006 net loss included a charge in the amount of $22.3 million for goodwill and intangible asset impairments related to our Storage Solutions segment. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(4)
The first quarter 2006 net loss available to common shareholders included a deemed dividend of $4.5 million related to the beneficial conversion feature of the convertible series A preferred stock issued in March of 2006 in the 2006 private placement. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

The fourth quarter 2006 net loss available to common shareholders included accrued common stock dividends on the series A preferred stock issued in the March, April and May closings of the 2006 private placement transaction. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(5)
The first, second and fourth quarters of 2005 included charges of $1.0 million, $0.5 million and $1.3 million, respectively, related to stock purchase warrants issued to Sun Solunet in consideration for a guaranty provided by Sun Capital II on our revolving credit lines with Harris. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

The fourth quarter of 2005 included a charge in the amount of $9.2 million for goodwill impairment related to our Storage Solutions segment. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates on our outstanding debt. At June 30, 2007, we had $7.6 million in variable, prime rate based debt. At June 30, 2007, the Sun Term Loan of $5.0 million bore interest at the rate of prime plus 1.0% (or 9.25%) and the Wells Fargo line of credit of $2.6 million bore interest at the rate of prime plus 3.0% (or 11.25%). At June 30, 2007, a hypothetical 100 basis point increase in the prime rate would result in additional interest expense of $76,000 on an annualized basis, assuming estimated borrowing amounts of $5.0 million for the Sun Term Loan and $2.6 million for Wells Fargo. Currently, we do not utilize interest rate swaps or other types of financial derivative instruments.

  MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our current business operations commenced in 2000. Effective April 1, 2003, we completed the acquisition of Solunet Storage Holding and, indirectly, its operating subsidiary Solunet Storage, Inc. (“Solunet Storage”). As discussed in Note 1 to our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS,” this transaction was accounted for as an acquisition of SANZ by Solunet Storage Holding, and as a result, the financial statements of Solunet Storage Holding were adopted as the historical financial statements of SANZ for all periods prior to April 1, 2003. SANZ includes its wholly-owned subsidiary, SANZ Inc., and its wholly owned subsidiary, Solunet Storage. On June 29, 2007, we effected a 25-for-1 reverse stock split, and the following financial information has been adjusted accordingly.

In order to reduce our overall cost structure and to enable us to focus primarily on our Storage Solutions business, on August 6, 2007, we sold certain tangible and intangible assets relating to and comprising our EarthWhere division to SPADAC, Inc. all pursuant to an Asset Purchase Agreement dated as of August 6, 2007 (the “Purchase Agreement”). Under the terms of the Purchase Agreement, SPADAC purchased the EarthWhere assets for $600,000. Net proceeds from the transaction after selling costs were approximately $543,000.

We determined that the EarthWhere assets met the criteria for assets classified as “held for sale” beginning in the second quarter of 2007, and, based on this classification, in the quarter ended June 30, 2007, we recorded an impairment charge in the amount of $2.2 million, reported as “Impairment of assets of discontinued operations” in the consolidated statements of operations. The impairment charge includes an estimate of direct costs associated with the transaction.

In addition, we determined that the EarthWhere business segment should be reported in discontinued operations beginning in the second quarter of 2007. We have excluded from our results from continuing operations all revenues, operating costs and expenses for the discontinued operations of EarthWhere, which formerly comprised the EarthWhere segment, for all periods presented herein. Consequently, we have presented the financial results of EarthWhere in our consolidated statements of operations in a single line item entitled “Loss from discontinued operations” and the related assets in the consolidated balance sheets in a line item entitled “Assets of discontinued operations.” See Note 12 to our consolidated financial statements for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 and Note 7 to the consolidated financial statements for the six months ended June 30, 2007 and June 30, 2006 included in “INDEX TO FINANCIAL STATEMENTS” for further discussion.

We provide enterprise-level data storage and data management solutions to commercial and government clients. We design, deliver, service and sometimes manage data storage systems, especially those that are built using a network architecture.

In the course of our Storage Solutions business, which we currently define as our only reportable segment, we provide the following products and services,

•	Data storage solutions that we design and deliver as a customized project to meet a client’s specific needs, including both data storage networks and data backup/recovery systems;

•	Maintenance services on storage hardware and software; and

•	Storage-related professional services.

Prior to the sale of EarthWhere in August 2007, we identified two reportable segments, which included Storage Solutions and EarthWhere, a spatial data management software and services provider. Our former EarthWhere business is included in discontinued operations.

Historically, we allocated part of our general and administrative expenses between the Storage Solutions segment and EarthWhere based on various factors, including headcount. With the sale of EarthWhere, we have reclassified certain corporate allocations from the EarthWhere segment into continuing operations in our consolidated statements of operations for all periods presented.

  Storage Solutions Business

We provide enterprise level data storage and data management solutions to commercial and government clients. In addition, we design, deliver, service and sometimes manage data storage systems, especially those that are built using a network architecture. The data storage and services market is large, with spending estimated to exceed $40 billion by 2007. International Data Corporation projects data growth at an annual compound rate of approximately 8-10% through 2007. While this market is large and broad-based as a result of the fundamental need by all industries and government agencies to better manage ever increasing amounts of data, it is subject to fluctuations in capital spending in general and in information technology spending in particular. Because we typically design solutions that integrate multiple technologies for our clients, we are known in the industry as a “storage solution provider.” Our client specific solution designs may include a variety of storage elements or subsystems from a single technology partner, or may be comprised of a mix of elements from a broad range of component suppliers. Clients often choose to conduct business with us because of our ability to offer solutions that are based on a comprehensive understanding of the wide range of storage technologies and products that are available, and our ability to select from among those sometimes competing offerings, an optimized price performance combination for the client’s specific needs.

Because of our need to have a broad, concurrent understanding of many data storage technologies, our business requires a significant continued investment in well trained engineering personnel and a high level of experience and training in our sales and support staff. We also invest in testing new product offerings and operate testing laboratories (of varying sizes) at our offices in Texas, Colorado and Virginia. These facilities are used to test proposed solutions and to demonstrate those solutions to prospective clients.

In many cases, we provide solution design recommendations to our clients as part of the sales process. In other cases, clients engage us as consultants, using our specialized expertise in such projects as: assessing the adequacy of clients’ current data storage infrastructures; advising them on new data management systems design; providing implementation services; and providing ongoing operational support.

As an important part of our general business strategy, we have concentrated on growing the technical professional services content of our Storage Solutions business, which increased from $3.3 million in 2004 to $4.8 million in 2005, and to $5.4 million in 2006, representing a 64% increase from 2004 to 2006. Sales of professional services generally provide higher gross margins than the resale of third party hardware and software. At the same time, building out and maintaining a professional services staff requires additional management systems for recruiting, retention, and utilization of employees.

Because of the technical complexity of data storage hardware and software products and systems, clients generally purchase maintenance and support contracts on those products. We provide these services from our Richardson, Texas based “technical services center,” a call center in which our own engineers field support calls from clients with respect to many of the products that we sell. Depending on the nature of the client’s issue, our engineers may resolve the call remotely or may pass on the call to the product vendor to send a technician into the field to fix the issue. This process is referred to in the industry as taking “first call.” The ongoing communication with the client associated with taking first call also helps us in our efforts to maintain a close relationship with the client as its “trusted advisor,” and helps us, from time to time, to identify new sales opportunities within the client.

We market our Storage Solutions products and services primarily to Federal government and commercial enterprises. We view these two market segments as having distinct needs, and as a result, made changes in our organization in late 2004 to address these markets with specifically dedicated resources. The Federal market for our services is generally highly centralized in the Washington DC area and typically involves larger contract awards and longer sales cycles of up to 12 months. Due to our focus on selling to the Federal government, we must maintain a presence on certain Federal procurement vehicles, such as GSA schedules, that generally limit available margin on third party product resale and typically provides greater opportunity for higher levels of professional services revenue.

The commercial market for our products and services is much more geographically diverse and normally involves smaller average project size with shorter sales cycles. We face certain market access limitations from our technology partners as most reserve many of the Fortune 1000 accounts for their direct sales efforts instead of channel management as such clients typically support higher available margin on third party product resale and generally provide less opportunity for sales of professional services. It is our strategy to maintain and increase our market share in both of these markets and continue to build on our reputation for providing highly cost effective, comprehensive data management solutions in a full service model.

To improve our financial performance, we are focused on organizational productivity. We are striving to increase the individual productivity of our sales staff and the billable utilization of our existing engineering staff. In parallel, we are focused on increasing the percentage of revenue from our higher margin services business and reducing the costs of our back office and support operations through improved application of systems and technology.

Segment Information

We currently operate and report in one business segment—Storage Solutions. However, prior to the sale of our EarthWhere division, as discussed above, we operated in two reportable segments—Storage Solutions and EarthWhere.

Results of Operations

Results of Operations for the
Three Months Ended June 30, 2007 Compared to
Three Months Ended June 30, 2006

(In thousands, except for percentages)	For the three months ended June 30,				$ Change	% Change
	2007	% of rev	2006	% of rev	2006-2007	2006-2007

Revenue
Product sales and vendor supplied services	$9,203	79.3%	$10,792	80.2%	$(1,589)	(14.7)%
Consulting and engineering services	1,067	9.2	1,019	7.6	48	4.7
Maintenance services and contract fees	1,335	11.5	1,652	12.2	(317)	(19.2)
Total revenue	11,605	100.0	13,463	100.0	(1,858)	(13.8)

Gross Profit (% of respective revenue)
Product sales and vendor supplied services	1,559	16.9	2,213	20.5	(654)	(29.6)
Consulting and engineering services	354	33.2	379	37.2	(25)	(6.6)
Maintenance services and contract fees	544	40.7	531	32.1	13	2.4
Total gross profit	2,457	21.2	3,123	23.2	(666)	(21.3)

Operating expenses
Selling, engineering, general and administrative	3,602	31.0	3,840	28.5	(238)	(6.2)
Depreciation and amortization of intangibles	79	0.7	175	1.3	(96)	(54.9)
Total operating expenses	3,681	31.7	4,015	29.8	(334)	(8.3)

Operating loss from continuing operations	(1,224)	(10.5)	(892)	(6.6)	(332)	37.2

Other income (expense)
Interest expense	(459)	(4.0)	(291)	(2.2)	(168)	57.7
Benefit for change in estimated fair value of derivative financial instruments - Warrants	—	—	2,701	20.1	(2,701)	(100.0)
Charge for fair value of Warrants in excess of net cash proceeds	—	—	(924)	(6.9)	924	(100.0)
Other income (expense)	(3)	—	—	—	(3)	—

Income (loss) from continuing operations	(1,686)	(14.5)	594	4.4	(2,280)	(383.8)

Loss from discontinued operations
Loss from operations	(616)	(5.3)	(928)	(6.9)	312	(33.6)
Impairment of assets of discontinued operations	(2,211)	(19.1)	—	—	(2,211)	100.0

Net loss	(4,513)	(38.9)	(334)	(2.5)	(4,179)	1,251.2

Dividends accrued for holders of convertible Series A Preferred Stock	(102)	(0.9)	—	—	(102)	100.0

Net loss available to common stockholders	$(4,615)	(39.8)%	$(334)	(2.5)%	$(4,281)	1,281.7%

Revenue. Revenue from hardware/software sales for the June 2007 quarter decreased from the June 2006 quarter by approximately 15%. This year-on-year decrease is in part due to our recent change in management and changes in our sales force. It is also important to note that a significant percentage of our revenue continues to be project-based, and as such quarterly results may fluctuate significantly.

Revenue from consulting and engineering services (“professional services”) for the June 2007 quarter increased approximately 5% from the June 2006 quarter. As a percentage of total revenue, revenue from professional services for the June 2007 quarter was 9.2% as compared to 7.6% for the June 2006 quarter. In the future, our strategy is to concentrate more on selling higher margin professional services to our clients, which could increase professional services revenue as a percentage of total revenue.

Revenue from maintenance services and maintenance contract fees (“first call” maintenance services and the resale of vendor maintenance contracts) for the June 2007 quarter decreased approximately 19% from the June 2006 quarter, as a result of lower product sales and lower maintenance renewals in the June 2007 quarter. In addition, the percentage of maintenance contract fees (which are reported net of cost of revenue) decreased slightly as compared to the percentage of maintenance services based on product mix.

Gross Profit and Margin. Gross profit for the June 2007 quarter decreased approximately 21% compared to the June 2006 quarter. The $666,000 quarter-on-quarter decrease in gross profit was attributable to both lower revenue and lower gross margin percentage (“gross margin”) as compared to the June 2006 quarter. Gross margin for the June 2007 quarter was 21.2% as compared to 23.2%. The decrease was primarily due to certain high dollar, lower margin deals in the second quarter of 2007 as compared to the second quarter of 2006. Gross margins on consulting and engineering services were lower in the June 2007 quarter primarily due to a higher utilization of outside contractors as compared to the June 2006 quarter. Gross margins on maintenance services and contract fees increased in the June 2007 quarter primarily from a higher percentage of sales of vendor maintenance contracts, which are reported on a net revenue basis, as compared to the June 2006 quarter. As noted above, we continue to be a project-based business, and as a result, gross margins fluctuate from project to project, and, depending on mix, may fluctuate from quarter to quarter.

Operating Expenses. Operating expenses comprise selling, marketing, engineering, general and administrative (“SG&A”) expenses, as well as depreciation and amortization expense. For the June 2007 quarter, operating expenses decreased approximately $334,000 or approximately 8.0% as compared to the June 2006 quarter. This decrease is primarily the result of : (1) decreased selling and engineering expenses of approximately $179,000 primarily related to lower engineering salaries due to a decrease in the number of engineering personnel in the June 2007 quarter, lower commissions expense due to lower gross profit, and lower travel expense; (2) an increase in general and administrative (“G&A”) expense of approximately $155,000 due primarily to the accrual of executive bonuses; (3) a decrease in share-based compensation expense of $214,000 (see below); and (4) a decrease in depreciation and amortization expense of approximately $96,000 (see below).

Share-Based Compensation Expense. Share-based compensation expense for continuing operations is included in SG&A expense. For the June 2007 quarter, we recorded a credit for share-based compensation for continuing operations of $145,000 as compared to an expense of $69,000 for the June 2006 quarter. The significant decrease in expense in the June 2007 quarter was primarily due to significant stock option forfeitures that occurred in the June 2007 quarter as a result of terminations and/or resignations of employees that occurred in the same quarter. As stated in Note 4 to the consolidated financial statements, we consider revisions to our assumptions in estimating forfeitures on an ongoing basis. Additionally, we adjust for actual forfeitures at the end of the vesting period for each tranche of options.

Depreciation and Amortization. Depreciation and amortization of intangibles for the June 2007 quarter decreased as compared to the June 2006 quarter primarily due to the write-down of a trade name at December 31, 2006, the completion of amortization of certain intangible assets as of December 31, 2006 and the decrease in net property equipment purchased in 2007 as compared to 2006.

Interest Expense. Interest expense for the June 2007 quarter increased approximately $168,000 or 58% as compared to the June 2006 quarter. The increase was primarily due to higher average borrowings in the June 2007 quarter, as a result of the decreased debt in the June 2006 quarter following the cash equity raised in the private placement in 2006. Our total average debt outstanding for the second quarter of 2007 was $13.6 million as compared to $9.0 million for the second quarter of 2006.

Benefit for Change in Estimated Fair Value of Derivative Financial Instruments—Warrants. The warrants issued in the private placement in 2006 were accounted for as a derivative financial instrument and classified as a liability, due to not meeting the requirements for equity classification as stipulated in EITF 00-19. In accordance with US GAAP, we estimated the fair value of the warrants as of each reporting period. As of June 30, 2006, the estimated fair value of the warrants increased from the estimated fair value as of March 31, 2006 and for the three months ended June 30, 2006, we recorded the net change as a benefit to the statement of operations in the amount of $2.7 million. See further discussion of the warrants in Note 5 to the consolidated financial statements included in this prospectus.

Charge for Fair Value of Warrants in Excess of Proceeds. We recorded the warrants issued in the April and May 2006 closings of the private placement at an initial fair value of approximately $2.6 million. Because the estimated fair value of the warrants exceeded the net cash proceeds of $1.7 million, we recorded a charge in the statement of operations of $924,000 for the difference between the estimated fair value of the warrants and the net cash proceeds raised. See further discussion of the warrants in Note 5 to the consolidated financial statements included in this prospectus.

Loss from discontinued operations. As discussed above, on August 6, 2007, we sold certain tangible and intangible assets relating to and comprising our EarthWhere division to SPADAC, all pursuant to the Purchase Agreement. The transaction was previously approved by our board of directors and that of SPADAC. Under the terms of the Purchase Agreement, SPADAC purchased the assets for $600,000. Cash in the amount of $300,000 was paid on the closing date and cash in the amount of $300,000 is payable at such time as the purchaser has received from us with respect to each listed contract (i) a consent or governmental authorization for assignment of such contract and (ii) a sublicense of such contract, among other things. Net proceeds from the transaction after selling costs were approximately $543,000. We determined that the EarthWhere assets met the criteria for assets classified as “held for sale” beginning in the second quarter of 2007, and, based on this classification, we recorded an impairment charge in the amount of $2.2 million, in the quarter ended June 30, 2007, as a charge to “Impairment of assets of discontinued operations” in the consolidated statements of operations. The impairment charge included an estimate of direct costs associated with the transaction.

Operating results of the discontinued operations of EarthWhere for the three months ended June 30, 2007 and 2006 were as follows:

	Three Months Ended June 30,
(In thousands)	2007	2006

Revenues	$554	$443

Cost and expenses:
Cost of revenue	358	321
Selling, engineering, general and administrative	801	999
Depreciation and amortization	11	51

Loss from discontinued operations	$(616)	$(928)

In the second quarter of 2007, revenue from discontinued operations of $554,000 was up approximately 25% from the second quarter of 2006 to the second quarter of 2007, primarily due to the increased professional services sales. Gross profit increased by $74,000 in 2007, primarily due to the increased revenue. Operating expenses of $801,000 in the second quarter of 2007 decreased $198,000 from the same period last year because of lower salaries and higher utilization of billable engineers as a result of higher professional services revenue.

Results of Operations for the
Six Months Ended June 30, 2007
Compared to the Six Months Ended June 30, 2006

	For the six months ended June 30,				$ Change	% Change
(In thousands, except for percentages)	2007	% of rev	2006	% of rev	2006-2007	2006-2007

Revenue
Product sales and vendor supplied services	$14,966	76.8%	$21,825	79.6%	$(6,859)	(31.4)%
Consulting and engineering services	1,828	9.4	2,180	8.0	(352)	(16.1)
Maintenance services and contract fees	2,701	13.8	3,397	12.4	(696)	(20.5)
Total revenue	19,495	100.0	27,402	100.0	(7,907)	(28.9)

Gross Profit (% of respective revenue)
Product sales and vendor supplied services	2,786	18.6	4,524	20.7	(1,738)	(38.4)
Consulting and engineering services	617	33.8	801	36.7	(184)	(23.0)
Maintenance services and contract fees	1,047	38.8	1,134	33.4	(87)	(7.7)
Total gross profit	4,450	22.8	6,459	23.6	(2,009)	(31.1)

Operating expenses
Selling, engineering, general and administrative	7,833	40.2	7,443	27.2	390	5.2
Depreciation and amortization of intangibles	163	0.8	367	1.3	(204)	(55.6)
Total operating expenses	7,996	41.0	7,810	28.5	186	2.4

Operating loss from continuing operations	(3,546)	(18.2)	(1,351)	(4.9)	(2,195)	162.5

Other income (expense)
Interest expense	(850)	(4.4)	(765)	(2.8)	(85)	11.1
Charge for change in estimated fair value of derivative financial instruments - Warrants	—	—	(1,317)	(4.8)	1,317	(100.0)
Charge for fair value of Warrants in excess of net cash proceeds	—	—	(924)	(3.4)	924	(100.0)
Other income (expense)	(21)	(0.1)	(14)	(0.1)	(7)	50.0

Loss from continuing operations	(4,417)	(22.7)	(4,371)	(16.0)	(46)	1.1

Loss from discontinued operations
Loss from operations	(1,166)	(6.0)	(1,580)	(5.7)	414	(26.2)
Impairment of assets of discontinued operations	(2,211)	(11.3)	—	—	(2,211)	100.0

Net loss	(7,794)	(40.0)	(5,951)	(21.7)	(1,843)	31.0

Deemed dividend related to beneficial conversion feature of Series A Preferred Stock	—	—	(4,539)	(16.6)	4,539	(100.0)

Dividends accrued for holders of convertible Series A Preferred Stock	(206)	(1.0)	—	—	(206)	100.0

Net loss available to common stockholders	$(8,000)	(41.0)%	$(10,490)	(38.3)%	$2,490	(23.7)%

Revenue. Total revenue for the six months ended June 30, 2007 decreased from the comparable 2006 period by approximately 29%. The overall decrease was due to decreases in hardware/software, professional services and maintenance sales. This year-on-year decrease is in part due to our recent change in management and changes in our sales force. It is also important to note that a significant percentage of our revenue continues to be project-based, and as such quarterly results may fluctuate significantly.

Revenue from professional services for the first six months of June 2007 decreased over the comparable 2006 period by approximately 16%. As a percentage of total revenue, revenue from professional services increased from 8.0% to 9.4% from the first six months of 2006 to the first six months of 2007.

Gross Profit and Margin. Gross profit for the six months ended June 30, 2007 decreased approximately $2.0 million or 31% as compared to the same period of the prior year. The year-on-year decrease in gross profit was attributable to both lower revenue and lower gross margin in 2007. Gross margin decreased from 23.6% in the first six months of 2006 to 22.8% in the first six months of 2007 primarily from lower gross margins on hardware, software and professional services partially offset by higher gross margins on maintenance revenue. The lower gross margin on product sales was primarily due to high dollar, low margin sales in the second quarter of 2007. Gross margins on consulting and engineering services were lower in 2007 primarily due to the higher utilization of outside contractors. Gross margins on maintenance revenue increased in the first half of 2007 compared to the first half of 2006 primarily due to a higher percentage of sales of vendor maintenance contracts, which are reported on a net revenue basis. As stated above, we continue to be a project-based business, and as a result, gross margins fluctuate from project to project, and, depending on mix, may fluctuate from period to period.

Operating Expenses. For the six months ended June 30, 2007, SG&A operating expenses increased approximately $390,000 or 5.2% as compared to the same period of the prior year. This increase is primarily the result of higher G&A expense, including the accrual of executive bonuses, severance expense for former executives, and higher legal expense in 2007, partially offset by lower expenses due to decreased headcount and lower share-based compensation expense in 2007 as compared to 2006 (see below).

Share-Based Compensation Expense. Share-based compensation expense for continuing operations is included in SG&A expense. For the six months ended June 30, 2007, we recorded expense of $10,000 for share-based compensation for continuing operations as compared to expense of $129,000 for the comparable 2006 period. The significant decrease in expense in the 2007 period was primarily due to significant stock option forfeitures that occurred in the June 2007 quarter as a result of terminations and/or resignations of employees that occurred in the same quarter. As stated in Note 4 to the consolidated financial statements contained in this prospectus, we consider revisions to our assumptions in estimating forfeitures on an ongoing basis. Additionally, we adjust for actual forfeitures at the end of the vesting period for each tranche of options.

Depreciation and Amortization. Depreciation and amortization of intangibles for the first six months of 2007 decreased as compared to the comparable 2006 period primarily due to the write-down of a trade name at December 31, 2006, the completion of amortization of certain intangible assets as of December 31, 2006 and the decrease in net property equipment purchased in 2007 as compared to 2006.

Interest Expense. Interest expense for the six months ended June 30, 2007 increased approximately 11% as compared to the same period of 2006. This increase is primarily due to a higher interest rate on the Company’s Sun 2007 Loan, which was executed during the June 2007 quarter and carried a 15% borrowing rate on a principal balance of approximately $7.6 million at June 30, 2007. Average debt outstanding for the first six months of 2007 was $12.5 million as compared to $13.0 million for the first half of 2006.

Charge for Change in Estimated Fair Value of Derivative Financial Instruments—Warrants. We estimated the fair value of the warrants issued in the April and May 2006 private placement at each reporting period, and the net change in the estimated fair value was recorded in the statement of operations. As of June 30, 2006, the estimated fair value of the warrants decreased from the estimated fair value assigned on their respective grant dates in March, April and May 2006. For the six months ended June 30, 2006, we recorded a charge of $1,317,000 to the statement of operations. See further discussion of the warrants in Note 5 to the consolidated financial statements included in this prospectus.

Charge for Fair Value of Warrants in Excess of Proceeds. We recorded the warrants issued in the April and May 2006 closings of the private placement at an initial fair value of approximately $2.6 million. Because the estimated fair value of the warrants exceeded the net cash proceeds of $1.7 million, we recorded a charge in the statement of operations of $924,000 for the difference between the estimated fair value of the warrants and the net cash proceeds raised. See further discussion of the warrants in Note 5 to the consolidated financial statements included in this prospectus.

Loss from discontinued operations. As discussed above, on August 6, 2007, we sold certain tangible and intangible assets relating to and comprising our EarthWhere division to SPADAC, pursuant to the Purchase Agreement. The transaction was previously approved by our board of directors and that of SPADAC. Under the terms of the Purchase Agreement, SPADAC purchased the assets for $600,000. Cash in the amount of $300,000 was paid on the closing date and cash in the amount of $300,000 is payable at such time as the purchaser has received from us with respect to each listed contract (i) a consent or governmental authorization for assignment of such contract and (ii) a sublicense of such contract, among other things. Net proceeds from the transaction after selling costs were approximately $543,000. We determined that the EarthWhere assets met the criteria for assets classified as “held for sale” beginning in the second quarter of 2007, and, based on this classification, we recorded an impairment charge in the amount of $2.2 million, in the quarter ended June 30, 2007, as a charge to “Impairment of assets of discontinued operations” in the consolidated statements of operations. The impairment charge included an estimate of direct costs associated with the transaction.

Operating results of the discontinued operations of EarthWhere for the six months ended June 30, 2007 and 2006 were as follows:

	Six Months Ended June 30,
(In thousands)	2007	2006

Revenues	$1,214	$776

Cost and expenses:
Cost of revenue	871	483
Selling, engineering, general and administrative	1,480	1,754
Depreciation and amortization	29	119

Loss from discontinued operations	$(1,166)	$(1,580)

In the six months ended June 30, 2007, revenue from discontinued operations of $1,214,000 was up approximately 56% from the first six months of 2006 to the second quarter of 2007, primarily due to the increased professional services sales. Gross profit increased by $50,000 in 2007, primarily due to the increased revenue. Operating expenses of $1,480,000 in the first six months of 2007 decreased $274,000 from the same period last year primarily because of higher utilization of billable engineers as a result of higher professional services revenue.

Deemed Dividend Related to Beneficial Conversion Feature of Convertible Series A Preferred Stock. As part of the private placement, we issued convertible series A preferred sock, which contained a beneficial conversion feature, based on the difference between the closing price of the Company’s common stock and the effective conversion price of the convertible series A preferred stock on the closing dates of the transaction. The beneficial conversion feature for the March closing was measured at $4.5 million and recorded as a deemed dividend to preferred stockholders in the March 2006 quarter. No deemed dividend was recorded for the April and May closings based on the $-0- ascribed to the series A preferred stock for those closings. The deemed dividend is included in the net loss available to common stockholders and the basic and diluted net loss per share calculation in the first six months of 2006. See further discussion of the private placement in Note 5 to the consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS.”

Results of Operations for the
Year Ended December 31, 2006
Compared to the Year Ended December 31, 2005

	For the year ended December 31,				$ Change	% Change
(In thousands, except for percentages)	2006	% of rev	2005	% of rev	2005 - 2006	2005 - 2006
Revenue
Product sales and vendor supplied services	$43,734	78.6%	$43,338	76.0%	$396	0.9%
Consulting and engineering services	5,397	9.7	4,771	8.4	626	13.1
Maintenance services and contract fees	6,508	11.7	8,892	15.6	(2,384)	(26.8)
Total revenue	55,639	100.0	57,001	100.0	(1,362)	(2.4)

Gross Profit (% of respective revenue)
Product sales and vendor supplied services	8,330	19.0	8,967	20.7	(637)	(7.1)
Consulting and engineering services	2,155	39.9	1,778	37.3	377	21.2
Maintenance services and contract fees	2,268	34.8	2,694	30.3	(426)	(15.8)
Total gross profit	12,753	22.9	13,439	23.6	(686)	(5.1)

Operating expenses
Selling, engineering, general and administrative	14,293	25.7	13,678	24.0	615	4.5
Charge for goodwill impairment	21,519	38.7	9,200	16.1	12,319	133.9
Charge for impairment of intangible asset	800	1.4	—	—	800	100.0
Depreciation and amortization of intangibles	650	1.2	839	1.5	(189)	(22.5)
Total operating expenses	37,262	67.0	23,717	41.6	13,545	57.1

Operating loss from continuing operations	(24,509)	(44.1)	(10,278)	(18.0)	(14,231)	138.5

Other income (expense)
Interest expense	(1,474)	(2.6)	(1,610)	(2.8)	136	(8.4)
Charge for warrants issued to related party for debt guaranty	—	—	(2,877)	(5.0)	2,877	(100.0)
Charge for change in estimated fair value of derivative financial instruments - Warrants	(374)	(0.7)	—	—	(374)	100.0
Charge for fair value of Warrants in excess of net cash proceeds	(924)	(1.7)	—	—	(924)	100.0
Charge due to the agreement to reprice Warrants	(2,314)	(4.2)	—	—	(2,314)	100.0
Liquidated damages payable under registration rights agreement	(1,117)	(2.0)	—	—	(1,117)	100.0
Other income (expense)	(110)	(0.2)	1	0.0	(111)	(11,100.0)

Loss from continuing operations before income taxes	(30,822)	(55.4)	(14,764)	(25.9)	(16,058)	108.8

Income tax (expense) benefit	(45)	(0.1)	(34)	(0.1)	(11)	32.4

Loss from continuing operations	(30,867)	(55.5)	(14,798)	(26.0)	(16,069)	108.6

Loss from discontinued operations	(2,090)	(3.8)	(1,005)	(1.8)	(1,085)	108.0

Net loss	$(32,957)	(59.2)	$(15,803)	(27.7)	$(17,154)	108.5

Deemed dividend related to beneficial conversion feature of convertible series A preferred stock	(4,539)	(8.2)	—	—	(4,539)	100.0
Common stock dividends accrued for holders of convertible series A preferred stock	(340)	(0.6)	—	—	(340)	100.0

Net loss available to common shareholders	$(37,836)	(68.0)%	$(15,803)	(27.7)%	$(22,033)	139.4%

Revenue. Revenue from hardware/software sales increased for 2006 as compared to 2005 by approximately 1%. It is important to note that a significant percentage (approximately 85% for both 2006 and 2005) of our total revenue continues to be project-based, and as such quarterly results may vary significantly.

Revenue from professional services, which is also project-based, increased approximately 13% from 2005 to 2006, primarily from an increase in our Federal government Storage Solutions professional services. As a percentage of total revenue, revenue from professional services increased from 8.4% in 2005 to 9.7% in 2006. We continue to emphasize revenue growth from professional services as a means of achieving greater gross profit.

Revenue from maintenance services and maintenance contract fees (“first call” maintenance services and the resale of vendor maintenance contracts) decreased by approximately 27% from 2005 to 2006, primarily due to product mix - a higher percentage of maintenance contract fees (which are reported net of cost of revenue) versus maintenance services in 2006 as compared to 2005. Gross maintenance billings increased slightly year-on-year.

Gross Profit and Margin. Gross profit for 2006 decreased approximately 5.1% from 2005, or approximately $686,000. The decrease was primarily attributable to lower revenue and lower gross margins from product sales and vendor supplied services. Our total gross margin decreased from 23.6% in 2005 to 22.9% in 2006, a decrease which was due primarily to a combination of lower gross margins on Storage Solutions’ product sales partially offset by higher gross margins on maintenance revenue. Gross margins on maintenance revenue increased in 2006 compared to 2005 in part due to a higher percentage of sales of vendor maintenance contracts, as noted above, which are reported on a net revenue basis. As we are primarily a project-based business, gross margins fluctuate from project to project, and, depending on mix, may fluctuate from quarter to quarter.

Operating Expenses. Operating expenses are comprised of SG&A expenses, as well as depreciation and amortization expense. SG&A expenses decreased approximately 4.5% from 2005 to 2006, primarily from higher engineering personnel costs in our Federal government business and under-utilization of these resources in the first half of the year. Our average headcount for 2006, excluding the EarthWhere division’s 29 employees, was 102, of which 83 were in our Storage Solutions division, and 19 in corporate G&A. This compares to an average headcount for 2005 of 98, excluding the EarthWhere division’s 21 employees, of which 76 were in our Storage Solutions division and 22 in corporate G&A. In addition, we recorded an employee severance charge of approximately $200,000 in June 2006.

Share-Based Compensation Expense. On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standard No. 123 (revised) (“SFAS 123R”), “Share-Based Payment,” using the modified prospective method, which requires that compensation expense be recorded for all unvested stock options and restricted stock over the remaining award service period.

For 2006, we recorded share-based compensation expense of $375,000, of which $320,000 pertains to our Storage Solutions division, and is included in SG&A expense, and $55,000 pertains to our EarthWhere division, and is included in loss from discontinued operations. The expense recorded during the year related to the current period compensation expense for stock options granted in the second quarter and for unvested stock options granted in prior years as calculated under the provisions of Statement of Financial Accounting Standard No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation.” In accordance with SFAS 123R, we accounted for options granted in prior years using the fair value pricing model used at the grant date to calculate the pro-forma compensation expense required for disclosure under SFAS 123, adjusted to include a provision for estimated forfeitures. During 2006, we estimated forfeitures at 20% annually, based on historical trends related to employee turnover and the market price of our common stock. At December 31, 2006, we adjusted the share-based compensation expense for actual forfeitures that occurred as of that date. As our policy for 2007, we will continue to record expense based on estimated forfeitures, but will adjust for actual forfeitures at the end of the vesting period for each tranche of options. We consider revisions to our assumptions in estimating forfeitures on an ongoing basis. We used the Black-Scholes option pricing model, as we believe this model best reflects our historical option exercise patterns, with weighted average assumptions as disclosed in Note 5 of our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS.”

As we are applying the modified prospective method of adoption, there was no share-based compensation expense recorded in 2005. As disclosed in Note 5 of our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS,” had we applied the fair-value recognition provisions of SFAS 123 in 2005, we would have recorded $246,000 of share-based compensation expense in 2005. The total compensation cost related to nonvested options not yet recognized at December 31, 2006 was $1.3 million and the weighted-average period over which this expense is expected to be recognized is approximately 3.3 years. The total fair value of options vested during 2006 was $365,000.

Depreciation and Amortization. Depreciation and amortization of intangibles for 2006 decreased as compared to 2005, due in part to the completion of amortization of certain intangible assets acquired as part of the Solunet Storage acquisition in 2003, as well as the full depreciation in 2005 and 2006 of certain property and equipment acquired in 2002 and 2003.

Charge for Goodwill and Intangible Asset Impairments. As previously discussed under this section of the prospectus, in 2006, we recorded a $21.5 million charge for goodwill impairment and a $800,000 charge for impairment of a trade name for our Storage Solutions operating segment . For 2005, we recorded a $9.2 million charge for goodwill impairment for this operating segment.

Interest Expense. Interest expense for 2006 decreased approximately 8% as compared to 2005. The decrease is due to lower average borrowings in 2006, as a result of the conversion of $8 million of debt converted by Sun Solunet as part of the private placement in 2006. The effect on interest expense due to the decrease in average borrowings was partially offset by higher interest rates, which increased on average by nearly 190 basis points in 2006 as compared to 2005. Average debt outstanding for 2006 was $11.7 million as compared to $16.9 million for 2005.

Charge for Change in Estimated Fair Value of Derivative Financial Instruments—Warrants. We estimate the fair value of derivative financial instruments at each reporting period, and the net change in the estimated fair value is recorded as a benefit (charge) to the statement of operations. On July 28, 2006 at our annual meeting of shareholders, shareholders approved an increase in our authorized capital, and we concluded that the criteria for equity classification of the 2006 private placement warrants were met as of that date. In accordance with US GAAP, we estimated the fair value of the 2006 private placement warrants at July 28, 2006, recorded the net change in the estimated fair value of $943,000 as a benefit to the statement of operations in the third quarter of 2006, and reclassified the 2006 private placement warrants to stockholders’ equity. For 2006, the charge for the change in estimated fair value of the 2006 private placement warrants totaled $374,000. See further discussion of the 2006 private placement warrants in Note 4 to our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS.”

Charge for Fair Value of 2006 Private Placement Warrants in Excess of Proceeds. We recorded the 2006 private placement warrants issued in the April and May 2006 closings of the 2006 private placement at an initial fair value of approximately $2.6 million. Because the estimated fair value of the 2006 private placement warrants exceeded the net cash proceeds of $1.7 million, we recorded a charge in the statement of operations of $924,000 for the difference between the estimated fair value of the 2006 private placement warrants and the net cash proceeds raised. See further discussion of the 2006 private placement warrants in Note 4 to our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS.”

Liquidated Damages and Charge for the Agreement to Reprice the 2006 B Warrants. For 2006, we recorded $1.1 million of liquidated damages in the form of unsecured, promissory notes to the investors in the 2006 private placement transaction. In addition to this amount, we have recorded accrued interest on the 2006 private placement promissory notes at the rate of 12% per annum from November 15 through December 31, 2006. Also, we recorded a non-cash charge of $2.3 million as a result of the agreement to reprice the warrants issued in the 2006 private placement on November 15, 2006. See Note 4 to our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS.”

Other Income (Expense). During our September quarter of 2006, we reduced the recorded value of an investment in a private company based on an assessment and estimate of the investment’s current marketability at September 30, 2006. Accordingly, we recorded a charge in the amount of $100,000 related to this investment.

Loss from Discontinued Operations. As discussed above, on August 6, 2007, we sold certain tangible and intangible assets relating to and comprising our EarthWhere division to SPADAC, pursuant to the Purchase Agreement. The fiscal year 2006, 2005 and 2004 Results of Operations have been recast to reflect the EarthWhere division as a discontinued operation. All revenue, costs and expenses for the EarthWhere division have been aggregated and reported net as losses from discontinued operations for all periods presented. The loss from discontinued operations increased from approximately $1.0 million in 2005 to approximately $2.1 million in 2006. The increase was primarily a result of continued higher investment in expanding the EarthWhere division and lower gross profit due to higher amortization of capitalized software costs in 2006 as compared to 2005.

Deemed Dividend Related to Beneficial Conversion Feature of Convertible Series A Preferred Stock. As part of the 2006 private placement, we issued convertible series A preferred stock, which contained a beneficial conversion feature, based on the difference between the closing price of our common stock and the effective conversion price of the convertible series A preferred stock on the closing dates of the transaction. The beneficial conversion feature for the March closing was measured at $4.5 million and was recorded as a deemed dividend to preferred stockholders in the March 2006 quarter. No deemed dividend was recorded for the April and May closings based on the $-0- ascribed to the series A preferred stock for those closings. The deemed dividend is included in the net loss available to common stockholders and the basic and diluted net loss per share calculation in 2006. See further discussion of the 2006 private placement in Note 4 to our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS.”

Common Stock Dividends Accrued for Holders of Convertible Series A Preferred Stock. The convertible series A preferred stock issued in the 2006 private placement carries a 3% cumulative dividend, payable in shares of our common stock. Dividends are required to be declared and authorized by our board of directors on each July 31 and January 31 anniversary, beginning on July 31, 2006. For the year ended December 31, 2006, we recorded common stock dividends in the amount of approximately $340,000, which included 704,799 shares declared on July 31, 2006 and an additional amount for the period from August 1 to December 31, 2006. See further discussion of the 2006 private placement in Note 4 to our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS.”

Results of Operations for the
Year Ended December 31, 2005
Compared to Year Ended December 31, 2004

	For the year ended December 31,				$ Change	% Change
(In thousands, except for percentages)	2005	% of rev	2004	% of rev	2005-2004	2005-2004

Revenue
Product sales and vendor supplied services	$43,338	76.0%	$53,970	83.0%	$(10,632)	(19.7)%
Consulting and engineering services	4,771	8.4	3,272	5.0	1,499	45.8
Maintenance services and contract fees	8,892	15.6	7,763	11.9	1,129	14.5
Total Revenue	57,001	100.0	65,005	100.0	(8,004)	(12.3)

Gross Profit (% of respective revenue)
Product sales and vendor supplied services	8,967	20.7	9,601	17.8	(634)	(6.6)
Consulting and engineering services	1,778	37.3	1,350	41.3	428	31.7
Maintenance services and contract fees	2,694	30.3	2,437	31.4	257	10.5
Total Gross Profit	13,439	23.6	13,388	20.6	51	0.4

Operating expenses
Selling, engineering, general and administrative	13,678	24.0	13,636	21.0	42	0.3
Charge for goodwill impairment	9,200	16.1	—	—	9,200	100.0
Severance and closed office expense	—	—	1,226	1.9	(1,226)	(100.0)
Depreciation and amortization of intangibles	839	1.5	1,110	1.7	(271)	(24.4)
Total operating expenses	23,717	41.6	15,972	24.6	7,745	48.5

Operating loss from continuing operations	(10,278)	(18.0)	(2,584)	(4.0)	(7,694)	297.8

Other income (expense)
Interest expense	(1,610)	(2.8)	(1,221)	(1.9)	(389)	31.9
Charge for warrants issued to related party for debt guaranty	(2,877)	(5.0)	(2,469)	(3.8)	(408)	16.5
Other income (expense)	1	--	121	0.2	(120)	(99.2)

Loss from continuing operations before income taxes	(14,764)	(25.9)	(6,153)	(9.5)	(8,611)	139.9

Income tax (expense) benefit	(34)	(0.1)	328	0.5	(362)	(110.4)

Loss from continuing operations	(14,798)	(26.0)	(5,825)	(9.0)	(8,973)	154.0

Loss from discontinued operations	(1,005)	(1.8)	(925)	(1.4)	(80)	8.6

Net loss	$(15,803)	(27.7)%	$(6,750)	(10.4)%	$(9,053)	134.1%

Revenue. Revenue for the year ended December 31, 2005 decreased by approximately 12.3% from the prior year. For 2005, our sales of products (hardware and software) and vendor supplied services decreased by 19.7% from 2004, but revenue from professional services increased by 45.8% year on year, and as a percentage of total revenue, increased approximately 68%. The year on year decrease in hardware/software sales reflects market trends including the continued shift in product mix from tape to disk and continued downward trends on price per unit capacity.

The year-on-year improvement in professional services revenue is the result of our continued commitment to grow this generally higher margin sector of our business. Our year-on-year growth was heavily concentrated in the Federal sector of our Storage Solutions business, which had a revenue increase of approximately 120%, versus an approximate 40% decrease in the Storage Solutions commercial sector for the same period. Revenue from maintenance services and maintenance contract fees increased by 14.5% from 2004 to 2005, and as a percentage of total revenue, increased approximately 31%.

Gross Profit and Margin. Gross profit for the year ended December 31, 2005 was essentially flat compared to the prior year. The small increase in gross profit from 2004 was attributable to a $1.7 million favorable variance from higher overall gross margin for 2005, offset by an unfavorable $1.65 million variance from lower revenue in 2005 versus 2004.

Gross margin increased from 20.6% in 2004 to 23.6% in 2005. Gross margins on product sales and vendor supplied services were higher in 2005, primarily from a favorable product mix and certain high margin large orders in 2005. Gross margin on consulting and engineering services was lower in 2005, primarily due to the utilization of outside contractors on a significant Federal government Storage Solutions project. The maintenance revenue gross margins decreased slightly in 2005 compared to 2004 due to changes in product mix.

Operating Expenses. Operating expenses are comprised of SG&A expenses, as well as depreciation, amortization and other non-cash expenses. For the year ended December 31, 2005, SG&A expense including severance and closed office accrued expenses decreased approximately 8% as compared to the prior year. This decrease is primarily a result of cost reductions made during the second half of 2004 in our Storage Solutions division (three office closures and related employee reductions) and employee reductions during this same period in corporate general and administrative departments. These decreases were offset by increasing our headcount in the consulting and engineering group in our Federal sector. Our average headcount for 2005, excluding 21 employees in our EarthWhere division, was 92, of which 73 were in our Storage Solutions segment. This compares to average headcount for 2004, excluding 10 employees in our EarthWhere division, of 97, of which 76 were in our Storage Solutions segment.

Depreciation and amortization of intangibles for 2005 decreased as compared to 2004, due in part to the completion of amortization of certain intangible assets recorded as part of the Solunet Storage merger in 2003.

Charge for Goodwill Impairment. As previously discussed under this section of the prospectus, in 2005, we recorded a $9.2 million charge for goodwill impairment for our Storage Solutions operating segment.

Interest Expense. Interest expense for 2005 increased approximately 32% as compared to 2004. The increase is due to higher average borrowings in 2005 as well as to higher interest rates, which increased on average by nearly 2 points in 2005 compared to 2004. Average debt outstanding in 2005 was $16.9 million as compared to $16.2 million in 2004. The increased average debt outstanding was primarily the result of the continued investment in our EarthWhere segment. Interest expense in 2005 and 2004 included approximately $150,000 paid to an affiliate of Sun Solunet for loan guaranties issued on our behalf by Sun Capital Partners II, LP (“Sun Capital II”).

Charge for Warrants Issued to Related Party for Debt Guaranty. In March, May, June and November 2005 and in consideration for the Harris debt guaranty provided by Sun Capital II, we were obligated to issue and issued to Sun Solunet four stock purchase warrants to purchase an aggregate of 12,351,199 shares of our common stock, with an exercise price of $0.001 per share. These warrants were immediately exercisable upon issuance. Based on the number of shares issued pursuant to the warrants, we recorded non cash charges which aggregated approximately $2,877,000, calculated as the number of shares issued multiplied by the closing market price of our common stock as of the dates of issuance of the respective warrants.

Loss from Discontinued Operations. As discussed above, on August 6, 2007, we sold certain tangible and intangible assets relating to and comprising our EarthWhere division to SPADAC, pursuant to the Purchase Agreement. The fiscal year 2006, 2005 and 2004 Results of Operations have been recast to reflect the EarthWhere division as a discontinued operation. All revenue, costs and expenses for the EarthWhere division have been aggregated and reported net as losses from discontinued operations for all periods presented. The loss from discontinued operations increased from approximately $0.9 million in 2004 to approximately $1.0 million in 2005. The increase was primarily a result of continued higher investment in expanding the EarthWhere division offset by increased gross profit from increased software license sales and professional services revenue in 2005 as compared to 2004.

Liquidity and Capital Resources

Liquidity

Our unaudited consolidated financial statements as presented in “INDEX TO FINANCIAL STATEMENTS” have been prepared in conformity with US GAAP (except with regard to omission of certain disclosures within interim financial statements, as permitted by the SEC), which contemplate our continuation as a going concern and do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary if we were unable to continue as a going concern. However, we have incurred substantial losses from operations since inception and have incurred a net loss of $33.0 million for the year ended December 31, 2006, which included non-cash charges of $22.3 million for goodwill and intangible asset impairments related to our Storage Solutions division, and a net loss of $7.8 million, which included a non-cash charge of $2.2 million for the impairment of assets of discontinued operations of our EarthWhere division, for the six months ended June 30, 2007. In addition, as of June 30, 2007, we had negative working capital (current liabilities in excess of current assets) of $12.8 million. Accordingly, as of June 30, 2007, the recoverability of a major portion of the recorded asset amounts is dependent on our continuing operations, which in turn is dependent on our ability to maintain our current financing arrangements and our ability to become profitable in our future operations. These factors raise substantial doubt about our ability to continue as a going concern.

Ongoing concerns about our financial condition could impact our dealings with third parties, such as customers, suppliers and creditors, and the continuation of such concerns could have a material adverse effect on our business and results of operations in the future. Future liquidity issues could prevent us from making timely payments to our suppliers which could restrict our ability to obtain products and meet our customers’ demands, which could materially and adversely impact our revenue, results of operations and financial condition, our competitive position in our markets, and possibly our ability to continue operations.

We continue to attempt to improve our liquidity through improving our operating results and exploring debt and equity capital opportunities. Key operating performance improvement levers continue to include sustaining or moderately increasing existing revenue levels, achieving higher revenue gross margins from increased services revenue and maintaining operating expenses as a percentage of gross profit at the same or lower percentage.

Assuming continuation of our current credit facilities with Wells Fargo and Sun Capital II, current business trends and supplier relations, we believe that our liquidity sources are adequate to fund our operations, assuming that we operate at current gross profit levels and that Sun Capital II continues to provide us with liquidity as they have done historically. However, there can be no assurance that we will operate at sufficient gross profit levels or that Sun Capital II will continue to provide us with liquidity, in which case it would be necessary to further cut costs, raise additional debt or equity capital, or sell assets. If we do seek to raise debt or equity capital, there is no assurance that it will be available on favorable terms or in an amount sufficient to avoid further cost-cutting.

Wells Fargo Line of Credit

We have a revolving credit line with Wells Fargo to borrow up to $12.0 million, which is secured by substantially all assets of SANZ Inc., our wholly-owned subsidiary, and Solunet Storage, Inc., a wholly-owned subsidiary of SANZ Inc. The funds available under the credit facility are limited to 85% of the amount of eligible accounts receivable, which consist of substantially all accounts receivable, subject to exclusions for invoices aged over 90 days, otherwise current receivables from customers with material amounts outstanding over 90 days and subject to a percentage limit of accounts receivable from a single customer. Borrowings against receivables owed directly by Federal government end users are further limited to 80% of the eligible accounts receivable up to $500,000 in the aggregate unless we have obtained an “assignment of claim” executed by the government agency. Receivables from commercial entities acting as prime contractors for Federal government end users are not subject to this sub limit. Borrowings against receivables on maintenance services and maintenance contract fees are limited to 35% of the eligible accounts receivable up to $1,000,000 in the aggregate.

As of June 30, 2007, we had $2.6 million drawn and $3.8 million of undrawn availability on our borrowing facility among SANZ Inc., Solunet Storage and Wells Fargo Bank, National Association. As of December 31, 2006, based on our eligible collateral at that date, we had $11.2 million available for borrowing on the Wells Fargo credit facility, of which $6.2 million was drawn and $5.0 million remained available. As of March 31, 2007, we had $2.1 million drawn and $2.2 million of undrawn availability on this facility. Wells Fargo may declare the loan in default if we do not meet certain financial performance measures. At December 31, 2006, we were in compliance with all covenants as set for 2006. As of December 31, 2006 and for the year then ended, this credit facility bore interest at the rate of prime plus 5.0% (13.25% at December 31, 2006). Our ability to borrow under the Wells Fargo facility is subject to the amount our accounts receivable balance, as well as complying with the financial covenants under the borrowing facility. If we are unable to comply with these financial covenants, the facility could cease to be available to us.

On April 2, 2007, we executed an amendment to the current facility with Wells Fargo, which extended its duration through May 2010. On April 13, 2007, we obtained a waiver of default from Wells Fargo waiving the event of default that would have resulted under the facility as a result of the “going concern” explanatory paragraph on our independent registered public accounting firm’s report on our financial statements for the fiscal year ended December 31, 2006. Our borrowing rate on this facility at June 30, 2007 was prime plus 3.0%, or 11.25%. This rate is subject to potential decreases, as permitted by Wells Fargo, based on SANZ Inc. and its subsidiary, Solunet Storage, Inc., achieving certain financial thresholds during 2007. As of the date of this filing, we were in compliance with all covenants under the Wells Fargo facility.

On August 6, 2007, we executed an amendment to the current facility with Wells Fargo, which, among other things, granted Wells Fargo’s consent regarding the sale of the EarthWhere assets. As part of the amendment, the proceeds of sale are to be used to pay down the Wells Fargo facility.

On September 17, 2007, we executed an amendment to the current facility with Wells Fargo, which redefined certain terms and, among other things, increased our borrowing rate on maintenance services and maintenance contract fees from 35% to 50%.

Harris 2006 Facility

On October 27, 2006, we entered into a revolving credit facility (the “2006 Harris facility”) in the amount of $1.5 million with Harris N.A. (“Harris”). Borrowings under the 2006 Harris facility bore interest at prime and were payable upon demand by Harris. The purpose of obtaining this facility was to provide additional working capital to the Company and its subsidiaries. As a condition precedent to obtaining the 2006 Harris facility, Sun Capital II, an affiliate of our majority shareholder, Sun Solunet, LLC (“Sun Solunet”), entered into an ongoing guaranty of the debt incurred by the Company under this facility.

On March 13, 2007 and March 23, 2007, we increased our borrowing availability with Harris through amendments to the 2006 Harris Facility in the amounts of $1.5 million and $1.5 million, respectively. The $3 million of available borrowings under these amendments was for additional working capital, and was secured by cash collateral posted by Sun Capital II. We terminated this credit facility and paid off all amounts owed on May 16, 2007, as described below.

Sun Capital II Credit Agreement

On May 16, 2007, we entered into a credit facility with Sun Capital II (the “Sun 2007 Loan”) for up to $10 million. The proceeds of the initial borrowing under the Sun 2007 Loan were used for working capital purposes and to pay off the amount owed of $4.5 million plus accrued interest of $67,000 on the 2006 Harris facility. Additional borrowings on the Sun 2007 Loan are permitted only at the sole discretion of Sun Capital II. As of June 30, 2007, we had borrowed $7.7 million, including accrued interest of $129,000, under this credit facility. The Sun 2007 Loan is unsecured and bears interest at 15% per annum, which interest is payable upon termination. Borrowings under the Sun 2007 Loan are evidenced by a demand note. Unless Sun Capital II demands payment earlier, the Sun 2007 Loan is payable in full in May of 2012.

Sun Term Loan

On April 19, 2006 and as part of the private placement (as defined and described in Note 5 to our unaudited consolidated financial statements included in this prospectus), we and Sun Solunet executed a $5 million, three-year term loan (the “Sun Term Loan”), which matures in March 2009. The Sun Term Loan bears interest at prime plus 1.0% (9.25% at June 30, 2007) and all interest accrues and is payable on the maturity date. As of June 30, 2007, we had $5.0 million in principal and $912,000 of accrued interest due on the Sun Term Loan.

Private Placement

On March 2, April 18 and May 4, 2006, we completed three closings of a private placement transaction exempt from registration under the Securities Act of 1933, as amended pursuant to Section 4 (2) and Regulation D promulgated thereunder with third-party investors, Company executive management and Sun Solunet. We raised approximately $12.3 million, comprised of $4.3 million of cash, net of placement agent and legal fees of approximately $784,000, and Sun Solunet converted $8.0 million of the Sun Loan (as defined below) to equity. We repaid $1.0 million of the outstanding Sun Loan to Sun Solunet, and the remaining $5.0 million of outstanding debt on the Sun Loan was converted to the Sun Term Loan, bearing interest at prime plus 1.0%. We have used the net cash proceeds of approximately $4.3 million from the private placement for general working capital needs and funding our loss for the six months ended June 30, 2006.

Investor Notes

On November 22, 2006, we entered into an agreement (the “2006 settlement agreement”) with substantially all of the investors in the private placement, which, among other things, clarified our responsibilities with respect to the ongoing obligation to register shares of common stock for resale, modified the calculation of liquidated damages and interest relating thereto payable to such investors and set forth the mechanics for payment of such liquidated damages and interest. Under the terms of the 2006 settlement agreement, we were obligated to pay liquidated damages and interest accrued through November 15, 2006, and thereafter have no further obligation to any of such investors in the 2006 private placement to pay liquidated damages. Additionally, and as part of the 2006 settlement agreement, we agreed to permanently reduce the exercise price of the 2006 B warrants from $12.50 per share to $5.00 per share.

On December 8, 2006, we issued an unsecured promissory note (collectively, the “Investor Notes”) to each of the investors in the private placement that was a party to the 2006 settlement agreement for the payment of the liquidated damages to such investor. We were obligated to pay liquidated damages to each investor in the 2006 private placement as a result of our failure to register the underlying shares of common stock related to the securities sold in the private placement within 150 days of each closing of the private placement. The terms of each Investor Note are: (1) payment in cash, or, at the option of the investor, in shares of our common stock (the terms of any issuance of common stock to be mutually agreed upon by the us and the investor); (2) payable 15 months from the date of issuance and (3) interest accrues at a rate of 12% per annum and is due and payable as specified in (2) above. As of June 30, 2007, we had $807,000 and $393,000 due under these notes to related parties and outside investors, respectively.

Other Financing

In October 2005, SANZ Inc. executed a security agreement with Avnet, its largest supplier, granting a security interest in all of its assets. Pursuant to the security agreement, SANZ Inc.’s indebtedness with Avnet is secured, except for $1,000,000. The security agreement specifies events of default, including but not limited to any failure by SANZ Inc. to maintain total cash and customer receivables (less indebtedness of SANZ Inc. to Wells Fargo) in an amount that is at least equal to the amount of outstanding trade accounts payable to Avnet, less $2,000,000. The security interest granted to Avnet is subordinate to the security interest granted to Wells Fargo by SANZ Inc. in connection with its principal borrowing facility with Wells Fargo and to evidence the subordination, Avnet and Wells Fargo entered into an intercreditor agreement. As of December 31, 2006, we were in compliance with all of the provisions of the security agreement with Avnet.

Cash and Cash Flows

Six months ended June 30, 2007

Our cash and cash equivalents were -0- as of June 30, 2007. For the six months ended June 30, 2007, net cash used in operating activities was $2.1 million. Our significant use of cash from operations was the net loss incurred for the period of $7.8 million, less $2.2 million related to the impairment of assets of discontinued operations, less $377,000 in depreciation and amortization, and decreases in accounts payable of $4.2 million and deferred revenue of $803,000. Both of these decreases were primarily a result of a decrease in invoiced revenue for the June 2007 quarter as compared to the December 2006 quarter. Significant sources of cash from operations for the period were a decrease in accounts receivable of $6.6 million, primarily as a result of a decrease in invoiced revenue for the June 2007 quarter as compared to the December 2006 quarter; a $199,000 decrease in inventories as a result of the timing of a purchase and shipment at December 31, 2006; a $471,000 decrease in deferred maintenance contracts, primarily as a result of a decrease in invoiced revenue for the June 2007 quarter as compared to the December 2006 quarter; and an increase in accrued expenses of $665,000, primarily from additional accrued interest as of June 30, 2007 on the Sun Term Loan, the Sun 2007 Loan and Investor Notes, and severance charges recorded during the first six months of 2007 for two former executive officers.

Cash used in investing activities for the six months ended June 30, 2007 was comprised of purchases of equipment of $48,000 and capitalized software costs related to discontinued operations of $306,000. Cash used in investing activities was $1.2 million in 2006, consisting of $333,000 for the purchase of property and equipment and $898,000 for the capitalization of costs for software developed for resale, discussed further below under the section “—Capital Expenditures.”

Cash from financing activities for the six months ended June 30, 2007 consisted of net borrowings of $7.6 million on the Sun 2007 Loan, offset by a pay-off of $1.5 million on the 2006 Harris facility and net payments of $3.6 million on the Wells Fargo facility due to the timing of our working capital needs and the decrease in our accounts receivable borrowing base during the period. Cash provided by financing activities totaled $4.7 million in 2006, consisting of net cash proceeds of $4.3 million from the 2006 private placement, net payments of $1.1 million on our Wells Fargo facility and net borrowings of $1.5 million on our Harris 2006 facility due to the timing of our working capital needs.

Fiscal year ended December 31, 2006

At December 31, 2006, we had $-0- in cash and cash equivalents. For the year ended December 31, 2006, net cash used in operating activities was $3.5 million. Our significant use of cash from operations for the year ended December 31, 2006 was the net loss incurred for the period of $33.0 million, less non-cash charges of $22.3 million for goodwill and intangible asset impairments, $3.6 million for the change in estimated fair value of derivative financial instruments (2006 private placement warrants issued in the March, April and May closings of the 2006 private placement), for the fair value of derivative financial instruments (2006 private placement warrants) issued in excess of net cash proceeds and for the agreement to reprice certain of the warrants issued in the 2006 private placement in settlement of future liquidated damages, less $1.1 million for a charge for the settlement of liquidated damages, less $1.2 million in depreciation and amortization and less a $375,000 non-cash expense for share-based compensation. Another significant use of cash was an increase in accounts receivable of $3.6 million, due to higher invoicing in December 2006 as compared to December 2005. This use of cash was partially offset by an increase in accounts payable of $3.6 million, due to the timing of vendor payments and the increased invoicing in December 2006 as compared to December 2005.

Cash used in investing activities was $1.2 million in 2006, consisting of $333,000 for the purchase of property and equipment and $898,000 for the capitalization of costs for software developed for resale, discussed further below under the section “—Capital Resources.”

Cash provided by financing activities totaled $4.7 million in 2006, consisting of net cash proceeds of $4.3 million from the 2006 private placement, net payments of $1.1 million on our Wells Fargo facility and net borrowings of $1.5 million on our Harris 2006 facility due to the timing of our working capital needs.

Capital Resources

During the years ended December 31, 2006 and 2005, we purchased approximately $333,000 and $318,000, respectively, of property and equipment for cash. For 2007, we anticipate spending approximately $200,000 on property and equipment. During 2006 and 2005, we also invested approximately $898,000 and $911,000, respectively, in capitalized software development costs related to our EarthWhere division. EarthWhere was sold on August 6, 2007, and all capitalized software development costs as of this date were evaluated for impairment and the impaired amount was included in “Loss from discontinued operations” for the six months ended June 30, 2007. We expect to fund our capital expenditures from our Wells Fargo facility or the Sun 2007 Loan.

Contractual Obligations

We are committed to make payments on certain long term obligations and accrued liabilities. Our cash payments due under contractual obligations as of December 31, 2006 were as follows:

Cash payment obligations (due by period) (In thousands)	Less than 1 Year	1 - 3 Years	3 - 5 Years	Total

Long-term debt obligations
- related party (1)	$—	$6,442	$—	$6,442
- outside investors (2)	—	372	—	372
Line of credit obligations (3)	7,703	—	—	7,703
Operating lease obligations (operating locations)	718	653	—	1,371
Other	27	17	—	44
	$8,448	$7,484	$—	$15,932

(1)
The long term debt obligations-related party were comprised of $5.7 million due to Sun Solunet under the three-year Sun Term Loan; $744,000 due to Sun Solunet and $18,000 due to management as notes payable related to the liquidated damages of the registration rights agreement.

(2)	The long term debt obligations-outside investors consisted of $372,000 due to outside investors as notes payable related to the liquidated damages of the registration rights agreement.

(3)
The line of credit obligations were comprised of $6.2 million due to Wells Fargo and $1.5 million due to Harris. Effective March 2007, the Wells Fargo credit facility was renewed and extended through May 2010. On March 13 and March 23, 2007, the 2006 Harris facility was amended to increase our borrowing availability in the amounts of $1.5 million and $1.5 million, respectively. The Harris 2006 facility is evidenced by a demand note and of the borrowings thereunder, $1.5 million is guaranteed by Sun Capital II and the remaining $3.0 million is secured by cash collateral posted by Sun Capital II in a collateral account maintained by Harris. The Harris 2006 facility was paid off in full in May of 2007.

Mr. Jenkins resigned as our Chief Executive Officer, President and Chairman on March 12, 2007. In connection therewith, we entered into a separation and general release agreement with Mr. Jenkins (the “Separation Agreement”) dated March 12, 2007 and effective on May 11, 2007 (the “Separation Date”). Pursuant to the Separation Agreement, Mr. Jenkins remained our employee (with the same base salary and benefits) until the Separation Date. Thereafter, subject to the satisfaction of certain conditions, Mr. Jenkins is entitled to 12 months of severance payments and benefits equal to his base salary and benefits that were in effect prior to his resignation. Our board of directors, including our compensation committee, also extended the vesting period of options to purchase 44,000 shares (11,000 of which were unvested) of our common stock at an exercise price of $10.00 per share issued under our 2003 Stock Option Plan until the Separation Date. Our board, including our compensation committee, also extended the exercise period on these options as well as options to purchase 20,000 shares of our common stock at an exercise price of $7.25 per share granted under our 2001 Stock Option Plan held by Mr. Jenkins that have vested as of the Separation Date to May 11, 2008. Based on the Separation Agreement, we recorded a severance charge in the amount of $295,000 as of March 31, 2007. As of June 30, 2007, the amount owed to Mr. Jenkins was approximately $230,000.

On June 1, 2007, Robert C. Ogden voluntarily resigned as our Chief Financial Officer, Vice President and Secretary. In connection with his resignation, we agreed to pay Mr. Ogden five months of severance payments equal to his base salary that was in effect prior to his resignation. Based on this agreement, we recorded a severance charge in the amount of approximately $79,000 in the second quarter of 2007 and, as of June 30, 2007, the amount owed to Mr. Ogden was approximately $64,000.

In March 2007, we executed the renewal of our office lease in Campbell, California. The new lease is for thirty-seven months, beginning June 1, 2007 through June 30, 2010, and the monthly rent of approximately $5,400 represents a total commitment over the three years of approximately $195,000.

Our other significant change in contractual obligations, excluding bank debt obligations, during the first six months of 2007 was the classification of the Investor Notes from long-term to current (due March 2008).

Off Balance Sheet Arrangements

We do not maintain any off balance sheet arrangements that have, or that are reasonably likely to have, a material current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with US GAAP. The accounting policies most fundamental to understanding our financial statements are those relating to recognition of revenue, to our use of estimates, to the capitalization of software development costs, to the accounting for derivative financial instruments and those relating to the impairment testing of goodwill and intangible assets. For a detailed discussion on the application of these accounting policies, see Note 3 to our 2006 Annual Report on Form 10-K.

Revenue Recognition

Our revenue recognition policy is significant because the amount and timing of revenue is a key component of our results of operations. Revenue results are difficult to forecast, primarily because we are a project based business, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from period to period. Additionally, we use estimates in allocating revenue among the multiple elements of a sale arrangement. Also, we make estimates and judgments regarding revenue recognition as to when a particular services engagement is completed.

We recognize revenue from the design, installation and support of data storage solutions, which may include hardware, software and services. Our revenue recognition policies are based on the guidance in Staff Accounting Bulletin No. 104, “Revenue Recognition,” (“SAB 104”) in conjunction with Emerging Issues Task Force (“EITF”) Issue Number 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), the American Institute of Certified Public Accountants’ (“AICPA”) Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions,” and EITF 03-5, “Applicability of AICPA Statement of Position 97-2 to Non Software Deliverables in an Arrangement Containing More Than Incidental Software,” and EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.”

We recognize revenue when:

•    persuasive evidence of an arrangement exists,
•    delivery has occurred or services have been rendered,

•    the sales price is fixed or determinable, and
•    collectibility of the resulting accounts receivable is reasonably assured.

Prior to the sale of the EarthWhere division, our revenue was derived from two segments—Storage Solutions and EarthWhere—and from four sources:

(1)   the resale of computer hardware, software and related vendor supplied services;
(2)   the sale of our proprietary software product, EarthWhere;
(3)   professional services, including installation, assessment, and on site consulting; and
(4)   the sale of maintenance and technical support agreements on data storage devices and software.

Due to the sale of the EarthWhere division, our revenue is derived only from the Storage Solutions segment.

Storage Solutions Product Sales (Hardware/Software)

Our Storage Solutions arrangements may include multiple elements, including the resale of third party computer hardware, software and maintenance support. We account for the software and software related elements in accordance with SOP 97-2. We determine the fair value of the non software elements in accordance with EITF 00-21 and account for them in accordance with SAB 104.

We recognize revenue from the resale of data storage systems upon either (i) the shipment of goods for freight on board (“FOB”) origin shipments or (ii) the delivery of goods to the customer for FOB destination shipments, provided that no significant uncertainties regarding customer acceptance exist, and depending on the terms of the contract and applicable commercial law. Based on our history, customer acceptance clauses are rare, and in the event of a sales arrangement which includes a customer acceptance clause, we recognize revenue upon the earlier of receipt of written acceptance or when the acceptance period has lapsed.

Our Storage Solutions arrangements may include multiple elements, including the resale of third party computer hardware, software, maintenance support, and professional services (e.g., assessment, training and installation). Arrangements generally fall into one of the following scenarios:

(a)
The software and maintenance elements are more than incidental to the product as a whole, and essential to the functionality of the hardware. In this type of arrangement, and in accordance with EITF 03-5, the hardware is considered software related, and we account for the entire arrangement - hardware, software and related maintenance support - in accordance with SOP 97-2. Since these arrangements involve the resale of third party elements, we have published price lists from our vendors for these products and services, and accordingly, we establish vendor specific objective evidence (“VSOE”) of fair value for these elements from these price lists.

(b)	The software and maintenance are incidental to the product as a whole.

(c)
The resale of hardware contains no software. Multiple elements in these arrangements may include the sale of professional services (i.e., installation) and maintenance contracts on the hardware elements.

In accordance with EITF 03-5, when the hardware is a non software element and any software or software related elements are not more than incidental to the product as a whole as in cases (b) and (c) above, the arrangements do not fall under the scope of SOP 97-2, and are accounted for in accordance with SAB 104 and EITF 00-21.

For arrangements that include the resale and installation of third party data storage systems (i.e., stand alone hardware or hardware with incidental software and maintenance, as cited in b. and c. above) denominated as a single, lump sum price, we allocate the aggregate arrangement revenue among the multiple elements based on their relative fair values in accordance with EITF 00-21. We determine relative fair value for each revenue element based on published price lists from our vendors for these products and/or services.

When some elements are delivered prior to others in a multiple element arrangement, revenue for the delivered elements is separately recognized, provided all of the following criteria are met:

•    the delivered item has value to the customer on a stand alone basis,
•    there is objective and reliable evidence of the fair value of the undelivered item(s), and
•    delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Undelivered revenue elements typically include installation, training, and other professional services.

The amount of revenue allocated to delivered items is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. For undelivered services revenue, we use a residual method of allocating revenue, and defer revenue for the estimated fair value of the undelivered services. We estimate the fair value of the undelivered services based on separate service offerings with customers. For undelivered elements other than services, we allocate revenue to the separate elements based on their relative fair values.

EarthWhere License Fees

We recognize revenue on EarthWhere license fees in accordance with SOP 97-2, as amended by SOP 98-9.

For EarthWhere license agreements that do not require significant modifications or customization of the software, we recognize software license revenue when persuasive evidence of an agreement exists, delivery of the product has occurred, the license fee is fixed or determinable and collection is probable. Consulting and maintenance services are billed separately from the license. Acceptance provisions included in a software license agreement generally grant customers a right of refund or replacement only if the licensed software does not perform in accordance with its published specifications. Based on our history, the likelihood of non acceptance in these situations is remote, and we recognize revenue when all other criteria of revenue recognition are met. If the likelihood of non acceptance is determined to be other than remote, we recognize revenue upon the earlier of receipt of written acceptance or when the acceptance period has lapsed.

Our EarthWhere software license agreements may include multiple products and services, including maintenance, and we determine the fair value of and recognize revenue from the various elements of the arrangements in accordance with SOP 97-2 and 98-9. We establish VSOE of fair value for our EarthWhere software licenses through our price list which is published with the General Services Administration (“GSA Price List”) for sale to Federal government customers. Typically, we sell our EarthWhere licenses along with a maintenance agreement; however, if we sell a license separately, without maintenance, it is sold at the same price according to the GSA Price List. In cases where we can establish VSOE only for the undelivered elements in a arrangement (i.e., maintenance), we apply the residual method to recognize revenue for the delivered elements in accordance with SOP 98-9.

As a result of the sale of our EarthWhere division on August 6, 2007, our revenues from EarthWhere license fees and related services are included in “Loss from discontinued operations” in the consolidated statements of operations for the years ended December 31, 2006, 2005 and 2004 included in “INDEX TO FINANCIAL STATEMENTS.” See further discussion in Note 12 to the consolidated financial statements also included in “INDEX TO FINANCIAL STATEMENTS.”

Professional Services

Revenue from professional services, excluding maintenance services, and which include installation, assessment, training and resident services, is recognized as the related services are completed.

Maintenance Services

We provide “first call” technical support for certain third party hardware and software products that we sell. Additionally, on our EarthWhere product, we provided maintenance services and post contract customer support along with unspecified upgrades and enhancements. Revenue from maintenance contacts is recognized on a straight line basis over the contractual term of the contacts. Likewise, we defer the costs of maintenance contracts and amortize them on a straight line basis over their contractual terms.

Maintenance Contract Fees

For third party products for which we do not perform first call maintenance, we often resell the vendor’s maintenance contract for a fee. On these arrangements, we recognize revenue at the inception of the contract, net of the cost of the contract, in accordance with EITF 99-19.

Use of Estimates

The preparation of our financial statements in conformity with US GAAP requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, the reported amount of revenue and expenses during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Some of these estimates, judgments and assumptions relate to expected outcomes or uncertainties of specified events. Others relate to the anticipated dollar amounts arising out of events that are reasonably certain to occur. The areas in which we most frequently are required to make such estimates, judgments and assumptions are assessment of the carrying value of goodwill, the recoverability and the useful lives of intangible assets and other long term assets, allowances for credit losses on accounts receivable, allowances for impairment in the value of inventory, recognition of revenue, and the capitalization of software development costs.

We believe that the estimates, judgments and assumptions upon which we rely are reasonable based on the information available to us at the time that those estimates, judgments and assumptions are made, and they are continually evaluated based on available information and experience. In the case of estimated or assumed amounts, the actual results or outcomes are often different from the estimated or assumed amounts. These differences are usually minor and are included in our consolidated financial statements as soon as they are known. However, to the extent that there are material differences between these estimates, judgments and assumptions and actual results, our financial statements will be affected.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable tangible and intangible net assets relating to business acquisitions. Historically, goodwill has been a significant component of our total assets. We account for goodwill and intangible assets in accordance with Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires that goodwill be tested for impairment at least annually.

We review the carrying value of goodwill annually and use the last date of our fiscal year (December 31) as the measurement date. Under certain circumstances, SFAS 142 requires an assessment of goodwill impairment more frequently. The performance of the impairment test involves a two step process. The first step (“Step I test”) of the impairment test involves comparing the fair value of the company’s reporting unit with the reporting unit’s carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step (“Step II test”) is performed to determine the amount of the impairment loss. The impairment loss is determined by comparing the implied fair value of our goodwill with the carrying amount of that goodwill. We believe that our estimates of fair value are reasonable. Changes in estimates of such fair value, however, could affect the calculation.

In 2005, we began segment reporting, and, at that time, determined that, as defined under SFAS 142, we had two reporting units - Storage Solutions and EarthWhere. Accordingly, we allocated our recorded goodwill to both of these reporting units based on the percentage of gross profit generated by each reporting unit for the year ended December 31, 2004, the most recent year prior to our commencement of segment reporting. We believed that this was the most appropriate financial measure for allocation purposes based on the different stages of the reporting units’ businesses. This resulted in approximately 4% or $1.3 million of the total goodwill asset allocated to our EarthWhere division. As a result of the sale of our EarthWhere division on August 6, 2007, we determined that the goodwill associated with the EarthWhere division was impaired, and recorded an impairment charge for the full amount of this goodwill in the second quarter of 2007. For December 31, 2006 and 2005, the goodwill associated with EarthWhere has been included under the caption “Assets from discontinued operations” in the consolidated balance sheets included in “INDEX TO FINANCIAL STATEMENTS.” See further discussion in Note 12 to the consolidated financial statements also included in “INDEX TO FINANCIAL STATEMENTS.”

As of December 31, 2006 and 2005, we reviewed goodwill associated with both of our reporting units for impairment, and, as part of our assessments of both years, we engaged an independent valuation firm (“independent firm”). For purposes of preparing its valuations, the independent firm requested that we provide them with certain information, including but not limited to projections of our 2006 financial results. The independent firm performed its valuations using primarily discounted cash flow and comparable public company analyses. For both 2006 and 2005, the result of the Step I test for our Storage Solutions reporting unit was that the carrying amount of this reporting unit exceeded its fair value. Because of the impairment determined under the Step I test, we were required to complete the Step II test, which involved a valuation of this reporting unit’s assets and liabilities, including intangibles. Based on the Step II analysis, as of December 31, 2006 and 2005, we recorded impairment charges for goodwill related to our Storage Solutions reporting unit in the amount of $21.5 and $9.2 million, respectively.

The independent valuation of our two reporting units was based on both historical and projected results provided by us. Our projected operating results encompassed assumptions and estimates regarding our revenue levels, gross margins associated with revenue components, operating expense levels and capital expenditure levels. Our actual operating results and cash flows from operations and investing activities could vary materially, and if materially less than projected results may indicate that the carrying value of our goodwill assets may be further impaired. Our common stock is currently thinly traded and future assessments of the carrying value of our goodwill assets would likely be based on discounted cash flow analysis.

Our goodwill impairment charge recorded in the 2006 results of operations was primarily a result of: (1) our projected 2006 financial results provided to the independent firm for purposes of preparing its valuations exceeding our actual 2006 financial results; (2) a reduction in our projected financial results provided to the independent firm for purposes of preparing its valuations made as of December 31, 2006 for the fiscal years 2007 through 2015 as compared to projected financial results made as of December 31, 2005 for those same years; and (3) management’s assessment of the current operating performance of the Storage Solutions reporting unit. Based on these factors, as well as the independent firm’s valuation, we concluded that the goodwill asset for the entire Storage Solutions reporting unit was fully impaired, and wrote off the remaining balance in 2006.

Intangible and Other Long Lived Assets

Generally, intangible assets other than goodwill are amortized over their useful lives. Determining the useful life of most such intangible assets requires an estimate by management. Our intangible assets that are subject to amortization include trade names and customer lists. The usefulness of customer lists declines gradually due to customer turnover. In the case of trade names, if a decline occurs, it is more likely to occur as a single event at an as yet unknown time (e.g., as a consequence of a future rebranding). While it is not possible to know when such a change may occur in the future, we have estimated a median date based on our current business plans for such names and the general practices in the marketplace.

We evaluate the carrying value of long lived assets, including intangibles subject to amortization, whenever events or changes in circumstances indicate the carrying amount may not be fully recoverable. If that analysis indicates that an impairment has occurred, we measure the impairment based on a comparison of discounted cash flows or fair values, whichever is more readily determinable, to the carrying value of the related asset.

At December 31, 2006, in conjunction with the independent valuation of goodwill associated with our Storage Solutions business as described in “—Goodwill” above, we recorded a charge in the amount of $800,000 for the impairment of the SANZ commercial trade name. As a result of the sale of our EarthWhere division on August 6, 2007, we determined that the intangible assets associated with the EarthWhere division were impaired, and recorded an impairment charge for the full amount of these assets in the second quarter of 2007. For December 31, 2006 and 2005, the intangible assets associated with EarthWhere have been included under the caption “Assets from discontinued operations” in the consolidated balance sheets included in “INDEX TO FINANCIAL STATEMENTS.” See further discussion in Note 12 to the consolidated financial statements also included in “INDEX TO FINANCIAL STATEMENTS.”

Derivative Financial Instruments

During 2006, the accounting for financial instruments and potential derivatives was significant to our financial statements because the accounting for such instruments requires the use of management’s significant estimates and assumptions. This accounting policy is also significant because of the potential fluctuations in the estimated fair value from period to period, which are recorded as a benefit (charge) to net loss on the statement of operations. We estimated the fair value of the warrants issued in the 2006 private placement using the Black Scholes option pricing model. This model requires the use of significant estimates and assumptions related to the estimated term of the financial instruments, the volatility of the price of our common stock, and interest rates, among other items. Fluctuations in these assumptions may have a significant impact on the estimated fair value of financial instruments, which, in turn, may have a significant impact on our reported financial condition and results of operations. As of December 31, 2006, all warrants issued in the 2006 private placement were reclassified to equity and were no longer subject to these fluctuations in fair value. Our accounting for derivative instruments is discussed further in Note 4 to our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS.”

Accounts Receivable

We utilize a specific reserve methodology for our accounts receivable, in which we periodically review each of those accounts based on aging, the financial status of the client and other known factors that may indicate that an account has become uncollectible. In doing so, we make judgments about our ability to collect outstanding receivables and apply a reserve where we believe our ability to collect a specified receivable has become doubtful. We also consider our exposure to a single client. This process of reviewing our accounts receivable involves the application of management’s judgment and estimates regarding a future event, i.e., the likelihood of collection of a receivable and whether or not collection will be of the full amount owed. If our judgment does not accurately predict our future ability to collect those outstanding receivables, whether because the data on which we rely in making that judgment proves to be inaccurate or otherwise, additional provisions for doubtful accounts may become needed and the future results of operations could be materially affected.

Historically, our credit losses have not been material. Total write offs for the years 2003 through 2006 were insignificant. As of December 31, 2006 and 2005, our total allowance for doubtful accounts was $143,000, and $168,000, respectively, representing approximately 0.9% and 1.4% of our total accounts receivable, respectively. We do not anticipate any material change to our estimates or assumptions in this critical accounting area.

Inventory

We also utilize a specific reserve methodology for our inventory, in which we periodically review our inventory to assess whether, due to aging, changes in technology, our effectiveness in marketing a given type of product to our usual client base or other factors, our ability to sell that inventory for at least our carrying value has become impaired. This process involves the application of management’s judgment and estimates regarding a future event, i.e., the likelihood of the sale of an item of inventory and an estimate of the price at which such sale will occur. If our judgment does not accurately predict our future ability to sell that inventory or the price at which we will sell it, whether because the data on which we rely in making that judgment proves to be inaccurate or otherwise, we may have to reduce the carrying value of that inventory, and our future results of operations could be materially impacted.

Historically, our inventory write offs have not been materially different from our estimated reserves. We have continued to reduce our inventory levels since 2004, further reducing the materiality of required reserves. We do not anticipate significantly increasing average inventory levels or any materially changing to our estimates or assumptions in this critical accounting area.

Expense Classification

Our recognition of revenue from services that we perform with our internal staff also involves certain estimates, judgments and assumptions. Among these are estimates and assumptions used in reallocating an appropriate portion of our operating expenses pertaining to employee compensation and related expenses to “cost of sales.” If we are incorrect in those estimates and assumptions, our financial statements may inaccurately overstate gross profit and simultaneously overstate operating expense, or vice versa. The net effect of either outcome would, however, be neutral to net income.

Software Development Costs

We expense the costs of developing computer software to be sold, leased or otherwise marketed until technological feasibility is established and we capitalize all costs incurred from that time until the software is available for general customer release or ready for its intended use, at which time amortization of the capitalized costs begins. We determine technological feasibility for our computer software products based upon the earlier of the achievement of: (a) a detailed program design free of high risk development issues; or (b) completion of a working model. Costs of major enhancements to existing products are capitalized while routine maintenance of existing products is charged to expense as incurred. We also contract with third parties to develop or test software that will be sold to customers and generally capitalize these third party costs. The establishment of the technological feasibility and the ongoing assessment of the recoverability of capitalized computer software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenue, estimated economic life and changes in software and hardware technology.

We amortize capitalized software costs on a product by product basis over their expected useful life, which is generally three years. The annual amortization related to software to be sold is the greater of the amount computed using (a) the ratio that current gross revenue for a product compares to the total of current and anticipated future gross revenue for that product or (b) the straight line method over the remaining estimated economic life of the product.

The capitalization and carrying value of software development costs involves estimates, judgments and assumptions in determining technological feasibility and expected useful life of a product.

To date, all software development capitalized costs and expensed research and development costs pertained to our EarthWhere division, which was sold on August 6, 2007. Capitalized software, net of accumulated amortization has been included under the caption “Assets from discontinued operations” on the consolidated balance sheets as of December 31, 2006 and 2005. Expensed research and development costs has been included under the caption “Loss from discontinued operations” in the consolidated statements of operations for the years ended December 31, 2006, 2005 and 2004 included in “INDEX TO FINANCIAL STATEMENTS.” See further discussion in Note 12 to the consolidated financial statements also included in “INDEX TO FINANCIAL STATEMENTS.”

Recent Accounting Pronouncements

On January 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, ‘Accounting for Income Taxes’” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation gives guidance regarding the recognition of a tax position based on a “more likely than not” recognition threshold; that is, evaluating whether the position is more likely than not of being sustained upon examination by the appropriate taxing authorities, based on the technical merits of the position. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The adoption of this pronouncement did not have a material impact on our consolidated financial statements. See further discussion in Note 9 to our unaudited consolidated financial statements included in this prospectus.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157 (“SFAS 157”), “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. We will be required to adopt SFAS 157 effective for the fiscal year beginning January 1, 2008. We are currently evaluating the potential impact of adopting SFAS 157 on our financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views regarding the process of quantifying materiality of financial statement misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006, with early application for the first interim period ending after November 15, 2006. The adoption of this accounting pronouncement did not have a material impact on our consolidated financial statements.

In June 2006, the FASB ratified EITF Issue No. 06-3 “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)” (“EITF 06-3”). The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing activity between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. EITF 06-3 also concluded that the presentation of taxes within its scope on either a gross (included in revenues and costs) or net (excluded from revenues) basis is an accounting policy decision subject to appropriate disclosure. We adopted this pronouncement on January 1, 2007 and present all taxes on a net basis.

In February 2006, the FASB issued Statement of Financial Accounting Standard No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and 140,” to simplify and make more consistent the accounting for certain financial instruments. Specifically, SFAS 155 amends SFAS 133 to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. Prior to fair value measurement, however, interests in securitized financial assets must be evaluated to identify interests containing embedded derivatives requiring bifurcation. The amendments to SFAS 133 also clarify that interest only and principal only strips are not subject to the requirements of SFAS 133, and that concentrations of credit risk in the form of subordination are not embedded derivatives. Finally, SFAS 155 amends Statement of Financial Accounting Standards No. 140, “Accounting for the Impairment or Disposal of Long lived Assets,” to allow a qualifying special purpose entity (SPE) to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this accounting pronouncement did not have a material impact on our consolidated financial statements.

On February 15, 2007, the FASB issued Statement of Financial Accounting Standard No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115.” SFAS 159 permits an entity to choose to measure eligible items at fair value at specified election dates. An entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS 159 is effective for fiscal years that begin after November 15, 2007. We have not yet determined the impact of adopting SFAS 159 on its consolidated financial statements.

We have considered all other recently issued accounting pronouncements and do not believe that the adoption of such pronouncements will have a material impact on our consolidated financial statements.

THE COMPANY

SAN Holdings, Inc. is a Colorado corporation organized in 1983. When used in this prospectus, the terms “we,” “our,” “us,” “our company,” “the company” and “SANZ” refer to SAN Holdings, Inc., and our subsidiaries, unless the context indicates otherwise. Our principal executive offices are located at 9800 Pyramid Court, Suite 130, Englewood, CO 80112. Our telephone number is (303) 660-3933. We maintain a site on the World Wide Web at www.sanz.com. The information contained in our website is not part of this prospectus and you should not rely on it in deciding whether to invest in our common stock.

Business Background and Overview

We provide enterprise-level data storage and data management solutions to commercial and government clients. We focus on the design, delivery and management of data storage systems, especially those that are built using a network architecture. Because we often design and deliver systems that include technologies from multiple suppliers, we are known in the industry as a “storage solution provider.”

We were formed as a Colorado corporation in 1983. Our current business operations commenced in 2000 when we acquired three companies in the data storage products and solutions business. In late 2001, we acquired (either by asset acquisition or subsidiary merger) two additional storage solution providers, ECOSoftware Systems, Inc. and ITIS Services, Inc. In 2003, we merged with Solunet Storage Holding Corp. and, indirectly, its operating subsidiary Solunet Storage, Inc., which was another storage solution provider, and like SANZ was based in the greater Denver area. Solunet Storage commenced its operations upon the acquisition of substantially all of the assets of StorNet, Inc. in September 2002 in a private foreclosure transaction. At the time of the merger, Solunet Storage Holding was owned by Sun Solunet, LLC (“Sun Solunet”), an affiliate of Sun Capital Partners, Inc. (“Sun Capital Partners”), a private investment firm located in Boca Raton, Florida. Because the transaction with Solunet Storage Holding was accounted for as a reverse acquisition, the consolidated financial statements of Solunet Storage Holding were adopted as our historical financial statements for all periods prior to April 1, 2003.

From the time that we commenced our current business operations in 2000 until 2003, our primary operating subsidiary had the legal name “Storage Area Networks, Inc.” Over this period, we increasingly used the name “SANZ” as a trade name in the conduct of our business. In 2003, we changed the legal name of Storage Area Networks, Inc. to SANZ Inc. to align the legal name with the trade name used in operations.

Products and Services

We provide enterprise-level data storage and data management solutions to commercial and government clients. We focus on the design, delivery and management of data storage systems, especially those that are built using network architecture. Because we often design and deliver systems that include technologies from multiple suppliers, we are known in the industry as a “storage solution provider.” In addition, we developed our proprietary “EarthWhere” data-management software application designed specifically for the Geospatial Information Systems market that we recently sold to enable us to focus primarily on our data storage integrator business. As a result of the sale, we now report our operations as one business segment, which is our Storage Solutions business.

We provide the following products and services in the course of our business:

●	Data storage solutions that we design and deliver as a project customized to meet a client’s specific needs, including both data storage networks and data backup/recovery systems;

●	Maintenance and customer support services on storage hardware and software; and

●	Storage-related professional services.

Data Storage Network and Backup and Recovery Systems. We design, deliver and manage data storage solutions based on storage area network and network attached storage architectures, as well as related data backup and disaster recovery systems. We sell these solutions to both commercial and government customers throughout the United States. We believe the market for data storage solutions is broad-based and expanding, though it is influenced by fluctuations in capital spending generally and in information technology spending in particular.

Network storage systems are secondary, high-speed computer networks dedicated to data storage and backup functions. Demand for data storage is the result of the growth of data-intensive applications, from areas such as document imaging, pharmaceutical development, electronic banking, satellite imagery manipulation and scientific research, to applications as common as email. In addition to our clients’ fundamental need to store increasing quantities of data, the ability to access that data rapidly (referred to as “availability”) also drives infrastructure requirements, as today’s businesses depend on rapid response times in many functions, both for internal operations and to enable responsiveness to customers and vendors. Moreover, regulatory and geopolitical developments over the past several years have converged with general business requirements to cause businesses to recognize the need for effective data archiving and the corresponding need for rapid recovery of that data in the event of disaster or other failure. Consolidating data storage in networks at centralized data centers is one way to address each of these requirements by increasing the accessibility of data to multiple end-users, maintaining effective archives of that data and at the same time offering potential for lower costs through increased utilization and more efficient management.

Networked storage architectures have become accepted solutions for data storage, and are increasingly adopted because they address many of the storage-related challenges arising in today’s open systems networks, including:

●	The generally higher cost of direct-attached storage environments due to inefficient storage utilization and high maintenance costs in those environments;

●	The isolation and resulting performance inefficiencies of direct-attached storage environments that result from restrictive server-to-storage connectivity and incompatible storage protocols;

●	The often greater complexity of upgrading server and storage capacities in direct-attached environments; and

●	The generally greater complexity of providing comprehensive data security, protection and disaster recovery functionalities in direct-attached environments.

By centralizing data storage functions, storage networks create a reservoir of storage resources that can be shared both locally and over long distances, thereby increasing resource utilization and allowing the data to be shared, managed and accessed by diverse end-users. Because the personnel and other costs of managing a computer infrastructure are sometimes greater than the hardware and software costs, this increased manageability also provides opportunities for cost savings over traditional direct-attached storage.

Data backup and disaster recovery systems are natural adjuncts to data storage systems. We design and implement these in both networked and direct-attached environments, depending on the client’s requirements. These systems create repositories for maintaining additional electronic copies of an organization’s data, which can guard against both small-scale failures, such as the malfunction of a single computer, and large-scale disasters, such as the destruction of an entire data center. There now exists a variety of technologies for building such backup and disaster recovery systems, including both tape and disk systems.

Maintenance and Customer Support Services. Because of the complexity of data storage hardware and software, clients generally purchase maintenance and support contracts on those products. We operate a “technical services center,” a call center in which our own engineers field support calls from clients with respect to many of the products that we sell. Depending on the nature of the client’s issue (among other factors, whether the problem is caused by hardware or by software), our engineers may resolve the call remotely or may pass the call on to the product vendor to send a technician into the field to fix the issue. This process is referred to in the industry as taking “first call.” We generally receive higher gross margins on first call service contracts than on service contracts provided directly by product manufacturers.

Consulting and Engineering Services. In many cases, we provide systems design recommendations and similar expertise to our clients as part of the sales process. In other cases, however, clients engage us as consultants to obtain our specialized expertise, including such projects as assessing the adequacy of their systems, advising them on systems design, providing implementation services and providing ongoing operational support. We have continued to apply efforts to build our revenue from consulting and engineering services, which increased approximately 13% from 2005 to 2006, and 46% from 2004 to 2005. In 2006, our revenue from consulting and engineering services represented 9.7% of total revenue as compared to 8.4% of total revenue in 2005 and 5.0% of total revenue in 2004.

Markets for Our Products and Services

We serve clients in both government and commercial markets. In particular, we continue to generate a significant portion of our revenue in the Federal government sector and operate an office of approximately 30 people in Vienna, Virginia. The majority of these personnel are billable engineers and consultants, and, for 2006, the majority of our professional services revenue was from Federal government agencies and federal prime contractor customers. Our Federal government clients are agencies typically involved in national defense, homeland security, government logistics, financial regulation and legislative operations. Our revenue from the Federal government for 2006 accounted for approximately 27% of total storage solutions revenue, of which approximately 27% consisted of sales directly to the Federal government and the remaining 73% consisted of sales to third parties acting as prime contractors.

Although the majority of our total government sales are to the Federal government, we also sell to state and local governments. Our commercial business sales are primarily to small to mid-size customers in a variety of industries, including oil and gas, healthcare, financial services, data processing services and telecommunications. Our commercial storage solutions business is regional in nature, and we have a presence in the following metropolitan locations—Seattle, Washington, San Jose, California, Denver, Colorado, Houston, Texas, Dallas, Texas, Akron, Ohio and Fairfield County, Connecticut. Our largest regional offices are in Texas and Colorado. All of our storage solutions sales are within the United States.

Technology Partners and Sales Model

Technology Partners. We are an independent storage solution provider. We offer “best of breed” solutions to our customers by integrating product offerings from our technology product partners. Our choice of product solutions changes from time to time based on a variety of factors, including our technological assessment of those products, the acceptance of those products in the marketplace, pricing and our relationships with partners and/or their distributors. Some of our current key partners and distributors are:

●	EMC/EMC Software Group;

●	Network Appliance;

●	Hitachi Data Systems;

●	Data Domain;

●	Avnet; and

●	Sun Microsystems (including Sun-branded Hitachi Data Systems products).

In addition to these large manufacturers, we often test products offered both by smaller manufacturers and by other large manufacturers, and we establish new relationships when we believe those products would be beneficial to our clients.

We believe we have good relationships with our technology partners and distributors as mentioned above. From time to time, our technology partners engage us for the expertise we bring to a technology team, in particular in mixed technology environments, where individual manufacturers often lack the skills necessary to work with the full range of software and hardware components presented in a sophisticated solution.

Sales Model. We design and deliver storage solutions customized to each client’s situation by working with our clients to understand both their current and their projected data storage needs and the business drivers that affect those needs. In some situations, we are retained by clients in a consulting role to assist them in performing a comprehensive assessment of their existing infrastructure and to develop a roadmap for transition to meet their identified needs. In a majority of cases, however, our clients come to us with a narrower storage need, and we design a solution as a part of the sales process. In both types of engagement, we often provide engineering services to implement the system and, at times, we are also engaged to provide operational support of the system after implementation.

We employ a direct sales model, but from time to time, we engage in cooperative selling with our technology partners, nearly all of whom have sales personnel who are tasked to support channel partners such as us. In some of the sales opportunities, we call upon our technology partners for direct support in the sales process, the implementation process or to provide lease financing for large projects.

In a full storage solution implementation, our engineering staff design a “best of breed” system to meet the client’s business and technology needs, select and acquire the hardware and software components from our technology suppliers and coordinate installation and testing of the system at the client’s facility. To support our ability to deliver complex technical solutions, we operate testing laboratories (of varying sizes) at our offices in Dallas, TX, Houston, TX, Englewood, CO and Vienna, VA. These are used to test proposed solutions and to demonstrate those solutions to prospective clients. At times, we augment our own engineering resources by engaging our vendors’ engineers or other subcontractors to perform installations or other tasks on a case-by-case basis. We have developed our product and service offerings specifically to be able to engage a client at any point in the evolution of their storage requirements, and to continue to provide solutions as the client’s needs change in scope. At times, our clients’ needs are more limited and do not involve design and installation of a full solution. In these cases (such as follow-on sales of additional goods to existing customers), our role may be more limited and consist simply of reselling third-party hardware or software for inclusion in an existing system.

Significant Customers

Federal government agencies in the aggregate accounted for approximately 7.3% and 16.7% of our total company revenue in 2006 and 2005, respectively. While we currently do not have any expectation that the U.S. Federal government will cease or significantly reduce its levels of business with us, if it were to do so, that reduction could have a material adverse effect on our business. Another customer, All Points Logistics, a third-party contractor for a U.S. Department of Defense agency, accounted for approximately 9.0% of our total company revenue in 2006 and 12.7% of our total company revenue in 2005.

Seasonality

Historically, our sales have weighted towards the last month of our fiscal quarters, primarily due to the typical quarter-end buying cycle in the information technology sector. Although not the case in 2006, in 2005 and 2004, our third quarter sales were higher than sales in other fiscal quarters for those years, primarily as the result of the growth of our federal sector, coupled with the September 30 fiscal year end of the Federal government. We believe that this trend is likely to continue based on the current size of our federal sector and the Federal government’s historical spending levels during the last quarter of its fiscal year.

Backlog

Our backlog, defined as customer orders received with firm delivery dates, generally within 90 days of receipt of a customer order, was $2.1 million, $2.9 million and $1.9 million at June 30, 2007, December 31, 2006 and December 31, 2005, respectively.

Competition

The market for data storage is served by many manufacturers, value added resellers, storage solution providers and storage service providers, and is generally highly competitive. Major computer system firms all offer storage systems along with their server, workstation and desktop computer systems. To some extent, our products and services compete with those systems.

We also face direct competition from manufacturers specializing in storage technology products. Some of these manufacturers are EMC/EMC Software Group, Hitachi Data Systems, Sun Microsystems, and Network Appliance. Some product companies address the market with a direct sales model, some employ a channel partner-only strategy, while most use a hybrid strategy that includes both. As noted in “RISK FACTORS,” many or all of these manufacturers have greater financial and other resources than we have.

A number of these competitors are also our key technology suppliers. Those that are not provide competition in our accounts and markets. In some cases, in large legacy accounts of our technology partners, we will face competition directly from those suppliers. A large number of private company value-added resellers serve as sales and distribution outlets for the manufacturers listed above, and although many of these offer only component sales and distribution, we sometimes compete with these companies at the client-user level. We also face competition from other resellers offering the same or similar equipment from the same technology partners. In general, these competitors are regional. We also compete with companies that characterize themselves as storage solution providers, in whole or in part, such as GTSI, MTI, Cranel and Datalink.

The methods of competition vary widely between accounts and between individual sales opportunities, but in general include a blend of product performance, service and price. We seek to provide a high level of expertise and service to our customers rather than merely reselling products at the lowest possible cost. We have found that a reasonable number, though clearly not all, customers for these types of products place value on the engineering expertise and service that we provide during and after the sales process, and accordingly will purchase from us as a full solution provider, rather than from a low-cost component reseller. In the Federal government marketplace, we have sought to differentiate ourselves from other solution providers by maintaining GSA schedules for many of the products we sell, which facilitates the purchasing process for many government customers. In addition, through our Solunet Storage subsidiary, we hold and maintain a Top Secret Federal Facility Clearance and certain personnel hold Secret and Top Secret Clearances. These enable us to provide services on projects that are restricted to holders of these clearances.

Research and Development

Our research and development expenditures in 2006, 2005 and 2004 were approximately $960,000, $1,130,000, and $589,000, respectively. Our research and development expenditures in the first half of 2007 were approximately $306,000. All amounts incurred related to the development of our EarthWhere software. Due to the sale of the EarthWhere division, we will not be incurring any further expenditures for the development of EarthWhere software in the future. While it is possible that we may seek to develop additional storage-related software tools, currently, we do not have any development efforts to do so.

Employees

As of September 30, 2007, we employed 77 full-time people. None of our employees are subject to collective bargaining agreements. We believe that our relations with our employees are good.

Properties

We do not own any real property. We occupy approximately 14,949 square feet of leased office and data center space in Englewood, Colorado. This facility serves as our headquarters, and it houses most of our financial, administration and order processing functions and regional sales functions. We are currently leasing this facility under a three-year lease, which expires on January 14, 2009, for a monthly rent of approximately $21,000 plus the costs of utilities, property taxes, insurance, repair and maintenance expenses and common area utilities.

We currently have five other regional engineering and sales offices (excluding one-person offices or home offices in more remote locations), all located in leased premises. The following table is a summary of the locations, functions, approximate square footage and estimated utilization of our leased properties:

Location	Function	Square Footage	Utilization
Englewood, CO	Headquarters, executive and administrative offices, as well as data center and research and development	14,949	50%
Richardson, TX	Call center, data center, engineering management and regional sales office	9,546	90%
Vienna, VA	Engineering management and regional sales office	6,550	95%
Stafford, TX	Regional sales office	3,422	90%
Campbell, CA	Regional sales office	1,680	75%
Seattle, WA	Regional sales office	1,967	100%

We believe that our properties, equipment, fixtures and other assets are adequately insured against loss, that suitable alternative facilities are readily available if the lease agreements described above are not renewed, and that our existing facilities are adequate to meet current requirements.

DIRECTORS AND EXECUTIVE OFFICERS

Our bylaws provide that each director is to hold office until the next annual meeting of shareholders and until his successor is elected and qualified or until such director’s earlier death, resignation or removal. Our directors and executive officers are as follows:

Name, Age and Year First Elected or Appointed	Principal Occupation and Business Experience
Todd A. Oseth 44 (2007)
Chairman, President and CEO since March 2007. Mr. Oseth has over 25 years of high-tech experience in a number of different industry segments. From 2005 to 2006, he was Chief Operating Officer of McData Corporation, a publicly-held high-tech manufacturer that was successfully sold in 2006. From 2003 to 2005, Mr. Oseth was employed by EMC Corporation as Vice President, Infrastructure Software Group. From 2000 to 2003, he was a Senior Vice President for DataPlay, Inc., a privately-held, high-tech manufacturer of optical technology for digital recording, playback and distribution. Previously, Mr. Oseth held several senior management positions with hardware and software companies, including Sony where he assisted in the launch of the VAIO line of personal computers. Mr. Oseth has a bachelor of science in Electrical Engineering and Computer Science from the University of Minnesota and an MBA from the University of St. Thomas.

David I. Rosenthal 52 (2007)
Chief Financial Officer, Treasurer and Secretary since June 2007. Mr. Rosenthal joined San Holdings, Inc. in June 2007 after serving as Interim CFO at Healthy Food Holdings, Inc., a private equity funded company managing healthy food manufacturers, since September 2006. From 2004 to 2006, Mr. Rosenthal was Chief Financial Officer and Executive Vice President of Finance and Administration of SpectraLink Corporation, a manufacturer of wireless telephone systems for the workplace. From 2001 to 2003, Mr. Rosenthal served as Executive Vice President and Chief Financial Officer of StarTek, Inc. From 1999 to 2000, he was the Acting Chief Financial Officer for Celestial Seasonings. Mr. Rosenthal is a director of Cyanotech Corporation. He received his Bachelor of Science degree in Accounting from the University of California at Berkeley and his MBA degree from California State University.

Clarence E. Terry 60 (2003)
Director since April 2003. Mr. Terry also previously served as Chairman of the compensation committee. Mr. Terry has served as a managing director of Sun Capital Partners, Inc. since 1999. From October 1973 to September 1999, he was principally employed as vice president of Rain Bird Sprinkler Manufacturing Corporation, a leading irrigation manufacturer. Currently, he also serves as a director of Catalina Lighting, Inc. and LOUD Technologies, Inc., both of which are publicly held companies.

M. Steven Liff 36 (2004)
Director since April 2004. Mr. Liff has served as a principal of Sun Capital Partners, Inc. since March 2000. From 1994 until joining Sun Capital Partners, Inc., he was employed by Bank of America Commercial Finance, most recently as senior marketing executive, focusing on marketing, underwriting and closing new leveraged and turnaround transactions. Mr. Liff has a Bachelor of Science Degree in Finance from the University of Arizona.

C. Daryl Hollis 63 (2004)
Director and Chairman of the audit committee since April 2004. Member of the independent committee since March 2005 and member of the compensation committee since May 2006. Mr. Hollis, a certified public accountant, has been a business consultant since 1998. He has served in the past as Executive Vice President and Chief Financial Officer of The Panda Project, Inc., a developer, manufacturer and marketer of proprietary semiconductor packaging and interconnect devices, and as Senior Vice President and Chief Financial Officer of Pointe Financial Corporation, a bank holding company. Mr. Hollis was also a partner with Ernst & Young LLP from 1977 through 1990. Additionally, he currently serves as a director and chairs the audit committee of Medical Staffing Network Holdings, Inc. and LOUD Technologies, Inc., which are publicly held companies.

Name, Age and Year First Elected or Appointed	Principal Occupation and Business Experience
George R. Rea 69 (2004)
Director and member of the audit committee since April 2004. Member of the independent committee since 2005 and Chairman of the compensation committee since May 2006. Mr. Rea has held various senior management positions in several high technology companies, retiring as executive vice president of Conner Peripherals (NYSE) in 1994. Since retiring, Mr. Rea has served as a business consultant and as a director of private and public companies in high technology and other industries. Currently he is a director of LOUD Technologies, Inc. and Catalina Lighting Inc., both of which are publicly held companies.

Kent J. Lund 51 (2006)
Director since May 2006. Member of audit committee, independent committee, and compensation committee since May 2006. Mr. Lund serves as an independent business, legal and securities compliance consultant and serves as a Director of Smart Move, Inc., a publicly held company. Mr. Lund expects to serve as Executive Vice President and Chief Compliance Officer of George K. Baum & Company, an investment banking firm, starting May 1, 2007. From 2002 to 2005, Mr. Lund served as a Board member and/or the Corporate Secretary of four affiliated financial services companies, including Kirkpatrick, Pettis, Smith, Polian Inc., a NASD registered securities broker-dealer, Kirkpatrick Pettis Capital Management, Inc., Kirkpatrick Pettis Investment Management, Inc. and Kirkpatrick Pettis Trust Company. From 2002 to 2005, Mr. Lund also served as Executive Vice President and General Counsel of Kirkpatrick, Pettis, Smith, Polian Inc. From 1998 to 2001, he served as Senior Vice President and General Counsel of Fiserv Correspondent Services, Inc., a NYSE member securities broker dealer.

Michael T. Gillen 48 (2007)
Mr. Gillen has served as a managing director of Sun Capital Partners, Inc. since 2005, and has 25 years’ experience in consumer products marketing and general management. From 2002 to 2005, Mr. Gillen served as President and CEO of a number of portfolio companies for Trivest Partners, L.P., a private investment firm. From 1998 to 2002, he was President of Sunbeam International and President and General Manager of Sunbeam’s outdoor cooking division. Mr. Gillen has a Bachelor of Science degree from Michigan State University.

Kevin J. Calhoun 47 (2007)
Mr. Calhoun has been employed by Sun Capital Partners, Inc. since 2000, and currently serves as its Senior Vice President & Chief Financial Officer. Mr. Calhoun previously served as Chief Financial Officer of Sun Capital Partners, Inc.’s first affiliated portfolio company. Mr. Calhoun has 23 years of operating, accounting and tax, management information systems, and risk management experience. Prior to joining Sun Capital Partners, Inc., he served as Chief Financial Officer of a publicly-held technology company and Controller for a privately-owned distribution business. He was also with Ernst & Young for ten years, most recently as a Senior Manager in its audit department. Currently, he also serves as a director of LOUD Technologies, Inc., which is a publicly-held company. He received his Bachelor of Science degree in Accounting from the University of Florida.

Eric S. Nelson 51 (2007)
Director since 2007. Mr. Nelson became a Vice President of Sun Capital Partners, Inc. in 2007. Most recently, he served as Chief Financial Officer of West Marine (NASDAQ: WMAR) having joined that company in March 2000 as Vice President of Finance and Controller. From 1990 through 1999, Mr. Nelson served as Chief Financial Officer in several turnaround situations including Dental Components International, a leading manufacturer of dental equipment, components, and instruments, Fluid Air Components, a manufacturer and distributor of industrial components, and Etcetera Retail Chain Stores. From 1979 to 1989, he served as Assistant Controller and other management positions with May Department Stores. He received his Bachelor of Science degree from Portland State University with an emphasis in Accounting and Economics.

GOVERNANCE OF THE COMPANY

Board of Directors and Director Independence

Our business, property and affairs are managed under the direction of our board of directors. Our board of directors has conducted its annual review of director independence. During this review, our board considered relationships and transactions during the past three years between each director (including former directors that served as a director during any part of the fiscal year) or any member of the director’s immediate family and us and our subsidiaries and affiliates, including those reported under “CERTAIN TRANSACTION AND BUSINESS RELATIONSHIPS.” The purpose of the review was to determine whether any such relationship or transactions were inconsistent with a determination that the director is independent.

Based on this review, we determined that Messrs. Hollis, Lund and Rea are all independent in accordance with applicable Securities and Exchange Commission and NASDAQ rules. Our board of directors considered all relevant facts and circumstances in concluding that such persons are independent and have no material relationship with us. These three independent members of our board are the only members of two of our board’s three standing committees, the compensation committee and the audit committee.

Committees of the Board

Our board of directors has established three standing committees, including a compensation committee, an audit committee and an independent committee. The following is a description of each of the committees.

Compensation Committee. The compensation committee from January 1, 2006 to May 17, 2006 consisted of one independent director, Mr. Gary Holloway (a former director), as well as Mr. Jenkins and Mr. Terry. Mr. Terry served as chairman. On May 17, 2006, our board revised the membership of the compensation committee to include Messrs. Hollis, Lund and Rea, all of whom are independent directors, to implement the governance changes required by the terms of the private placement transaction we completed in 2006 that is described under “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Transactions With Related Persons—Private Placement; Credit Support Termination Agreement.” The compensation committee met two times in 2006.

The compensation committee is authorized to advise our board of directors on all matters pertaining to compensation programs and policies, establishes guidelines for employee incentive and benefit programs, makes specific recommendations to our board of directors relating to salaries and incentive awards of the senior executive officers, reviews recommendations of the senior executive officers regarding salaries of our other officers and administers any incentive compensation and/or equity-based plan established by our board of directors.

We have not previously engaged compensation consultants in determining or recommending the amount or form of executive and director compensation, although there is nothing in our charter that would prevent us from doing so in the future.

Audit Committee; Audit Committee Financial Expert. The audit committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The audit committee from January 1, 2006 to May 17, 2006 consisted of two directors, Messrs. Hollis and Rea. On May 17, 2006, our board of directors revised the membership of the audit committee to include Messrs. Hollis, Rea and Lund to implement the governance changes required by the private placement transaction that we completed in 2006 that is described under “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Transactions With Related Persons—Private Placement; Credit Support Termination Agreement.” The chairman of the audit committee is Mr. Hollis. Our board of directors has determined that Mr. Hollis is an “audit committee financial expert” and that he is independent.

Independent Committee. The independent committee currently consists of four directors, Messrs. Oseth, Lund, Hollis and Rea, consisting of all of our directors that are not affiliated with Sun Solunet, our majority shareholder, for purposes of approving certain transactions as may be submitted by our board of directors from time- to-time. The independent committee met three times in 2006.

Code of Ethics

Our board of directors adopted a code of business conduct and ethics applicable to our directors, officers, including our principal executive officer, principal financial officer and principal accounting officer as well as our employees in accordance with applicable rules and regulations of the SEC. The code of ethics was previously filed with the SEC as Exhibit 14.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, filed on May 11, 2004. We will provide to any person, without charge, upon request, a copy of such code of ethics. Requests should be made by calling (303) 660-3933 or by submitting a request in writing to us at 9800 Pyramid Court, Suite 130, Englewood, CO 80112, Attention: Todd A. Oseth.

DIRECTORS AND EXECUTIVE OFFICER COMPENSATION

All share-related information, including exercise prices, have been updated to reflect our reverse stock split that occurred on June 29, 2007.

Executive Compensation

The following table sets forth information with respect to the compensation paid or earned during the fiscal year ended December 31, 2006 by our former Chief Executive Officer (Principal Executive Officer) and our Chief Financial Officer (Principal Financial Officer) who served in such capacities during the entire fiscal year ended December 31, 2006 (“named executive officers”), in all capacities in which they served.

2006 Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)		Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)		(d) (1)	(e)	(f) (2)		(g)	(h)	(i)	(j)
John Jenkins (3) CEO and Chairman	2006	$262,638	(4)	$57,143	—	—		—	—	—	$319,781

Robert C. Ogden CFO, Vice President—Finance and Secretary(5)	2006	172,500		42,857	—	67,670	(6)	—	—	—	283,027

Todd A. Oseth (7) CEO and Chairman	2006	—		—	—	—		—	—	—	—

David Rosenthal(8) CFO, Treasurer and Secretary	2006	—		—	—	—		—	—	—	—

(1)    The amounts in this column reflect cash bonuses paid in March 2006. These bonuses were approved by our compensation committee and our board of directors, and were paid in conjunction with the cash raised in the private placement transaction we completed in 2006 that is described under “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Transactions With Related Persons—Private Placement; Credit Support Termination Agreement” and were invested in the private placement. The net payments received from these bonuses (net of statutory Federal and state income tax withholding) were invested in the equity securities issued in our private placement referenced in the prior sentence. These bonuses were not part of an incentive compensation plan.

(2)    The amounts in this column include the dollar amount recognized for financial statement purposes for the fiscal year ended December 31, 2006 in accordance with Statement of Financial Accounting No. 123 (revised) (“SFAS No. 123R”) of stock option awards pursuant to our 2003 Stock Option Plan. These amounts include stock option awards granted in 2006. Under SFAS No. 123R, we recognize the grant date fair value of an award over the requisite service period and use estimated forfeitures in determining the value. For purposes of the option award compensation calculated in this column, the impact of forfeitures is excluded until they actually occur. No named executive officer forfeited options during 2006. Assumptions used in the calculation of this amount are included in footnote 5 to our audited financial statements for the fiscal year ended December 31, 2006 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 17, 2007.

(3)    Mr. Jenkins resigned as our President, CEO and Chairman on March 12, 2007.

(4)    Mr. Jenkins’ base salary for 2006 was $245,000. In December 2005, Mr. Jenkins elected to defer $17,638 of his 2005 salary to 2006. This amount was paid in January 2006. His salary deferral election was voluntary and not part of our deferred compensation plan.

(5)    Mr. Ogden resigned as our CFO, Vice President - Finance and Secretary in June 2007.

(6)    This relates to options to purchase 12,000 shares of our common stock at an exercise price of $8.75 per share that were issued on May 3, 2006. The grant date fair value of these shares of our common stock was $5.75 per share using the Black-Scholes option pricing model.

(7)    We hired Mr. Oseth as our President, CEO and Chairman on March 12, 2007. Mr. Jenkins served as our President, CEO and Chairman up to the date that Mr. Oseth was employed by us.

(8)    We hired Mr. Rosenthal as our Chief Financial Officer, Treasurer and Secretary in June 2007.

2006 Grants of Plan-Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All other Stock Awards: Number of Shares of	All Other Option Awards: Number of Securities		Exercise or Base Price of	Grant Date Fair Value of Stock
Name	Grant Date	Thres- hold ($)	Target ($)	Maximum ($)	Thres- hold (#)	Target (#)	Maxim-um (#)	Stock or Units (#)	Underlying Options (#)		Option Awards ($/Sh)	and Option Awards
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)		(k)	(l)
John Jenkins	—	—	—	—	—	—	—	—	—		—	—

Robert C. Ogden	05/03/2006	—	—	—	—	—	—	—	12,000	(1)	$8.75	$5.75

(1)    Mr. Ogden was granted options under our 2003 Stock Option Plan. We issued these options in conjunction with option grants to other employees. The number of options granted to him was determined based on his position and years of service with us. These options have been reduced to 12,000 at an exercise price of $8.75 per share pursuant to the reverse stock split that occurred on June 29, 2007.

Employment Contracts and Termination of Employment
and Change in Control Arrangements

Resignation of John Jenkins

On March 12, 2007, Mr. Jenkins voluntarily resigned from our board and as chairman of our board. Mr. Jenkins was a member of our independent committee (the committee consisting of all our directors that are not affiliated with Sun Solunet, LLC). On March 12, 2007, Mr. Jenkins also resigned as our Chief Executive Officer and President. Mr. Jenkins remained our employee for a 60-day transition period that ended on May 11, 2007.

In connection with his resignation as our Chief Executive Officer and President, we entered into a separation and general release agreement (the “Separation Agreement”) with Mr. Jenkins dated March 12, 2007, effective on May 11, 2007. Pursuant to the Separation Agreement, after the transition period and subject to the satisfaction of certain conditions, Mr. Jenkins is entitled to 12 months of severance payments and benefits equal to his base salary and benefits that were in effect prior to his resignation. Our board of directors, including the compensation committee, also extended the vesting period of his options to purchase 44,000 shares of our common stock (of which 33,000 had already vested as of such date) at an exercise price of $10.00 per share under our 2003 Stock Option Plan. The board, including the compensation committee, also extended the exercise period on these options as well as options to purchase 20,000 shares of our common stock at an exercise price of $7.25 per share granted under our 2001 Stock Option Plan to May 11, 2008.

Appointment of Todd Oseth

On March 12, 2007, our board of directors appointed Todd A. Oseth as our director to fill the vacancy created by Mr. Jenkins’ resignation. Our bylaws provide that each director is to hold office until the next annual meeting of shareholders and until his successor is elected and qualified or until such director’s earlier death, resignation or removal. Mr. Oseth was also appointed as our Chief Executive Officer and President. In connection with his appointment, Mr. Oseth is entitled to an annual base salary of $350,000, with an additional bonus targeted at $175,000, prorated based on his commencement of employment for 2007 with a maximum annual bonus attainable equal to 100% of his salary. Mr. Oseth was provided with a vacation policy and benefits that are similar to our other senior executives. Under the agreement with Mr. Oseth, subject to certain conditions, we are required to continue paying his salary and continued medical and dental coverage in accordance with our then existing plans for a period of six months following termination of employment without “cause” as will be defined in a stock option plan or grant.

Resignation of Robert Ogden

On June 1, 2007, Robert Ogden voluntarily resigned as our Chief Financial Officer, Vice President and Secretary. In connection with his resignation, we agreed to pay Mr. Ogden five months of severance payments equal to his base salary that was in effect prior to his resignation.

Appointment of David Rosenthal

On June 21, 2007, the board of directors appointed David Rosenthal to serve as our Chief Financial Officer, Treasurer and Secretary. In connection with Mr. Rosenthal’s appointment, he is entitled to an annual base salary of $225,000, with an additional bonus targeted at 30% of his base salary, based on achieving performance targets to be set by the board of directors, with a maximum annual bonus attainable equal to 60% of his base salary if targets to be set by the board of directors are met. Mr. Rosenthal was provided with a vacation policy and benefits that are similar to our other senior executives. Under the agreement with Mr. Rosenthal, subject to certain conditions, we are required to continue paying his salary in accordance with our then existing plans for a period of 4 months following termination of employment upon a change in control or without cause.

Outstanding Equity Awards At December 31, 2006

	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#)	Numbers of Securities Underlying Unexercised Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Been Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Name	Exercisable	Unexercisable	(#)	($)	Date	(#)	($)	(#)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
John Jenkins	12,000	—	—	$56.25	05/11/2008	—	—	—	—
	20,000	—	—	7.25	05/11/2008	—	—	—	—
	33,000	11,000	—	10.00	05/11/2008	—	—	—	—
Robert C. Ogden	5,000	5,000	—	10.50	05/06/2014	—	—	—	—
	2,000	2,000	—	9.50	10/11/2014	—	—	—	—
	1,000	3,000	—	8.50	03/29/2015	—	—	—	—
	—	12,000	—	8.75	05/03/2016	—	—	—	—

2006 Option Exercises and Stock Vested

There were no exercises of options or vesting of stock awards by any of the named executive officers during the fiscal year ended December 31, 2006.

2006 Pension Benefits

We do not have a benefit pension plan.

2006 Non-Qualified Deferred Compensation

We do not have a non-qualified defined contribution or other non-qualified deferred compensation plans.

Director Compensation

Our director compensation is set by our entire board of directors and not by our compensation committee. Effective January 1, 2005, all of our independent directors are compensated in either cash or stock options (at each director’s discretion) in the amount of $25,000 per year, payable quarterly. In addition, the audit committee chairman is paid an additional $12,500 per year, payable quarterly. Directors that are affiliated with us, Sun Solunet or either of their respective affiliates do not receive any compensation.

Director Compensation in 2006

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)
C. Daryl Hollis	$37,500		—	—	—	—	—	$37,500

George R. Rea	25,000		—	—	—	—	—	25,000

Kent J. Lund	16,667	(1)(2)	—	—	—	—	—	16,667

Gary F. Holloway	12,500	(1)(3)	—	—	—	—	—	12,500

(1) Fee pro rated for the portion of the 2006 fiscal year that a director served in such capacity.

(2) Mr. Lund was appointed as a director on May 17, 2006.

(3) Mr. Holloway resigned as a director on May 15, 2006.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee from January 1, 2006 to May 17, 2006 consisted of one independent director, Mr. Holloway, as well as Mr. Jenkins and Mr. Terry. On May 17, 2006, our board of directors revised the membership of the compensation committee to include Messrs. Hollis, Lund and Rea, all of whom are independent directors, to implement the governance changes required by the terms of the private placement transaction we completed in 2006 that is described under “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Transactions With Related Persons—Private Placement; Credit Support Termination Agreement.”

During 2006, except with respect to Mr. Jenkins, our CEO, who resigned effective March 12, 2007 (during the time period in which Mr. Jenkins was on the compensation committee), none of the members of the compensation committee were an officer or employee of our or any of our subsidiaries, or had any relationship requiring disclosure pursuant to Item 404 of Regulation S-K. Additionally, during 2006, none of our executive officers or directors were a member of our board of directors, or any committee thereof, of any other entity such that the relationship would be construed to constitute a committee interlock within the meaning of the rules of the Securities and Exchange Commission.

Compensation Discussion and Analysis

General Philosophy and Objectives

Our success depends on the expertise, talent, experience and long-term commitment of our employees, especially our senior executives. Our compensation practices and programs administered by the compensation committee are intended to achieve the following objectives:

•	To attract, retain, motivate and reward key employees to drive the successful implementation of our current and long-term strategic, business and financial goals;

•	To align our executive’s financial interests with those of our shareholders;

•	To establish appropriate incentives for management and employees that are consistent with our culture and values; and

•
To provide an annual compensation program with a performance orientation that rewards achievement of both Company and individual performance with the proper balance between salary, performance-based pay and long-term incentives.

To accomplish these objectives, we use a combination of compensation elements, including base salary, cash bonuses, and incentive awards, including stock options. We believe that this creates an environment that allows us to achieve our objectives and maximize value for our shareholders.

Certain aspects of executive compensation may be based on our operating and financial performance goals. We use several performance measures including earnings per share and cash flow from operations. We also use other financial-based measures in evaluating our individual performance.

Our compensation committee reviews the executive compensation program annually prior to setting compensation for the following year. This review also ensures that our executive compensation policies remain appropriate considering our business needs, the compensation practices throughout the industry, and our performance. The compensation committee also meets periodically during the year to evaluate the performance of management relative to objectives and to perform our other functions.

Compensation of executive officers is generally established after a review of data for executives in similar positions in comparable companies, mostly companies in the technology field. When reviewing individual compensation levels, we consider individual and corporate performance, levels of responsibility, and competitive pay practices. These factors vary from individual to individual and other subjective features are also considered such as the individual’s experience. When awarding annual bonuses and equity-based incentive awards, we focus more on our performance and individual performance, as well as compensation levels of our peer group. While we review the data and compare our executive compensation packages to those of similar companies, we generally do not target our executive compensation at any particular percentile of the comparable companies.

When setting future compensation levels, we consider not only base salary and bonus, but also the total annual compensation of our officers. We consider total compensation to include base salary, cash bonuses and the estimated monetary value of granted equity-based incentives available to be exercised by the individual in the current year. We consider all of the compensation elements together in making a decision regarding a particular element of compensation to determine if such determination fits into our overall compensation objectives.

We encourage our named executive officers to invest in us but do not have any equity or other ownership requirements or guidelines.

Base Salaries

We believe that the base salary levels of our executive officers are reasonably related to the base salary levels of executive officers of comparable companies in the technology industry, particularly the computer storage device industry, and the geographical region in which we are located. We also believe that the current base salary levels of our executive officers takes into account the unique talents and experience of our executive officers. Base salaries are reviewed annually, and any increases in base salary take into account such factors as individual past performance, changes in responsibilities, changes in pay levels of companies deemed comparable by us, and inflation. The annual base salary for Mr. Jenkins (our former Chief Executive Officer through March 12, 2007) was $245,000 as required by the terms of his employment agreement with us and for Mr. Ogden (our Chief Financial Officer) was $172,500 (an increase of $16,250 from 2005).

Annual Cash Bonuses

We use cash bonuses to reflect the level of involvement and success of our executive officers in advancing corporate goals. The awards earned depend on the extent to which our performance objectives and the individual’s performance objectives are achieved as described above, and also take into account, as deemed appropriate, the bonuses of comparable companies in the technology industry, particularly the computer storage device industry, and the geographical region in which we are located. The compensation committee awarded a cash bonus of $57,143 to Mr. Jenkins and $42,857 to Mr. Ogden for 2006 in light of their individual performance. Each of these named executive officers agreed to invest 100% of the bonus in the 2006 private placement transaction we completed in 2006 that is described elsewhere in this prospectus. The annual cash bonuses comprised approximately 23% of the base salary for Mr. Jenkins and approximately 25% of the base salary for Mr. Ogden in 2006.

Long-Term Incentive Compensation

We recognize that while the bonus programs provide awards for achieving positive performance for near-term goals, equity-based incentives create an essential long-term partnering of our executive officers with our shareholders. Long-term equity incentives are provided to executives either through the grant of stock options or other awards under our 2000 Stock Option Plan, 2001 Stock Option Plan and 2003 Stock Option Plan, which are administered by our compensation committee. In granting equity awards to the executive officers, we generally consider the duties and responsibilities of the individual, the present and potential contributions to us, the individual’s performance, and awards made to individuals in similar positions at comparable companies.

Subject to the provisions of the particular plan, we have the discretion to determine those individuals to whom options or awards will be granted and to determine the terms and provisions of awards, including the timing of grants, the exercise or purchase price, expiration date, vesting schedule, performance vesting conditions and terms of exercise. The exercise price of certain stock options under the 2000 and 2001 Stock Option Plans must be at least 80% of the fair market value of our common stock on the date of grant. The exercise price of the stock options under the 2003 Stock Option Plan must be at least equal to the fair market value of our common stock on the date of the grant. In 2006, we did not award any long-term incentive compensation to Mr. Jenkins, our former Chief Executive Officer, and we awarded options to purchase 12,000 shares of our common stock under our 2003 Stock Option Plan to Mr. Ogden, our former Chief Financial Officer. The long-term incentive compensation (comprised of the options awarded to Mr. Ogden) was determined based on the fair value of said options using the Black Scholes option pricing model. This value of $67,670 comprised approximately 24% of the total compensation (including the fair value of the options) of Mr. Ogden in 2006.

Chief Executive Officer Compensation

We use the same procedures described above in setting the annual salary, bonus and long-term incentive compensation of the Chief Executive Officer, subject to the terms of any employment agreement that the Chief Executive Officer has with us. The components of the salary for our Chief Executive Officer during 2006 are described above.

Participation of Named Executive Officers in
Compensation Decisions Relating to Them

Compensation decisions for the named executive officers are made by the compensation committee and are ratified by our board of directors. To the extent that a named executive officer is a member of the compensation committee or our board, they recuse themselves from the discussions or and do not participate in compensation decisions that relate to them. Since May of 2006, all of the directors that are members of our compensation committee are independent directors.

Tax Deductibility of Executive Compensation

Section 162(m) of the Code disallows a tax deduction for any publicly held corporation for individual compensation of more than $1.0 million in any taxable year to any named executive officers, other than compensation that is performance-based under a plan that is approved by the Shareholders and that meets certain other technical requirements. Our policy with respect to Section 162(m) is to make every reasonable effort to ensure that compensation is deductible to the extent permitted while simultaneously providing our executives with appropriate rewards for their performance. In the appropriate circumstances, however, we are prepared to exceed the limit on deductibility under Section 162(m) to the extent necessary to ensure our executive officers are compensated in a manner consistent with our best interests and those of our Shareholders.

Subsequent Compensation Decisions

We made two additional compensation decisions after the end of the 2006 fiscal year. As discussed above, Mr. Jenkins resigned as our Chief Executive Officer, President and Chairman on March 12, 2007. In connection therewith, we entered into a separation agreement with Mr. Jenkins, pursuant to which Mr. Jenkins remained our employee (with the same base salary and benefits) until May 11, 2007. Thereafter, subject to the satisfaction of certain conditions, Mr. Jenkins is entitled to 12 months of severance payments and benefits equal to his base salary and benefits that were in effect prior to his resignation. Our board, including our compensation committee, also extended the vesting period of options to purchase 44,000 shares (11,000 of which were unvested) of our common stock at an exercise price of $10.00 per share issued under our 2003 Stock Option Plan until May 11, 2007. Our board, including our compensation committee, also extended the exercise period on these options as well as options to purchase 20,000 shares of our common stock at an exercise price of $7.25 per share granted under our 2001 Stock Option Plan held by Mr. Jenkins that had already vested to May 11, 2008.

On March 12, 2007, our board of directors appointed Todd A. Oseth as a director to fill the vacancy created by Mr. Jenkins’ resignation. Mr. Oseth was also appointed as our Chief Executive Officer and President. In connection with his appointment, Mr. Oseth is entitled to an annual base salary of $350,000, with an additional bonus targeted at $175,000, prorated based on his commencement of employment for 2007 with a maximum annual bonus attainable equal to 100% of his salary. Mr. Oseth was provided with a vacation policy and benefits that are similar to other of our senior executives. Under the agreement with Mr. Oseth, subject to certain conditions, we are required to continue paying his salary and continued medical and dental coverage in accordance with our then existing plans for a period of six months following termination of employment without “cause” as will be defined in a stock option plan or grant. Our board of directors determined that the decision on each compensation element was consistent with our overall compensation objectives.

On June 21, 2007, the board of directors appointed David Rosenthal to serve as our Chief Financial Officer, Treasurer and Secretary. In connection with Mr. Rosenthal’s appointment, he is entitled to an annual base salary of $225,000, with an additional bonus targeted at 30% of his base salary, based on achieving performance targets to be set by the board of directors, with a maximum annual bonus attainable equal to 60% of his base salary if targets to be set by the board of directors are met. Mr. Rosenthal was provided with a vacation policy and benefits that are similar to our other senior executives. Under the agreement with Mr. Rosenthal, subject to certain conditions, we are required to continue paying his salary in accordance with our then existing plans for a period of 4 months following termination of employment upon a change in control or without cause.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below reflects the number of shares of our common stock beneficially owned as of September 30, 2007 by:

•   each person or group we believe to be the beneficial owner of more than five percent of our voting securities;
•   each director;
•   each named executive officer; and
•   all directors and executive officers, as a group.

Shares of our common stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days of September 30, 2007, are deemed outstanding for purposes of computing the percentage beneficially owned by the person or entity holding those securities, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person or entity. Percentage of beneficial ownership is based on 3,902,595 shares of our common stock outstanding as of the close of business on September 30, 2007. All share-related information, including exercise prices, have been updated to reflect our reverse stock split that occurred on June 29, 2007.

Name and address#	Amount and Nature of Beneficial Ownership		Percentage of Common Stock
Beneficial Owners of More than 5%
Sun Solunet, LLC+	7,856,926	(1)	82.68%
Marc J. Leder+	7,856,926	(2)	82.68%
Rodger R. Krouse+	7,856,926	(2)	82.68%
Current Directors and Named Executive Officers
Todd A. Oseth	—	(3)	—
David Rosenthal	—	(4)	—
Clarence E. Terry	—	(5)	—
M. Steven Liff	—	(6)	—
Michael T. Gillen	—	(5)	—
Eric S. Nelson	—	(7)	—
Kevin J. Calhoun	—	(8)	—
Kent J. Lund	2,000	(9)	*
George R. Rea	2,800	(10)	*
C. Daryl Hollis	3,000	(11)	*
All directors and executive officers, as a group (10 persons)	7,800		*
Former Executive Officers
John Jenkins	159,696	(12)	3.95%
Robert C. Ogden	18,056	(13)	*

*	Less than 1%

#	The address for each listed director and executive officer unless otherwise indicated is SAN Holdings, Inc., 9800 Pyramid Court, Suite 130, Englewood, Colorado 80112.

+
The address for Sun Solunet, LLC is Sun Solunet, LLC, c/o Sun Capital Partners II, LP, c/o Sun Capital Advisors II, LP, c/o Sun Capital Partners, LLC, 5200 Town Center Circle, Suite 470, Boca Raton, FL 33486.

(1)
Consists of 2,257,154 shares of common stock owned directly by Sun Solunet, LLC, 2,353,331 shares underlying our convertible series A preferred stock, 90,431 shares issuable as dividends on our series A preferred stock, 1,176,670 shares underlying a warrant exercisable at $5.00 per share, 1,176,670 shares underlying a warrant exercisable at $7.50 per share and 802,670 shares underlying a warrant currently exercisable at $0.025 per share.

(2)
Includes 2,353,331 shares underlying our convertible series A preferred stock, 90,431 shares issuable as dividends on our series A preferred stock, 1,176,670 shares underlying a warrant exercisable at $5.00 per share, 1,176,670 shares underlying a warrant exercisable at $7.50 per share and 802,670 shares underlying a warrant currently exercisable at $0.025 per share. Also, consists of 2,257,154 shares of our common stock held by Sun Solunet, LLC over which he may be deemed to have control. Marc J. Leder and Rodger R. Krouse may each be deemed to control Sun Solunet, LLC, Sun Capital Partners II, LP, Sun Capital Advisors II, LP, and Sun Capital Partners, LLC, as Leder and Krouse each own 50% of the membership interests in Sun Capital Partners, LLC, which in turn is the general partner of Sun Capital Advisors II, LP, which in turn is the general partner of Sun Capital Partners II, LP, and Sun Capital Partners II, LP owns 99% of the membership interests of Sun Solunet, LLC. Therefore, Messrs. Leder and Krouse may each be deemed to have voting and dispositive power over the shares held by Sun Solunet, LLC.

(3)	Mr. Oseth was appointed as our President, Chief Executive Officer and Chairman of the Board effective March 12, 2007.

(4)	Mr. Rosenthal was appointed as our Chief Financial Officer, Treasurer and Secretary on June 21, 2007.

(5)	Managing director of Sun Capital Partners, Inc., an affiliate of Sun Solunet, LLC.

(6)	Principal of Sun Capital Partners, Inc., an affiliate of Sun Solunet, LLC.

(7)	Vice President of Sun Capital Partners, Inc., an affiliate of Sun Solunet, LLC.

(8)	Senior Vice President and Chief Financial Officer of Sun Capital Partners, Inc., an affiliate of Sun Solunet, LLC. Director of ours since February 2007.

(9)	Director of ours since May 2006.

(10)	Includes 2,000 shares underlying an option currently exercisable at $10.50 per share.

(11)	Includes 3,000 shares underlying an option currently exercisable at $10.50 per share.

(12)
Mr. Jenkins resigned as our President, Chief Executive Officer and Chairman of the Board effective March 12, 2007. His ownership includes 40,000 shares underlying our series A preferred stock, 1,212 shares issuable as dividends on our series A preferred stock, 20,001 shares underlying a warrant exercisable at $5.00 per share, 20,001 shares underlying a warrant exercisable at $7.50 per share, 20,000 shares underlying an option currently exercisable at $7.25 per share, and 44,000 shares underlying an option currently exercisable at $10.00. All of Mr. Jenkins’ options are vested and expire on May 11, 2008.

(13)
Mr. Ogden resigned as our Chief Financial Officer, Treasurer and Secretary effective June 1, 2007. His ownership includes 8,000 shares underlying our convertible series A preferred stock 83 shares issuable as dividends on our series A preferred stock, 4,001 shares underlying a warrant exercisable at $5.00 per share and 4,001 shares underlying a warrant exercisable at $7.50 per share.

Possible Changes of Control

As of the date of this prospectus, Sun Solunet is our controlling shareholder. Sun Solunet is a selling stockholder in a registration statement in connection with registration rights granted in a private placement transaction we completed in 2006 (described under “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Transactions With Related Persons—Private Placement; Credit Support Termination Agreement”) and may offer and sell shares of our common stock that it holds or that it may hold upon the exercise or conversion of other securities it holds. Sun Solunet may cause a change of control of us if they sell enough of our common stock. We are not aware of any other arrangements that may cause us to have a change of control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review, Approval or Ratification of Transactions
With Related Persons

All transactions required to be reported by us as a related person transaction under applicable SEC rules and regulations between us and Sun Solunet and any of their respective affiliates are approved or ratified by the independent committee, a committee consisting of all of our directors that are not affiliates of Sun Solunet or its affiliates.

All transactions between us and any of our affiliates and one of our directors, director nominees, executive officers or immediate family members of any of the aforementioned persons are considered by our board in approving any transaction and, if applicable, the director affected recuses him or herself from the deliberations of our board.

The minutes of the meeting of our board or the unanimous written consent of the board or the independent committee indicates the relationship in question for specific consideration in approving or ratifying any particular transaction.

Our board of directors evaluates the independence of the directors of the board of directors on an annual basis. See “GOVERNANCE OF THE COMPANY—Director Independence.”

Furthermore, our written code of ethics that is applicable to our directors, officers, including our principal executive officer, principal financial officer and principal accounting officer as well as our employees in accordance with applicable rules and regulations of the SEC, requires such persons to avoid both actual conflicts of interest and situations that give an appearance of a conflict of interest, and disclose promptly to us any actual or apparent conflict of interest that becomes known to that person.

Transactions With Related Persons

Sun Capital II Credit Agreement

On May 16, 2007, we entered into a credit facility with Sun Capital II (the “Sun 2007 Loan”) for up to $10 million. The proceeds of the initial borrowing under the Sun 2007 Loan were used for working capital purposes and to pay off the amount owed of $4.5 million plus accrued interest of $67,000 on the Harris 2006 Facility. Additional borrowings on the Sun 2007 Loan are permitted only at the sole discretion of Sun Capital II. As of June 30, 2007, we had borrowed $7.7 million, including accrued interest of $129,000, under this credit facility. The Sun 2007 Loan is unsecured and bears interest at 15% per annum, which interest is payable upon termination. Borrowings under the Sun 2007 Loan are evidenced by a demand note. Unless Sun Capital II demands payment earlier, the Sun 2007 Loan is payable in full in May of 2012.

Debt Arrangements With Sun Solunet, LLC

Pursuant to our acquisition agreement with Solunet Storage in 2003, Sun Solunet became our majority shareholder, and currently holds approximately 58% of our outstanding shares of common stock. Sun Capital Partners II  and Sun Capital Partners Management LLC (“Sun Capital Management”) are both affiliates of Sun Solunet.

In connection with the acquisition agreement, we entered into a letter agreement dated March 31, 2003 (“Credit Support Agreement”), among us, Sun Solunet and Sun Capital II. Pursuant to the Credit Support Agreement, we were obligated to periodically issue to Sun Solunet at six month intervals (each May 16 and November 16), a warrant to purchase shares of our common stock, exercisable for a number of shares of our common stock calculated pursuant to a formula set forth in the Credit Support Agreement in partial consideration for a guaranty provided by Sun Capital II on the Harris 2004-2005 Credit facility that we maintained with Harris for so long as there remained an aggregate principal amount owed under the Harris 2004-2005 Credit facility in an amount in excess of $3,000,000. In connection with periodic increases to the borrowing availability of the Harris 2004-2005 Credit facility, the Credit Support Agreement was amended to increase the amount of the guaranty.

On November 23, 2005, Harris assigned the Harris 2004-2005 Credit facility with us to Sun Solunet. At this date, Sun Solunet purchased the outstanding principal balance of $11,999,965 plus accrued interest in the amount of $138,038, and we became obligated to Sun Solunet (said principal and accrued interest referred to as the “Sun Loan”). In connection therewith, the Credit Support Agreement was further amended to provide that we were obligated to issue stock purchase warrants to Sun Solunet as lender under the Sun Loan based on the amount of borrowing availability on the Sun Loan at the same intervals and pursuant to the same formulas applicable prior to the termination of the guaranty.

On February 6, 2006, the Sun Loan was amended to increase the borrowing availability from $13 million to $14 million, to change the maturity date to December 31, 2006 and to accrue interest to the principal amount of the loan until maturity. As a result of the private placement transaction completed in 2006 that is described in “—Private Placement; Credit Support Termination Agreement,” on April 19, 2006, our borrowing availability under the Sun Loan was reduced from $14 million to $5 million (in principal amount), the Sun Loan was changed from a revolving line of credit to the Sun Term Loan that does not permit reborrowings with a maturity date of March 2, 2009 and the Credit Support Agreement was terminated.

Private Placement; Credit Support Termination Agreement

We completed an offer and sale of securities to accredited investors in a private placement transaction exempt from registration under the 1933 Act pursuant to Section 4(2) of the 1933 Act and Regulation D promulgated thereunder. On March 2, 2006, April 18, 2006 and May 4, 2006, pursuant to securities purchase agreements dated and effective as of February 28, 2006, April 18, 2006 and May 4, 2006, respectively (the “2006 securities purchase agreements”), by and among us and the purchasers identified in each such 2006 securities purchase agreement, we issued to the purchasers an aggregate of 277.6 units, each unit consisting of:

(a)   one share of our newly designated convertible series A preferred stock, no par value per share initially convertible into 13,334 shares of our common stock;

(b)   a warrant to purchase 6,667 shares of our common stock exercisable for five years from the date of issuance at an initial exercise price of $7.50 per share expiring five years from the date of issuance; and

(c)   a warrant to purchase 6,667 shares of our common stock exercisable for five years from the date of issuance at an initial exercise price of $5.00 per share (together with the warrants described in clause (b) above, the “2006 private placement warrants”) expiring five years from the date of issuance.

As of the date of each of the 2006 securities purchase agreements, we and the purchasers that were parties to the 2006 securities purchase agreements entered into a registration rights agreement, pursuant to which we granted registration rights to the purchasers with respect to some of the securities purchased under the 2006 securities purchase agreements as set forth therein.

The purchase price per unit paid by purchasers other than Sun Solunet consisted of $50,000. Sun Solunet and certain of our officers and directors acquired units in the March 2, 2006 closing of the 2006 private placement. The consideration paid for units purchased by our officers and directors consisted of cash at the same purchase price ($50,000 per unit) as was paid by purchasers that were not our affiliates. The consideration paid by Sun Solunet for the 176.5 units consisted of the exchange of $8,000,000 of the outstanding debt we owed to Sun Solunet under the Sun Loan at the same purchase price paid by purchasers not affiliated with us, less fees paid by us to the placement agent.

As a result of this exchange and the payment of approximately $1 million by us of the outstanding debt owed to Sun Solunet under the Sun Loan, on March 2, 2006, we and Sun Capital II, acknowledged and agreed to by Sun Solunet, entered into a termination letter (the “Credit Support Termination Agreement”) to the Credit Support Agreement. The Credit Support Termination Agreement includes the following provisions, among others:

•
We agreed with Sun Solunet to decrease our borrowing availability under the Sun Loan from $14 million to $5 million (in principal amount), to modify the Sun Loan to the Sun Term Loan, a term loan that does not permit reborrowings by us and to extend the maturity date to a date three years from the Closing Date (March 2, 2009);

•	The parties agreed that Sun Solunet and Sun Capital II have no additional lending obligation us; and

•
The parties terminated, cancelled, released and discharged the Credit Support Agreement and the obligations of all parties thereunder in their entirety effective as of March 2, 2006, including our obligation to issue warrants to Sun Solunet periodically thereunder (with Sun Solunet retaining any warrants previously issued to it and all of its rights thereunder).

The Sun Loan was amended on April 19, 2006 to reflect the amendments described above.

Amendment to 2006 Private Placement Transaction Documents;
Reduction in Warrant Exercise Price

On November 22, 2006, we entered into an agreement (the “2006 private placement amendment”) with substantially all of the purchasers in the 2006 private placement to clarify and amend some of the provisions in the transaction documents relating to the 2006 private placement. The 2006 private placement amendment amended the 2006 registration rights agreement to revise our responsibilities with respect to the registration for resale of some of the securities sold to the purchasers in the 2006 private placement and to limit the liquidated damages payable to those purchasers under the 2006 registration rights agreement to the liquidated damages and interest that accrued through November 15, 2006 and to provide that no further liquidated damages will be payable by us. In the 2006 private placement amendment, we agreed, within 30 days, to deliver an unsecured promissory note to each of the purchasers that are a party to the amendment in a principal amount equal to the portion of the liquidated damages due and payable to that purchaser. Each note will accrue interest at a rate of 12% per annum (or such lesser maximum amount that is permitted by applicable law) and will be payable 15 months from the date of issuance (or at an earlier date if we are reorganized, reclassified, merged into or consolidated with another entity, or we dispose of substantially all of our assets). Each note will be payable by us in immediately available funds or, if mutually agreed to by the parties thereto, in shares of our common stock. The notes were issued and delivered to each of the purchasers that were a party to the 2006 private placement amendment on December 15, 2006.

In the 2006 private placement amendment, we also agreed to reduce the exercise price of the $12.50 warrants held by the purchasers that are a party to the agreement from $12.50 per share to $5.00 per share. The exercise price of the $0.30 warrants remained the same. We issued and delivered revised warrant agreements evidencing the reduction in the exercise price of the $12.50 warrants and the exercise price and conversion price reset provisions and triggers (with respect to both the $12.50 warrants and $7.50 warrants) on December 15, 2006.

Sun Solunet was one of the investors in the 2006 private placement and is a party to the 2006 private placement amendment, and, as such, was issued an unsecured promissory note in a principal amount equal to the portion of the liquidated damages due and payable to Sun Solunet as of November 15, 2006 (approximately $0.7 million). We also reduced the exercise price of the $12.50 warrants acquired by Sun Solunet in the 2006 private placement transaction from $12.50 per share to $5.00 per share, and issued revised warrant agreements evidencing the reduction in exercise price.

Dividend Declaration on Shares of Series A Preferred Stock

The series A preferred stock issued in the 2006 private placement carries a 3% dividend, payable in shares of our common stock at the date the holder converts the shares into shares of our common stock. Our board of directors is required to declare these dividends on a semi-annual basis. In connection with the shares of series A preferred stock acquired in the 2006 private placement, we declared dividends to Sun Solunet and our former executive officers as set forth in the table below:

Name	Date of Declaration	Number of Shares of Common Stock Declared as Dividends

Sun Solunet, LLC	7/31/06	18,411
Sun Solunet, LLC	01/31/07	31,558
Sun Solunet, LLC	07/31/07	58,873
John Jenkins	7/31/06	505
John Jenkins	01/31/07	236
John Jenkins	07/31/07	842
Robert C. Ogden	7/31/06	70
Robert C. Ogden	01/31/07	101
Robert C. Ogden	07/31/07	83

Guaranty on Harris Credit Facility

On October 27, 2006, we entered into a revolving credit facility in the amount of $1.5 million with the 2006 Harris facility. The purpose of obtaining this facility was to provide additional working capital. As a condition precedent to obtaining this facility, Sun Capital Partners II, LP, an affiliate of our majority shareholder, entered into an ongoing guaranty of the debt incurred by us under the 2006 Harris facility. On March 12 and March 23, 2007, we increased our borrowing availability with Harris through amendments to the 2006 Harris facility in the amounts of $1.5 million and $1.5 million, respectively. The $3 million of available borrowings under these amendments was for additional working capital, and was secured by cash collateral posted by Sun Capital Partners II, LP. With proceeds from the Sun 2007 Loan, we paid off the outstanding principal and interest under the 2006 Harris facility in May of 2007 and the guaranty was terminated.

Management and Consulting Services

Pursuant to the management services agreement between us and Sun Capital Management, an affiliate of our majority shareholder, Sun Solunet, we pay $75,000 quarterly for management and consulting services to Sun Capital Management.

As of June 30, 2007, December 31, 2006 and 2005, we had $-0-, $-0- and $-0-, respectively, due to Sun Capital Management for management fees and related expenses. For the years ended December 31, 2006, 2005 and 2004, we paid $354,000, $318,000 and $323,000, respectively, to Sun Capital Management for management fees and related expenses. For the first half of 2007, we paid $88,000 to Sun Capital Management for management fees and related expenses.

The management services agreement will remain in effect until the first date when all of the following have occurred: (a) the designees of Sun Capital Management and its affiliates no longer constitute a majority of our board of directors; (b) Sun Capital Management and its affiliates no longer own or control at least 30% of our outstanding shares of common stock; and (c) Sun Capital Management and its affiliates (including Sun Capital II) no longer guarantee any portion of our debt. If the foregoing three events have not yet occurred, the management services agreement will terminate on April 4, 2013.

DESCRIPTION OF COMMON STOCK

General

Our authorized capital stock consists of 400,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share. As of October 10, 2007, we had 3,902,595 shares of common stock and 276.3 shares of series A preferred stock issued and outstanding. We have outstanding convertible preferred stock, warrants options and accrued common stock dividends which, if exercised or converted, would total approximately 9.0 million shares of common stock. Overall, we would have a total of approximately 12.9 million shares of common stock issued and outstanding if all of our outstanding convertible preferred stock, warrants and options were converted or exercised, and all of the accrued common stock dividends were issued.

Each share of our common stock is entitled to one vote on each matter submitted to a vote of the stockholders and is equal to each other share of our common stock with respect to voting, liquidation and dividend rights. Holders of our common stock are entitled to receive the dividends, if any, as may be declared by our board of directors out of assets legally available therefor and to receive net assets in liquidation after payment of all amounts due to creditors and any liquidation preference due to preferred stockholders. Holders of our common stock have no conversion rights and are not entitled to any preemptive or subscription rights. Our common stock is not subject to redemption or any further calls or assessments. Our common stock does not have cumulative voting rights in the election of directors.

Dividend Policy

While there currently are no restrictions prohibiting us from paying dividends to our stockholders, we have not paid any cash dividends on our common stock in the past and we do not anticipate paying any dividends in the foreseeable future. Earnings, if any, are expected to be retained to fund our future operations. There can be no assurance that we will pay dividends at any time in the future.

Anti-takeover Provisions of Charter Provisions

One of the effects of the existence of authorized but unissued shares of our common stock or preferred stock may be to enable our board of directors to render it more difficult or to discourage an attempt to obtain control of us and thereby protect the continuity of or entrench our management, which may adversely affect the market price of our common stock. If in the due exercise of its fiduciary obligations, for example, our board of directors were to determine that a takeover proposal were not in our best interests, such shares could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. See “RISK FACTORS—We could issue preferred stock that could adversely affect the rights of our common stockholders.”

SELLING STOCKHOLDERS

We are registering the shares of our common stock offered for resale by this prospectus in order to satisfy our obligations to the selling stockholders named in the table below. Except as otherwise indicated in the footnotes to the selling stockholder table below, all of the shares of our common stock offered for resale below were acquired by the selling stockholders in the 2006 private placement transaction which is described more fully under “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.” As indicated in the footnotes below, some of the selling stockholders acquired the securities as compensation in connection with the business combination of the company with Solunet Storage Holding described in Note 5 to our consolidated financial statements for the fiscal year ended December 31, 2005 included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005. All share-related information, including exercise prices, has been updated to reflect our reverse stock split that occurred on June 29, 2007.

The shares of our common stock offered by this prospectus are being sold for the account of the selling stockholders identified in the following table. Except as indicated in the table, for the last three years, to our knowledge, none of the selling stockholders have held any position, office or have other material relationship with us, our predecessors or our affiliates. The information in the following table and footnotes is based solely on information furnished to us by the selling stockholders on or prior to the date of this prospectus. However, any or all of the common stock listed below may be offered for sale with this prospectus by the selling stockholders from time to time. Accordingly, no estimate can be given as to the amount of our common stock that will be held by the selling stockholders upon consummation of any sales. In addition, the selling stockholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their securities since the date this information was last provided to us. The information in the following table for each selling stockholder includes:

(a)    the name and address of the selling stockholder;

(b)    the number of shares of our common stock currently beneficially owned by the selling stockholder and the percentage that those shares of our common stock represent of all of our outstanding common stock as of October 10, 2007 (on a fully-diluted basis);

(c)    the number of shares of our common stock offered by the selling stockholder; and

(d)    the amount and, if 1% or more, the percentage of shares of our common stock that will be beneficially owned by the selling stockholder after completion of the offering, assuming the sale of all of the shares of our common stock as shown in (c) above.

Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Except as indicated below, each selling stockholder has indicated to us that it is neither a broker-dealer nor is affiliated with a broker-dealer. Each selling shareholder identified below as an affiliate of a registered broker-dealer has represented to us that they purchased the securities listed below in the ordinary course of business and at the time such securities were purchased, the seller did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. The selling stockholders and any brokers, dealers, agents or underwriters that participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933.

(a)	(b)		(c)	(d)
Name and address of Selling Stockholder	Amount of common stock/percentage of our common stock owned before offering (1)		Amount of common stock offered (2)(3)	Amount of common stock/percentage of our common stock owned after offering (4)
Northern Valley Partners, LLC (5) 500 Fifth Avenue, Suite 2240 New York, NY 10110	109,136 / 2.7		21,654	87,482 / 2.2

Insiders Trend Fund (6) c/o Monarch Capital Group, LLC 500 Fifth Avenue, Suite 2240 New York, NY 10110	81,854 / 2.1		16,240	65,614 / 1.7

Sylvia Potter Family LTD Partnership (7) 475 Sunset Avenue Haworth, NJ 07641	27,287 / *		5,414	21,873 / *

John C. Hakala 12873 W. Harvard Ave. Lakewood, CO 80228	509,133 / 4.9	(8)	81,200	427,933 / 4.9	(8)

Helaine Mindel & Meg Mindel JTWROS c/o Monarch Capital Group, LLC 500 Fifth Ave., Suite 2240 New York, NY 10110	27,827 / *		5,414	21,873 / *

Ella Hakala 4501 Springer Ct. Cheyenne, WY 82001	79,170 / 2.0		10,827	68,343 / 1.7

Lednim Property Associates (9) c/o Monarch Capital Group, LLC 500 Fifth Ave., Suite 2240 New York, NY 10110	54,570 / 1.4		10,827	43,743 / 1.1

Gundyco ITF Excalibur Limited Partnership (10) 33 Prince Arthur Avenue Toronto, Ontario Canada M5R 1B2	163,703 / 4.0		32,480	131,223 / 3.3

Leo Mindel Non GST Exempt Trust (11) c/o Monarch Capital Group, LLC 500 Fifth Ave., Suite 2240 New York, NY 10110	54,470 / 1.4		10,827	43,743 / 1.1

H4 Capital Management LLC (12) 22 Grove Street #6B New York, NY 10014	73,996 / 1.9		13,534	60,462 / 1.5

John H. Mullin III 700 Ridgeway Farm Lane Brookneal, VA 24528	81,820 / 2.1		16,240	65,580 / 1.7

Harrison S. Mullin 1225 W. Rookwood Dr. Cincinnati, OH 45208	40,913 / 1.0		8,120	32,793 / *

Dulany Anning 739 Lindell Avenue Cincinnati, OH 45226	27,287 / *		5,414	21,873 / *

(a)	(b)		(c)		(d)
Name and address of Selling Stockholder	Amount of common stock/percentage of our common stock owned before offering (1)		Amount of common stock offered (2)(3)		Amount of common stock/percentage of our common stock owned after offering (4)
Walehaven Capital Fund Limited (13) 3rd Floor 14 Par-La Ville Rd. Hamilton MM08, Bermuda	327,403 / 4.9	(8)	64,960		262,443 / 4.9	(8)

DICA Partners, LP (14) 370 Clayton Rd. Scarsdale, NY 10583	54,570 / 1.4		10,827		43,743 / 1.1

Kirk Hanson (15) 1673 Birchleaf Court Castle Rock, CO 80104	8,687 / *		1,624		7,063 / *

Sun Solunet, LLC (16) 5200 Town Center Circle, Suite 470 Boca Raton, FL 33486	7,856,926 / 66.8		2,238,743	(16)	5,618,183 / 59.0

Cheryl Bennett c/o Lee Schlessman 1301 Pennsylvania St., Suite 800 Denver, CO 80203-5015	21,800 / *		4,331		17,469 / *

Sandra Garnett c/o Lee Schlessman 1301 Pennsylvania St., Suite 800 Denver, CO 80203-5015	13,626 / *		2,707		10,919 / *

Rodney Garnett c/o Lee Schlessman 1301 Pennsylvania St., Suite 800 Denver, CO 80203-5015	13,626 / *		2,707		10,919 / *

Lee E. Schlessman 1301 Pennsylvania St., Suite 800 Denver, CO 80203-5015	55,936 / 1.4		10,827		45,109 / 1.1

Gary L. Schlessman Irrevocable Trust (18) 1301 Pennsylvania St., Suite 800 Denver, CO 80203-5015	13,626 / *		2,707		10,919 / *

Dolo Investment LLC (19) c/o Lee Schlessman 1301 Pennsylvania St., Suite 800 Denver, CO 80203-5015	13,626 / *		2,707		10,919 / *

The Schlessman 1999 Charitable Remainder Unitrust (20) Lee Schlessman Trustee 1301 Pennsylvania St., Suite 800 Denver, CO 80203-5015	13,626 / *		2,707		10,919 / *

Cal and Amanda Rae Rickel P.O. Box 1076 Cortez, CO 81321-1076	13,626 / *		2,707		10,919 / *

Guarantee & Trust Co. TTEE Steven M. Bathgate IRA (21) 5350 S. Roslyn St., Ste 400 Greenwood Village, CO 80111	40,871 / 1.0		8,120		32,751 / *

(a)	(b)		(c)	(d)
Name and address of Selling Stockholder	Amount of common stock/percentage of our common stock owned before offering (1)		Amount of common stock offered (2)(3)	Amount of common stock/percentage of our common stock owned after offering (4)
Sydney Anning 25 Weebetook Lane Cincinnati, OH 45208	13,626 / *		2,707	10,919 / *

Jeremy Frommer (24) 666 Third Avenue 8th Floor New York, NY 10017	26,916 / *		5,414	21,502 / *

Millennium Partners, L.P. (23) c/o Millennium Management, LLC 666 Fifth Avenue 8th Floor New York, NY 10103	817,046 / 4.9	(8)	162,400	656,646 / 4.9	(8)

*  Less than 1%.

(1)    Includes shares of our common stock issued or declared as dividends on the series A preferred stock issued in the 2006 private placement.

(2)    Includes shares of common stock issuable upon conversion of shares of our series A preferred stock (each share initially convertible into 13,334 shares of common stock).

(3)    The total common stock offered by this prospectus of 2,764,386 shares of our common stock includes: (a) 525,643 shares of common stock issuable upon the conversion of our series A preferred stock issued to the selling stockholders; and (b) 2,238,743 shares of our common stock held by Sun Solunet.

(4)    There is no assurance that the selling stockholders will exercise all or any of their warrants, convert any of their shares of series A preferred stock or that they will sell any or all of their shares of common stock offered by this prospectus.

(5)    Michael Potter has voting and dispositive power over the shares of common stock being offered.

(6)   The general partner of the listed selling stockholder is Anthony Marchese, who has voting and dispositive power over the shares of common stock being offered.

(7)    Sylvia Potter or Michael Potter has voting and dispositive power over the shares of common stock being offered.

(8)     Indicated number of shares owned by the named selling stockholder includes the number of shares of our common stock that may be issued as a result of the 2006 private placement transaction. However, some of the shares indicated are not currently owned and may not ever be owned by the selling stockholder as a result of restrictive provisions in the 2006 private placement transaction documents that restrict the exercise or conversion of securities by the named selling stockholder to the extent that such exercise or conversion would result in the ownership of greater than 4.9% of our common stock.

Indicated percentage does not include some shares of our common stock issuable to the named selling stockholder in connection with the 2006 private placement transaction as a result of restrictive provisions in the transaction document restricting exercise or conversion of securities into our common stock to the extent that such exercise or conversion would result in the ownership by such selling stockholder of greater than 4.9% of our outstanding common stock.

(9)    Meg M. Marchese has voting and dispositive power over the shares of common stock being offered.

(10)   Will Hechter has voting and dispositive power over the shares of common stock being offered.

(11)   Meg M. Marchese has voting and dispositive power over the shares of common stock being offered.

(12)   Kevin J. Raidy has voting and dispositive power over the shares of common stock being offered. H4 Capital Management LLC acquired the securities from Frommer Investment Partnership and Carlin Multi-Manager Fund LP in October 2007 in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

(13)  The directors of the selling stockholder are Arthur Jones, Jennifer Kelly and Derek Wood, who have voting and dispositive power over the shares of common stock being offered.

(14)  The general partner of the selling stockholder is Jack Rubinstein who has voting and dispositive power over the shares of common stock being offered.

(15)   The listed selling stockholder was our employee until July 24, 2006.

(16)   During the past three years, employees and officers of Sun Solunet, LLC and its affiliates have served on our board of directors. Our current directors that are employees or officers of Sun Solunet, LLC are described under “DIRECTORS AND EXECUTIVE OFFICERS.” In addition, from time to time during the past three years, Sun Solunet, LLC and/or its affiliates have entered into agreements and transactions with us in connection with that certain Agreement and Plan of Merger, dated March 31, 2003, to which we and Sun Solunet, LLC are parties. Such agreements and transactions include, without limitation, transactions relating to that certain letter agreement, dated March 31, 2003, by and among us and Sun Capital Partners II, LP, and that certain Management Services Agreement dated April 4, 2003, by and among us and Sun Capital Partners Management, LLC. The material transactions and relationships between Sun Solunet, LLC and its affiliates and us are described under “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” and in Notes 1, 2, 4, 5, 6 and 10 to our consolidated financial statements for the fiscal year ended December 31, 2006 included under “INDEX TO FINANCIAL STATEMENTS” and Notes 2 and 5 to our unaudited financial statements for the six months ended June 30, 2007 also included in “INDEX TO FINANCIAL STATEMENTS.”

Marc J. Leder and Rodger R. Krouse each own 50% of the membership interests in Sun Capital Partners, LLC, which in turn is the general partner of Sun Capital Advisors II, LP which in turn is the general partner of Sun Capital Partners II, LP. Sun Capital Partners II, LP owns 99% of the membership interests of Sun Solunet, LLC. As a result, Leder, Krouse, Sun Capital Partners, LLC, Sun Capital Advisors II, LP, and Sun Capital Partners II, LP may be deemed to have indirect beneficial ownership of the shares of common stock offered by this prospectus by the named selling stockholder.

(17)   All shares offered by Sun Solunet, LLC were acquired as described in note 16 above and were not acquired in the 2006 private placement transaction.

(18)   Gerald D. Marrs has voting and dispositive power over the shares of common stock being offered.

(19)   Lee E. Schlessman has voting and dispositive power over the shares of common stock being offered.

(20)   Lee E. Schlessman has voting and dispositive power over the shares of common stock being offered.

(21)   Steven M. Bathgate is Senior Managing Partner of Bathgate Partners, LLC, a registered broker-dealer. The shares were received as investment shares.

(23)   Millennium Management, L.L.C., a Delaware limited liability company, is the managing partner of the listed selling stockholder, a Cayman Islands exempted limited partnership, and consequently may be deemed to have voting control and investment discretion over securities owned by the selling stockholder. Israel A. Englander is the managing member of Millennium Management, L.L.C. As a result, Mr. Englander may be deemed to be the owner of any shares deemed to be beneficially owned by Millennium Management, L.L.C. The foregoing should not be construed in and of itself as an admission by either of Millennium Management, L.L.C. or Mr. Englander as to the shares of the company’s common stock owned by the listed selling stockholder. The listed selling stockholder is an affiliate of the following registered broker-dealers: Millenco, L.P., MLP Trading Co., LLC and Millennium Funding Associates, LLC.

(24)  The listed selling stockholder is an affiliate of Carlin Equities Corp., a registered broker-dealer.

PLAN OF DISTRIBUTION

We are registering the shares of our common stock offered for resale by this prospectus in order to satisfy our obligations to the selling stockholders named in the table under “SELLING STOCKHOLDERS.” The selling stockholders may, from time to time, use this prospectus to sell all or a portion of the shares of our common stock offered by this prospectus. These sales and transfers of our common stock may be effected from time to time in one or more transactions on the over-the-counter bulletin board, in the over-the-counter market, in negotiated transactions or otherwise, at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at negotiated prices, or without consideration, or by any other legally available means.

These transfers or sales may occur directly or by or through brokers, dealers, agents or underwriters, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling holders and/or from purchasers of the common stock for whom they may act as agent. Any or all of the shares of common stock may be sold or transferred from time to time by means of:

•	a block trade in which the broker or dealer so engaged will attempt to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by that broker or dealer for its account based on this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	the writing of options on the common stock;

•	pledges as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, under those arrangements;

•	gifts, donations and contributions; or

•	any other legally available means.

To the extent required by the Securities Act of 1933, the number of shares of common stock to be sold or transferred, the purchase price, the name of any agent, broker, dealer or underwriter and any applicable discounts or commissions and any other required information with respect to a particular offer will be shown in an accompanying prospectus supplement or post-effective amendment.

In the event of the transfer by any selling stockholder of shares of our common stock offered by this prospectus to any pledge, donee or other transferee, we will supplement or amend this prospectus (as required by the Securities Act of 1933) and the registration statement of which this prospectus forms a part in order to have the pledge, donee or other transferee included as a selling stockholder.

If necessary to comply with state securities laws, the common stock will be sold only through registered or licensed brokers or dealers. In addition, the common stock may not be sold unless it has been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The selling stockholders and any brokers, dealers, agents or underwriters that participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, in which event any discounts, concessions and commissions received by those brokers, dealers, agents or underwriters and any profit on the resale of the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

No underwriter, broker, dealer or agent has been engaged by us or, to our knowledge, any of the selling stockholders, in connection with the distribution of the common stock.

We and the selling stockholders will be subject to the applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under it, including, without limitation, Rule 10b-5 and, insofar as the selling stockholders are involved in a distribution (as defined in Regulation M) of our common stock and we, under certain circumstances, may be a distribution participant, under Regulation M.

The anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 will apply to purchases and sales of shares of our common stock by the selling stockholders in connection with a distribution (as defined in Regulation M), and there are restrictions on market-making activities by persons engaged in the distribution of the shares of our common stock. Under Regulation M, a selling stockholder or its agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while they are involved in a distribution (as defined in Regulation M) of shares of our common stock covered by this prospectus. Accordingly, the selling stockholders are not permitted to cover short sales by purchasing shares of our common stock while the distribution (as defined in Regulation M) is taking place.

Any common stock covered by this prospectus which also qualifies for sale based on Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than based on this prospectus. There is no assurance that the selling stockholders identified in this prospectus will sell any or all of the common stock. The selling stockholders may transfer, devise or gift common stock by other means not described in this prospectus.

We will pay all of the expenses incident to the registration of the common stock, other than underwriting discounts and selling commissions, if any. The aggregate proceeds to the selling holders from the sale of the common stock will be the purchase price of that common stock less any of these discounts or commissions.

We have agreed to indemnify the selling stockholders against some of the liabilities under the Securities Act of 1933 arising from this prospectus or the registration statement of which it is a part.

EXPERTS

The consolidated financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 included in this prospectus and registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report (which report expressed an unqualified opinion and contained an explanatory paragraph relating to substantial doubt of the company’s ability to continue as a going concern) with respect thereto. Such financial statements have been so included in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in compliance with this act, file periodic reports and other information with the SEC. These reports and the other information we file with the SEC can be inspected and copied at the public reference room facilities maintained by the SEC in Washington, DC at 100 F Street, N.E., Washington, DC 20549. The SEC’s telephone number to obtain information on the operation of the public reference room is (800) SEC-0330. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants like the company that file electronically with the SEC at the following Internet address: (http://www.sec.gov). The SEC’s telephone number is (800) SEC-0330.

We have filed with the SEC in Washington, DC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of our common stock offered by this prospectus.

ADDITIONAL INFORMATION

We file annual, quarterly and other reports, and other information with the SEC. You may read and copy the materials we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Please call the Commission at (800) SEC-0330 for further information on the operation of the Public Reference Rooms. Our SEC filings are also available to the public from the SEC’s World Wide Web site on the Internet at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Our commission file number is 0-16423.

We maintain a site on the World Wide Web at www.sanz.com. The information contained in our website is not part of this prospectus and you should not rely on it in deciding whether to invest in our common stock.

INDEX TO FINANCIAL STATEMENTS

The following financial statements have been adjusted to reflect the sale of our EarthWhere division in August of 2007 and the 25-for-1 reverse stock split in June of 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
SAN Holdings, Inc.

We have audited the accompanying consolidated balance sheets of SAN Holdings, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity/ (deficit) and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SAN Holdings, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the Company adopted the Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, on a modified prospective basis as of January 1, 2006.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has incurred a net loss of $32,957,000 during the year ended December 31, 2006, and, as of that date, the Company has an accumulated deficit of $72,140,000, negative working capital of $7,072,000 and no cash on hand. These factors, among others, as discussed in Note 2 to the financial statements, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Grant Thornton LLP

Denver, Colorado
April 16, 2007, except Note 12, as to which
the date is August 6, 2007

SAN Holdings, Inc.
Consolidated Balance Sheets
(In thousands, except share data)

	December 31,
	2006	2005
ASSETS

Current assets
Cash and cash equivalents	$—	$6
Accounts receivable, net of allowance for doubtful accounts of $143 and $168, respectively	15,384	11,832
Inventories, net of valuation allowance of $6 and $29, respectively	234	176
Deferred maintenance contracts	1,865	2,060
Prepaid expenses and other current assets	644	676
Assets of discontinued operations (Note 12)	2,818	2,396
Total current assets	20,945	17,146

Property and equipment, net	352	470
Goodwill	—	21,519
Intangible assets, net	651	1,719
Other assets	207	363
Total long-term assets	1,210	24,071

TOTAL ASSETS	$22,155	$41,217

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Line of credit - Wells Fargo Bank, National Association	$6,203	$7,292
Line of credit - Sun Solunet, LLC - related party	—	13,109
Line of credit - Harris N.A.	1,500	—
Accounts payable	12,191	8,610
Accrued expenses	2,438	2,560
Deferred revenue	2,867	2,805
Total current liabilities	25,199	34,376

Long-term debt - Sun Solunet, LLC - related party	5,680	—
Long-term notes payable - related parties	762	—
Long-term notes payable - outside investors	372	—
Total liabilities	32,013	34,376

Commitments and contingencies (Note 8)

Stockholders’ equity (deficit)
Preferred stock; no par value; 10,000,000 shares authorized; Series A, 3% cumulative convertible preferred stock, 400 shares designated and 277.6 and -0- shares issued and outstanding, respectively, (liquidation preference of $13,055) (Note 4)	9,078	—
Common stock; no par value, 400,000,000 shares authorized, 3,832,534 shares issued and outstanding	32,917	32,577
Warrants and stock options	20,287	8,568
Accumulated deficit	(72,140)	(34,304)
Total stockholders’ equity (deficit)	(9,858)	6,841

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$22,155	$41,217

The accompanying notes are an integral part of the consolidated financial statements.

SAN Holdings, Inc.
Consolidated Statements of Operations
(In thousands, except share and per share data)

	Years Ended December 31,
	2006	2005	2004

Revenue
Product sales and vendor supplied services	$43,734	$43,338	$53,970
Consulting and engineering services	5,397	4,771	3,272
Maintenance services and maintenance contract fees	6,508	8,892	7,763
Total revenue	55,639	57,001	65,005

Cost of revenue
Product sales and vendor supplied services	35,404	34,371	44,369
Consulting and engineering services	3,242	2,993	1,922
Maintenance services and maintenance contract fees	4,240	6,198	5,326
Total cost of revenue	42,886	43,562	51,617

Gross profit	12,753	13,439	13,388

Operating expenses
Selling, engineering, general and administrative	14,293	13,678	13,636
Charge for goodwill impairment	21,519	9,200	—
Charge for impairment of intangible asset	800	—	—
Severance and closed office expense	—	—	1,226
Depreciation and amortization of intangibles	650	839	1,110
Total operating expenses	37,262	23,717	15,972

Operating loss from continuing operations	(24,509)	(10,278)	(2,584)

Other income (expense)
Interest expense
Sun Solunet, LLC - related party	(732)	(259)	(150)
Bank and other	(742)	(1,351)	(1,071)
Total interest expense	(1,474)	(1,610)	(1,221)

Charge for warrants issued to related party for debt guaranty	—	(2,877)	(2,469)

Benefit (charge) for change in estimated fair value of derivative financial instruments - Warrants (Note 4)
- related parties	(1,191)	—	—
- outside investors	817	—	—

Charge for fair value of Warrants in excess of net cash proceeds (Note 4)	(924)	—	—

Charge due to the agreement to reprice Warrants (Note 4)
- related parties	(1,489)	—	—
- outside investors	(825)	—	—

The accompanying notes are an integral part of the consolidated financial statements.

SAN Holdings, Inc.
Consolidated Statements of Operations
(In thousands, except share and per share data)

	Years Ended December 31,
	2006	2005	2004

Liquidated damages payable under registration rights agreement (Note 4)
- related parties	(751)	—	—
- outside investors	(366)	—	—

Other income (expense)	(110)	1	121

Loss from continuing operations before income taxes	(30,822)	(14,764)	(6,153)

Income tax (expense) benefit	(45)	(34)	328

Loss from continuing operations	(30,867)	(14,798)	(5,825)

Loss from discontinued operations (Note 12):	(2,090)	(1,005)	(925)

Net loss	$(32,957)	$(15,803)	$(6,750)

Deemed dividend related to beneficial conversion feature of convertible Series A Preferred Stock (Note 4)	(4,539)	—	—

Common stock dividends accrued for holders of convertible Series A Preferred Stock (Note 4)	(340)	—	—

Net loss available to common shareholders	$(37,836)	$(15,803)	$(6,750)

Basic and diluted loss from continuing operations	$(7.69)	$(3.41)	$(1.69)

Basic and diluted loss from discontinued operations	$(0.45)	$(0.23)	$(0.27)

Basic and diluted net loss per share	$(8.14)	$(3.64)	$(1.96)

Weighted average shares outstanding - basic and diluted	4,647,109	4,337,924	3,450,276

The accompanying notes are an integral part of the consolidated financial statements.

SAN Holdings, Inc.
Consolidated Statements of Stockholders’ Equity (Deficit)
(In thousands, except share data)

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Warrants and	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	options	Deficit	(Deficit)

Balances, January 1, 2004	—	$—	748.07306	$12,718	2,336,387	$19,859	$3,222	$(11,751)	$24,048

Conversion of Series B preferred stock to common stock			(748.07306)	(12,718)	1,496,147	12,718			—
Charge for warrant issued to related party for debt guaranty							2,469		2,469
Net loss for the year								(6,750)	(6,750)
Balances, December 31, 2004	—	—	—	—	3,832,534	32,577	5,691	(18,501)	19,767

Charge for warrants issued to related party for debt guaranty							2,877		2,877
Net loss for the year								(15,803)	(15,803)
Balances, December 31, 2005	—	—	—	—	3,832,534	32,577	8,568	(34,304)	6,841

Beneficial conversion feature of convertible Series A Preferred Stock								(4,539)	(4,539)
Reclassification of Series A Preferred Stock from temporary equity to permanent equity	277.6	9,078							9,078
Reclassification of Warrants from liabilities to permanent equity							9,030		9,030
Repricing of Warrants							2,314		2,314
Share-based compensation expense							375		375
Common stock dividends accrued for holders of convertible Series A Preferred Stock (Note 4)						340		(340)	—
Net loss for the year								(32,957)	(32,957)

Balances, December 31, 2006	277.6	$9,078	—	$—	3,832,534	$32,917	$20,287	$(72,140)	$(9,858)

The accompanying notes are an integral part of the consolidated financial statements.

SAN HOLDINGS, INC.
Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31,
	2006	2005	2004

Cash flows from operating activities:
Net loss	$(32,957)	$(15,803)	$(6,750)
Adjustments to reconcile net loss to net cash used in operating activities:
Charge for goodwill impairment	21,519	9,200	—
Charge for impairment of intangible asset	800	—	—
Depreciation and amortization	1,200	1,233	1,406
Write-off of capitalized software development costs	—	99	—
Loss on disposal of property and equipment	13	1	113
Share-based compensation	375	—	—
Charge for warrant issued to related party for debt guaranty	—	2,877	2,469
Charge for change in estimated fair value of derivative financial instruments - Warrants - related parties (Note 4)	1,191	—	—
Benefit for change in estimated fair value of derivative financial instruments - Warrants - outside investors (Note 4)	(817)	—	—
Charge for fair value of Warrants in excess of net cash proceeds (Note 4)	924	—	—
Charge due to agreement to reprice Warrants (Note 4)
- related parties	1,489	—	—
- outside investors	825	—	—
Charge for liquidated damages payable under registration rights agreement
- related parties	751	—	—
- outside investors	366	—	—

Changes in operating assets and liabilities:
Accounts receivable	(3,552)	1,265	2,115
Inventories	(58)	310	608
Deferred maintenance contracts	195	854	(285)
Prepaid expenses and other current assets	32	(164)	624
Other assets	138	6	(265)
Accounts payable	3,581	(3,843)	(692)
Accrued expenses	466	(91)	(150)
Deferred revenue	62	(1,137)	(80)
Net cash used in operating activities	(3,457)	(5,193)	(887)

Cash flows from investing activities:
Purchase of property and equipment, net	(333)	(318)	(372)
Capitalized software costs	(898)	(911)	(53)
Net cash used in investing activities	(1,231)	(1,229)	(425)

Cash flows from financing activities:
Issuance of convertible Series A Preferred Stock, net of issuance costs	4,271	—	—
Net borrowings (payments) on line of credit - Wells Fargo Bank National Association	(1,089)	533	(1,494)
Net borrowings on line of credit - Sun Solunet, LLC - related party	—	967	—
Net borrowings (payments) on line of credit - Harris N.A.	1,500	4,442	(500)
Net cash provided by (used in) financing activities	4,682	5,942	(1,994)

The accompanying notes are an integral part of the consolidated financial statements.

SAN HOLDINGS, INC.
Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31,
	2006	2005	2004

Net decrease in cash and cash equivalents	(6)	(480)	(3,306)

Cash and cash equivalents at beginning of year	6	486	3,792

Cash and cash equivalents at end of year	$—	$6	$486

Supplemental disclosure of other cash flow information:
Interest paid	$862	$1,578	$1,193
Taxes paid	45	34	—

Supplemental disclosure of non-cash investing and financing activities:

Conversion of Sun Solunet, LLC debt to convertible Series A Preferred Stock	$8,000	$—	$—
Allocation of proceeds from Series A Preferred Stock to Warrants issued to:
- related parties	4,465	—	—
- outside investors	4,191	—	—
Deemed dividend related to beneficial conversion feature of convertible Series A Preferred Stock (Note 4)	4,539	—	—
Common stock dividends accrued for holders of convertible Series A Preferred Stock (Note 4)	340	—	—

Transfer of inventory to property and equipment	—	20	352

Assignment of Harris N.A. line of credit to Sun Solunet, LLC	—	12,142	—

The accompanying notes are an integral part of the consolidated financial statements.

SAN Holdings, Inc.
Notes to Consolidated Financial Statements

NOTE 1 - BASIS OF PRESENTATION

SAN Holdings, Inc. (“SANZ,” the “Company,” or “we”), a Colorado corporation, was formed on July 1, 1983. SANZ includes the accounts of its wholly-owned subsidiary, SANZ Inc. (formerly known as Storage Area Networks, Inc.) and the wholly-owned subsidiary of SANZ Inc., Solunet Storage, Inc. (“Solunet Storage”). The Company operates as two business segments: (1) a data storage systems integrator and (2) a data management software and services provider.

Effective April 1, 2003, SANZ completed a business combination with Solunet Storage Holding Corp. (“Solunet Storage Holding”), which was majority-owned by Sun Solunet, LLC (“Sun Solunet”), an affiliate of a private equity fund. Upon the completion of the business combination, Sun Solunet became the majority stockholder of SANZ. The business combination was accounted for as a reverse acquisition, with Solunet Storage Holding treated as the acquirer for accounting purposes. As a result, for all periods prior to April 1, 2003, the financial statements of Solunet Storage Holding were adopted as SANZ’ historical financial statements. In March 2005, Solunet Storage Holding was merged into Solunet Storage, with Solunet Storage being the surviving entity.

Discontinued Operations

On August 6, 2007, the Company sold certain tangible and intangible assets relating to and comprising the EarthWhere division of the Company to SPADAC, all pursuant to the Purchase Agreement. The transaction was previously approved by the board of directors of the Company and SPADAC. The Company has recast its consolidated financial statements as of December 31, 2006 and 2005 and for each of the three years ended December 31, 2006, December 31, 2005 and December 31, 2004 to reflect the assets and results of operations of the EarthWhere division as discontinued operations, as described more fully in Note 12.

Reverse Stock Split

On June 29, 2007 (the “Effective Date”) the Company effected a reverse stock split of its common stock, no par value per share (the “Common Stock”), whereby each twenty-five (25) shares of Common Stock, issued and outstanding, immediately prior to the Effective Date was reclassified and changed into one (1) fully-paid and nonassessable share of Common Stock (the “Reverse Split”). No fractional shares were issued under the Reverse Split, and each fractional share that would have been issued as a result of the Reverse Split was rounded up to the nearest whole share.

The Reverse Split was approved by the Board of Directors of the Company on May 17, 2006, and by a majority of the Company’s shareholders at the Company’s annual meeting of shareholders held on July 28, 2006. The Reverse Split did not alter the par value of the Common Stock, or modify any voting rights or other terms of the Common Stock and did not require an amendment to the Company’s Articles of Incorporation under Colorado law. All historical share amounts, common stock prices and common stock price per share data contained in this report have been restated to reflect the Reverse Split.

NOTE 2 - FINANCIAL CONDITION

The accompanying consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (“US GAAP”) and contemplate our continuation as a going concern, and do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary if we were unable to continue as a going concern.. However, we have incurred substantial losses from operations since inception and have incurred a net loss of $33.0 million for the year ended December 31, 2006, which included non-cash charges of $22.3 million for goodwill and intangible asset impairments related to our Storage Solutions division. In addition, as of December 31, 2006, we have negative working capital (current liabilities in excess of current assets) of $7.1 million, an accumulated deficit of $72.1 million and a stockholders’ deficit of $9.9 million. Accordingly, the recoverability of a major portion of the recorded asset amounts as of December 31, 2006 is dependent on our continuing operations, which in turn is dependent on our ability to maintain our current financing arrangements and our ability to become profitable in our future operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

We continue to attempt to improve our liquidity through improving our operating results and exploring debt and equity capital opportunities. Key operating performance improvement levers continue to include sustaining or moderately increasing existing revenue levels, achieving higher revenue gross margins from increased services revenue, and maintaining operating expenses as a percentage of gross profit at the same or lower percentage. Assuming continuation of our current credit facilities with Wells Fargo Bank, National Association (“Wells Fargo”) and Harris N.A. (“Harris”), current business trends and supplier relations, we believe that our liquidity sources are adequate to fund our operations for at least the next twelve months, assuming that we operate at current gross profit levels and that Sun Capital Partners II, LP (“Sun Capital II”), an affiliate of our majority shareholder, Sun Solunet, continues to provide us with liquidity as they have done historically. However, there can be no assurance that we will operate at sufficient gross profit levels or that Sun Capital II will continue to provide us with liquidity, in which case it would be necessary to further cut costs, raise additional debt or equity capital, or sell assets.

As of December 31, 2006, the Company had $5.0 million of undrawn availability on its borrowing facility with Wells Fargo and as of March 31, 2007, the Company had $2.1 million drawn and $2.2 million of undrawn availability on this facility. Our ability to borrow under the Wells Fargo facility is subject to maintaining our accounts receivable balance at current levels, as well as complying with the financial covenants we have made to the lender. If we are unable to comply with our financial covenants to Wells Fargo, the facility could cease to be available to us. On April 2, 2007, the Company and Wells Fargo executed an amendment to the current facility, which extended its duration through May 2010. On April 13, 2007, we obtained a waiver of default from Wells Fargo waiving the event of default that would have resulted under the facility as a result of the “going concern” qualification on our independent registered public accounting firm’s report on our financial statements for the fiscal year ended December 31, 2006.

At December 31, 2006, the Company also held a $5.0 million three-year term loan (“Sun Term Loan”) with its majority shareholder, Sun Solunet, that is payable in full in March 2009.

At December 31, 2006, the Company had $1.5 million of borrowings outstanding on a $1.5 million revolving credit facility (the “Harris 2006 Facility”) with Harris. Borrowings under the Harris 2006 Facility bear interest at prime and are payable upon demand by Harris. The purpose of obtaining this facility was to provide additional working capital to the Company and its subsidiaries. On March 13 and March 23, 2007 the Company increased its borrowing availability with Harris through amendments to the Harris 2006 Facility in the amounts of $1.5 million and $1.5 million, respectively.

See further discussion of these borrowing arrangements in Note 6.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash equivalents are short-term highly liquid investments that are both readily convertible to cash and have original maturities of three months or less at the date of purchase.

Accounts Receivable and Concentration of Credit Risk

The Company is subject to credit risk from accounts receivable with its customers. The Company’s accounts receivable are due from both governmental and commercial entities. Credit is extended based on evaluation of the customers’ financial condition and, generally, collateral is not required. Accounts receivable are generally due within 30 to 60 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due.

The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company and economic and industry conditions. The Company writes off accounts receivable when they become uncollectible. Credit losses have consistently been within management’s expectations. The following table summarizes information related to our allowance for doubtful accounts (in thousands):

	2006	2005	2004
Balance at beginning of year	$(168)	$(140)	$(336)
Bad debt (expense) credit	(23)	52	82
Write-offs (recoveries)	48	(80)	114
Balance at end of year	$(143)	$(168)	$(140)

Inventories

Inventories are comprised of hardware and software supplied by original equipment manufacturers and are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. The following table summarizes information related to our inventory reserves (in thousands):

	2006	2005	2004
Balance at beginning of year	$(29)	$(137)	$(707)
Inventory write-downs	—	(89)	(68)
Inventory write-offs	23	197	638
Balance at end of year	$(6)	$(29)	$(137)

Deferred Maintenance Contracts

Consistent with the Company’s revenue recognition policy for resale of certain maintenance agreements acquired from hardware and software vendors where the Company performs a portion of the maintenance services, the Company defers the costs of maintenance contracts at the inception of the maintenance period. All such costs are amortized on a straight-line basis over the contractual terms of the maintenance agreements. See further discussion in Note 3 - Revenue Recognition.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective depreciable assets, which range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the asset or the life of the lease. Maintenance and repairs are expensed as incurred and improvements are capitalized.

As a result of the sale of its EarthWhere division on August 6, 2007 (see discussion in Notes 1 and 12), the Company determined that the property and equipment associated with the EarthWhere division should be reported under the caption “Assets from discontinued operations” on its consolidated balance sheet as of June 30, 2007. For December 31, 2006 and 2007, these assets are also reported under the same caption on the consolidated balance sheet.

Property and equipment consist of the following:

(In thousands)	December 31
	2006	2005
Computer equipment and software	$1,277	$1,140
Office equipment and furniture	141	95
Leasehold improvements	75	24

Less: accumulated depreciation	(1,141)	(789)
	$352	$470

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $377,000, $442,000, and $573,000, respectively. Depreciation expense associated for the EarthWhere division for the aforementioned years has been included under the caption “Loss from discontinued operations” in the consolidated statements of operations. See Note 12 for further discussion.

Software Development Costs

The Company expenses the costs of developing computer software to be sold, leased or otherwise marketed until technological feasibility is established and capitalizes all costs incurred from that time until the software is available for general customer release or ready for its intended use, at which time amortization of the capitalized costs begins. Technological feasibility for the Company's computer software products is based upon the earlier of the achievement of: (a) a detailed program design free of high-risk development issues; or (b) completion of a working model. Costs of major enhancements to existing products are capitalized while routine maintenance of existing products is charged to expense as incurred. The ongoing assessment of the recoverability of capitalized computer software development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenue, estimated economic life and changes in software and hardware technology. The Company also contracts with third parties to develop or test software that will be sold to customers and generally capitalizes these third-party costs.

For the years ended December 31, 2006, 2005, and 2004, the Company capitalized software development costs of $898,000, $911,000 and $53,000, respectively. Additionally, the Company expensed research and development costs (“R&D”) related thereto of $62,000, $219,000 and $536,000 for the aforementioned years, respectively. All software development capitalized costs and expensed R&D for these years pertained to the Company’s EarthWhere division, which was sold on August 6, 2007. Capitalized software, net of accumulated amortization has been included under the caption “Assets from discontinued operations” on the consolidated balance sheets as of December 31, 2006 and 2005. Expensed R&D has been included under the caption “Loss from discontinued operations” in the consolidated statements of operations for the years ended December 31, 2006, 2005 and 2004. See further discussion in Note 12. Capitalized software costs are amortized on a product-by-product basis over their expected useful life, which is generally three years. The annual amortization related to software to be sold is the greater of the amount computed using (a) the ratio that current gross revenue for a product compares to the total of current and anticipated future gross revenue for that product or (b) the straight-line method over the remaining estimated economic life of the product. Amortization expense related to capitalized software costs totaled $376,000, $134,000 and $100,000, for the years ended December 31, 2006, 2005 and 2004, respectively., and has been included under the caption “Loss from discontinued operations” in the consolidated statements of operations for all years presented

(In thousands)	December 31
	2006		2005
Capitalized software costs	$1,862		$964

Less: accumulated amortization	(468)		(92)
	$1,394	(a)	$872	(a)

(a) Included in the caption “Assets from discontinued operations” in the consolidated balance sheets for these years.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable tangible and intangible net assets relating to business acquisitions. The Company accounts for goodwill and intangible assets in accordance with Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires that goodwill be tested for impairment at least annually.

The Company reviews the carrying value of goodwill annually and uses the last date of its fiscal year (December 31) as the measurement date. Under certain circumstances, SFAS 142 requires an assessment of goodwill impairment more frequently. The performance of the impairment test involves a two-step process. The first step (“Step I test”) of the impairment test involves comparing the fair value of the Company’s reporting unit with the reporting unit’s carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step (“Step II test”) is performed to determine the amount of the impairment loss. The impairment loss is determined by comparing the implied fair value of our goodwill with the carrying amount of that goodwill. We believe that our estimates of fair value are reasonable. Changes in estimates of such fair value, however, could affect the calculation.

In 2005, the Company began segment reporting, and, at that time, determined that, as defined under SFAS 142, it had two reporting units - Storage Solutions and EarthWhere. Accordingly, we allocated our recorded goodwill to both of these reporting units based on the percentage of gross profit generated by each reporting unit for the year ended December 31, 2004, the most recent year prior to our commencement of segment reporting. We believed that this was the most appropriate financial measure for allocation purposes based on the different stages of the reporting units’ businesses. This resulted in approximately 4% or $1.3 million of the total goodwill asset allocated to our EarthWhere division. As a result of the sale of its EarthWhere division on August 6, 2007, the Company determined that the goodwill associated with the EarthWhere division was impaired, and recorded an impairment charge for the full amount of this goodwill in the second quarter of 2007. For December 31, 2006 and 2005, the goodwill associated with EarthWhere has been included under the caption “Assets from discontinued operations” in the consolidated balance sheets. See further discussion in Note 12.

As of December 31, 2006 and 2005, the Company reviewed goodwill associated with both of its reporting units for impairment, and, as part of its assessment, engaged an independent valuation firm (“independent firm”). The independent firm performed its valuation using primarily discounted cash flow and comparable public company analyses. For both 2006 and 2005, the result of the Step I test for our Storage Solutions reporting unit was that the carrying amount of this reporting unit exceeded its fair value. Because of the impairment determined under the Step I test, we were required to complete the Step II test, which involved a valuation of this reporting unit’s assets and liabilities, including intangibles. Based on the Step II analysis, as of December 31, 2006 and 2005, we recorded impairment charges for goodwill related to our Storage Solutions reporting unit in the amount of $21.5 million and $9.2 million, respectively. For 2006, based on the independent firm’s valuation as well as management’s assessment of the current operating performance of the Storage Solutions reporting unit, the Company concluded that the entire Storage Solutions reporting unit’s goodwill asset was fully impaired, and wrote off the remaining balance in 2006.

The Company does not expect that any of its recorded goodwill will be deductible for federal income tax purposes. The change in the Company’s goodwill assets for 2005 and 2006 was as follows:

(In thousands)	Solutions
January 1, 2005	$30,719

Impairment charge	(9,200)

December 31, 2005	21,519

Impairment charge	(21,519)
December 31, 2006	$—

Intangible Assets

Intangible assets include trade names, customer lists and software technologies, which were initially valued by independent appraisers and recorded as part of business acquisitions. The Company has identified all intangible assets with definite lives and subject to amortization as in the tables below.

As a result of the impairment of goodwill, the Company first reviewed intangible assets in accordance with SFAS No. 144. This evaluation resulted in the determination that the undiscounted cash flows associated with the trade names would not be sufficient to recover the carrying amounts at December 31, 2006. As a result, the Company recorded a charge in the amount of $800,000 for the impairment of the SANZ commercial trade name. This asset was carried on the Company’s Storage Solutions reporting unit. As a result of the sale of its EarthWhere division on August 6, 2007, the Company determined that the intangible assets associated with the EarthWhere division were impaired, and recorded an impairment charge for the full amount of these assets in the second quarter of 2007. For December 31, 2006 and 2005, the intangible assets associated with EarthWhere have been included under the caption “Assets from discontinued operations” in the consolidated balance sheets. See further discussion in Note 12.

Gross intangible assets (In thousands)	Trade names	Customer Lists	Total
December 31, 2004	$2,799	$893	$3,692
Additions	—	—	—

December 31, 2005	2,799	893	3,692
Additions	—	—	—
Write-off of fully amortized assets	(499)	(802)	(1,301)
Impairment charge	(800)	—	(800)
December 31, 2006	$1,500	$91	$1,591

(In thousands)	December 31, 2006
Asset (Estimated Life)	Intangible Assets, Gross	Accumulated Amortization	Intangible Assets, Net
Trade names (2.5 to 10 years)	$1,500	$(863)	$637
Customer lists (3 to 5 years)	91	(77)	14

	$1,591	$(940)	$651

(In thousands)	December 31, 2005
Asset (Estimated Life)	Intangible Assets, Gross	Accumulated Amortization	Intangible Assets, Net
Trade names (2.5 to 10 years)	$2,799	$(1,132)	$1,667
Customer lists (3 to 5 years)	893	(841)	52

	$3,692	$(1,973)	$1,719

Amortization expense for intangible assets subject to amortization for the years ended December 31, 2006, 2005, and 2004 was $273,000, $398,000 and $548,000, respectively. Estimated aggregate amortization expense for intangible assets subject to amortization for each of the five succeeding fiscal years is as follows:

(In thousands)
2007	$116
2008	102
2009	102
2010	102
2011	102
Thereafter	127
$651

Long-Lived Assets

The Company evaluates the carrying value of long-lived assets, including identifiable intangible assets with a finite useful life, whenever events or changes in circumstances indicate the carrying amount may not be fully recoverable. If that analysis indicates that an impairment has occurred, the Company measures the impairment based on a comparison of discounted cash flows or fair values, whichever is more readily determinable, to the carrying value of the related asset.

Fair Value of Financial Instruments and Derivative Financial Instruments

The Company’s financial instruments consist principally of accounts receivable, accounts payable and debt borrowings. We believe that all of its current financial instruments’ carrying values approximate fair value because of their short-term nature. Additionally, the carrying value of the Sun Term Loan is deemed to approximate fair value because of its variable interest rate.

During 2006, the accounting for and valuation of preferred stock, warrants, derivative financial instruments and other potential derivatives, which relate to the issuance of the Company’s Series A Preferred Stock and Warrants (as defined in Note 4 below) issued in the Private Placement (as defined in Note 4 below), became an additional significant accounting policy for the Company. As further described in Note 4, the Company evaluates its equity instruments as potential derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities,” Emerging Issues Task Force (“EITF”) No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” EITF 05-4, “The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19,” EITF Topic D-98, “Classification and Measurement of Redeemable Securities,” EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” and the SEC Staff comments in its “Current Accounting and Disclosure Issues,” dated December 1, 2005.

Revenue Recognition

The Company recognizes revenue from the design, installation and support of data storage solutions, which may include hardware, software and services. The Company’s revenue recognition policies are based on the guidance in Staff Accounting Bulletin No. 104, “Revenue Recognition,” (“SAB 104”) in conjunction with Emerging Issues Task Force (“EITF”) Issue Number 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), the American Institute of Certified Public Accountants’(“AICPA”) Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions,” EITF 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software,” and EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.”

The Company recognizes revenue when:

•	persuasive evidence of an arrangement exists,
•	delivery has occurred or services have been rendered,
•	the sales price is fixed or determinable, and
•	collectibility of the resulting accounts receivable is reasonably assured.

As discussed in Note 11, prior to the sale of Earthwhere in August 2007, the Company’s revenue was derived from two segments—Storage Solutions and EarthWhere—and from four sources:

(1)	the resale of computer hardware, software and related vendor supplied services;
(2)	the sale of the Company’s proprietary software product, EarthWhere;
(3)	professional services, including installation, assessment, and on-site consulting; and
(4)	the sale of maintenance and technical support agreements on data storage devices and software.

Storage Solutions Product Sales (Hardware/Software)

Revenue from the resale of data storage systems is recognized upon either (i) the shipment of goods for freight-on-board (“FOB”) origin shipments or (ii) the delivery of goods to the customer for FOB destination shipments, provided that no significant uncertainties regarding customer acceptance exist, and depending on the terms of the contract and applicable commercial law.

Our Storage Solutions arrangements may include multiple elements, including the resale of third-party computer hardware, software, maintenance support, and professional services (e.g., assessment, training and installation). Arrangements generally fall into one of the following scenarios:

(a)
The software and maintenance elements are more than incidental to the product as a whole, and essential to the functionality of the hardware. In this type of an arrangement, and in accordance with EITF 03-5, the hardware is considered software-related, and we account for the entire arrangement - hardware, software and related maintenance support - in accordance with SOP 97-2. Since these arrangements involve the resale of third-party elements, we have published price lists from our vendors for these products and services, and accordingly, we establish vendor specific objective evidence (“VSOE”) of fair value for these elements from these price lists.

(b)	The software and maintenance are incidental to the product as a whole.

(c)
The resale of hardware contains no software. Multiple elements in these arrangements may include the sale of professional services (i.e., installation) and maintenance contracts on the hardware elements.

In accordance with EITF 03-5, when the hardware is a non-software element and any software or software-related elements are not more than incidental to the product as a whole as described in clauses (b) and (c) above, the arrangements do not fall under the scope of SOP 97-2, and are accounted for in accordance with SAB 104 and EITF 00-21.

For arrangements that include the resale and installation of third-party data storage systems (i.e., stand-alone hardware or hardware with incidental software and maintenance, as described in clauses (b) and (c) above) denominated as a single, lump-sum price, we allocate the aggregate transaction revenue among the multiple elements based on their relative fair values in accordance with EITF 00-21. We determine relative fair value for each revenue element based on published price lists from our vendors for these products and/or services.

When some elements are delivered prior to others in a multiple element arrangement, revenue for the delivered elements is separately recognized, provided all of the following criteria are met:

•	the delivered item has value to the customer on a stand-alone basis,
•	there is objective and reliable evidence of the fair value of the undelivered item(s), and
•	delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Undelivered revenue elements typically include installation, training, and other professional services.

The amount of revenue allocated to delivered items is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. For undelivered services revenue, we use a residual method of allocating revenue, and defer revenue for the estimated fair value of the undelivered services. The Company estimates the fair value of the undelivered services based on separate service offerings with customers. For undelivered elements other than services, we allocate revenue to the separate elements based on their relative fair values.

EarthWhere License Fees

The Company recognizes revenue on EarthWhere license fees in accordance with SOP 97-2, as amended by SOP 98-9.

For EarthWhere license agreements that do not require significant modifications or customization of the software, the Company recognizes software license revenue when persuasive evidence of an agreement exists, delivery of the product has occurred, the license fee is fixed or determinable and collection is probable. Consulting and maintenance services are billed separately from the license. Acceptance provisions included in a software license agreement generally grant customers a right of refund or replacement only if the licensed software does not perform in accordance with its published specifications. Based on the Company’s history, the likelihood of non-acceptance in these situations is remote, and the Company recognizes revenue when all other criteria of revenue recognition are met. If the likelihood of non-acceptance is determined to be other than remote, revenue is recognized upon the earlier of receipt of written acceptance or when the acceptance period has lapsed.

The company’s software license agreements may include multiple products and services, including maintenance, and we determine the fair value of and recognize revenue from the various elements of the arrangements in accordance with SOP 97-2 and 98-9. We establish VSOE of fair value for our EarthWhere software licenses through our price list which is published with the General Services Administration (“GSA Price List”) for sale to Federal government customers. Typically, we sell our EarthWhere licenses along with a maintenance agreement; however, if we sell a license separately, without maintenance, it is sold at the same price according to the GSA Price List. In cases where we can establish VSOE only for the undelivered elements in an arrangement (i.e., maintenance), we apply the residual method to recognize revenue for the delivered elements in accordance with SOP 98-9.

Professional Services

Revenue from professional services, excluding maintenance services, and which include installation, assessment, training and resident services, is recognized as the related services are completed.

Maintenance Services

The Company provides “first call” technical support for certain third-party hardware and software products that we sell. Additionally, on our EarthWhere product, we provided maintenance services and post-contract customer support along with unspecified upgrades and enhancements. Revenue from maintenance contracts is recognized on a straight-line basis over the contractual term of the contracts. Likewise, we defer the costs of third-party maintenance contracts and amortize them on a straight-line basis over their contractual terms.

Maintenance Contract fees

For third-party products for which we do not perform first call maintenance, we often resell the vendor’s maintenance contract for a fee. On these arrangements, we recognize revenue at the inception of the contract, net of the cost of the contract in accordance with EITF 99-19.

Shipping and Handling Costs

Shipping and handling costs are included in cost of revenue.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $293,000, $266,000 and $607,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Reimbursements of advertising expense from product vendors are treated as reductions to advertising expense.

Use of Estimates

The Company has prepared these consolidated financial statements in conformity with US GAAP, which require the use of management’s estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company periodically evaluates estimates and assumptions related to revenue recognition, allowances for credit losses on accounts receivable, allowances for impairment in the value of inventory, the useful lives of intangible assets and software development costs and related impairment tests, and litigation and other loss contingencies. Some of these estimates, judgments and assumptions relate to expected outcomes or uncertainties of specified events. Others relate to the anticipated dollar amounts arising out of events that are reasonably certain to occur. Accordingly, actual results could differ from those estimates.

Loss Per Share

Basic earnings (loss) per share is based on the weighted average number of common shares outstanding. In addition to common shares outstanding and common stock dividends declared on July 31, 2006, and in accordance with Statement of Financial Accounting Standard No. 128, “Earnings per Share” (“SFAS 128”), any shares issuable for little or no cash consideration are considered outstanding shares and included in the calculation of weighted average number of common shares. Accordingly, for 2006, 2005 and 2004, the weighted average number of common shares outstanding included 803,000, 505,000 and 39,000 shares, respectively, issuable under outstanding debt guaranty warrants that were immediately exercisable at $0.025 per share, and held by our majority shareholder, Sun Solunet.

Diluted earnings (loss) per share is computed using the weighted average number of common shares outstanding plus the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares. Convertible Series A Preferred Stock, warrants and options outstanding to purchase an aggregate of 8.1 million, 1.1 million and 1.3 million shares of common stock have been excluded from the diluted share calculations for 2006, 2005 and 2004, respectively, as they were antidilutive as a result of the net losses incurred for those periods. Accordingly, basic shares equal diluted shares for all periods presented.

Share-Based Compensation

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 123 (revised) (“SFAS 123R”), “Share-Based Payment,” which provides guidance on share-based payment transactions and requires fair value accounting for all share-based compensation. SFAS 123R requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period.

On January 1, 2006, the Company adopted the provisions of SFAS 123R using the modified prospective method, which requires that compensation expense be recorded for all unvested stock options and restricted stock over the remaining award service period. See further discussion and disclosures in Note 5.

Recent Accounting Pronouncements

In February 2006, the FASB issued Statement of Financial Accounting Standard No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and 140,” to simplify and make more consistent the accounting for certain financial instruments. Specifically, SFAS 155 amends SFAS 133 to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. Prior to fair value measurement, however, interests in securitized financial assets must be evaluated to identify interests containing embedded derivatives requiring bifurcation. The amendments to SFAS 133 also clarify that interest-only and principal-only strips are not subject to the requirements of SFAS 133, and that concentrations of credit risk in the form of subordination are not embedded derivatives. Finally, SFAS 155 amends Statement of Financial Accounting Standards No. 140, “Accounting for the Impairment or Disposal of Long-lived Assets,” to allow a qualifying special-purpose entity (SPE) to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this accounting pronouncement did not have a material impact on our consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, ‘Accounting for Income Taxes’” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation gives guidance regarding the recognition of a tax position based on a “more likely than not” recognition threshold; that is, evaluating whether the position is more likely than not of being sustained upon examination by the appropriate taxing authorities, based on the technical merits of the position. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We believe that the adoption of this pronouncement will not have a material impact on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views regarding the process of quantifying materiality of financial statement misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006, with early application for the first interim period ending after November 15, 2006. The adoption of this accounting pronouncement did not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157 (“SFAS 157”), “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Company will be required to adopt SFAS 157 effective for the fiscal year beginning January 1, 2008. Management is currently evaluating the potential impact of adopting SFAS 157 on the Company’s financial statements.

In June 2006, the FASB ratified EITF Issue No. 06-3 “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)” (“EITF 06-3”). The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing activity between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. EITF 06-3 also concluded that the presentation of taxes within its scope on either a gross (included in revenues and costs) or net (excluded from revenues) basis is an accounting policy decision subject to appropriate disclosure. The Company currently presents all taxes on a net basis and has elected not to change its presentation method. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006, with earlier application permitted.

The Company has considered all other recently issued accounting pronouncements and does not believe that the adoption of such pronouncements will have a material impact on its consolidated financial statements.

NOTE 4 - PRIVATE PLACEMENT

On March 2, 2006, April 18, 2006 and May 4, 2006 (the “Closing Dates”), the Company completed three closings of a private placement transaction exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”) pursuant to Section 4(2) of the 1933 Act and Regulation D promulgated thereunder (the “Private Placement”), dated and effective as of February 28, 2006, April 18, 2006 and May 4, 2006, respectively, with third-party investors, Company executive management (collectively, the “Purchasers”) and Sun Solunet, its majority shareholder. In consideration for net proceeds of approximately $12.3 million, comprised of $4.3 million of cash, net of placement agent and legal fees of approximately $784,000, and the conversion of $8.0 million of $14.0 million in debt owed by the Company under its credit facility with Sun Solunet (the “Sun Loan”), as assignee of Harris, the Company issued a total of 277.6 units (“Units”), each Unit consisting of:

(a)
one share of the Company’s newly designated convertible series A preferred stock, no par value per share (“Series A Preferred Stock”) initially convertible into 13,334 shares of the Company’s common stock;

(b)	a warrant to purchase 6,667 shares of common stock exercisable for five years from the Closing Date at an initial exercise price of $7.50 per share (the “A Warrants”);

(c)
a warrant to purchase 6,667 shares of common stock exercisable for five years from the Closing Date at an initial exercise price of $12.50 per share (the “B Warrants”) (together with the warrants described in clause (b) above, the “Warrants”).

The Company used the cash proceeds from the Private Placement for general working capital needs and funding its net loss for 2006.

In connection with the Units issued by the Company on the Closing Dates in the Private Placement, and as part of the consideration paid by the Company to the placement agent, the Company issued to the placement agent a warrant to purchase approximately 67,400 shares of its common stock at an exercise price of $3.75 per share, on substantially the same terms as the Warrants.

Also on March 2, 2006, the Company paid down approximately $1.0 million of the outstanding debt owed under the Sun Loan, resulting in total outstanding debt owed by the Company under the Sun Loan of $5.0 million plus accrued interest of $296,000 from November 23, 2005, the inception of the Sun Loan. As a result thereof, on March 2, 2006, the Company and Sun Capital II, an affiliate of Sun Solunet, entered into a termination letter (the “Credit Support Termination Agreement”) to the letter agreement, dated as of March 31, 2003, as amended on November 23, 2005, by and between Sun Capital II and the Company, acknowledged and agreed to by Sun Solunet (the “Credit Support Agreement”). The Credit Support Termination Agreement included the following provisions, among others:

(a)
The Company and Sun Solunet agreed to decrease the Company’s borrowing availability under the Sun Loan from $14.0 million to $5.0 million and to modify the Sun Loan from a revolving line of credit to a three-year term loan without a demand note stipulation (the “Sun Term Loan”), which will be due in March 2009.

(b)	The parties agreed that Sun Solunet and Sun Capital II have no additional lending obligation to the Company.

(c)	The parties terminated the Credit Support Agreement and the obligations of all parties, including the requirement of the Company to issue additional debt guaranty warrants to Sun Solunet.

On April 19, 2006, the Company and Sun Solunet executed an amendment to the Sun Loan agreement, which formalized the agreement with respect to the Sun Loan that had been previously made in the Credit Support Termination Agreement on March 2, 2006.

Pursuant to the Private Placement, Sun Solunet agreed in a letter to third-party investors to the following:

•
To cause each of the directors of the Company who is employed by or who is an officer of Sun Solunet (the “Sun Directors”) to, as soon as reasonably practicable after the Company files its Annual Report on Form 10-K for the fiscal year ended December 31, 2005, take steps reasonably necessary to call a shareholder meeting to vote on the measures described below;

•
To vote all of its shares of the Company’s common stock, no par value, entitled to vote at the shareholder meeting in favor of a reverse stock split of the Company’s common stock on whatever basis is determined by the board of directors of the Company and an increase in the Company’s authorized capital in an amount determined by the board of directors, to increase the authorized capital of the Company in an amount sufficient to provide for the issuance of all of the shares of the Company’s common stock that is issuable upon exercise of the Warrants and conversion of the Series A Preferred Stock;

•
To cause the Sun Directors to take steps reasonably necessary to cause certain governance changes to the Company, including but not limited to (i) reducing the size of the board of directors of the Company to a number equal to or less than 9 directors; (ii) increasing the size of the Audit Committee to include at least three members that must all be independent (but permitting an additional member that is not independent); (iii) to require that future decisions relating to the compensation of the executive officers of the Company be recommended to the board of directors for determination by either a majority of the independent directors of the Company, or a compensation committee comprised solely of independent directors.

Sun Solunet’s obligations under the letter terminate on the earliest to occur of (a) a written agreement of at least 66% of Purchasers other than Sun Solunet, (b) the five year anniversary of the letter, (c) the date on which the Purchasers other than Sun Solunet collectively own less than 25% of the securities they purchased on the Closing Date and (d) the date on which the Sun Directors no longer constitute a majority of the directors of the Company.

At our annual meeting of shareholders held on July 28, 2006 (the “Annual Meeting”) our shareholders voted and approved the following proposals:

•
An increase in the authorized capital of the Company from 200,000,000 to 400,000,000 shares. An amendment to our Articles of Incorporation implementing this increase was filed and became effective on July 31, 2006.

•	A reverse stock split of the outstanding common stock within the range of 1 for 10 shares and 1 for 25 shares, to be determined by the board of directors.

Preferred Stock

Also in connection with the Private Placement, the Company designated 400 shares of previously undesignated authorized preferred stock as a new series of Series A Preferred Stock. On March 2, 2006, the Company filed Articles of Amendment that included the Designation of Series A Preferred Stock (the “Certificate”) with the Secretary of State of the State of Colorado. Upon filing, the Certificate became a part of the Company’s Articles of Incorporation, as amended. The Certificate sets forth the voting powers, designation, conversion rights, preferences, limitations, restrictions and relative rights of the Series A Preferred Stock and the holders thereof.

The Series A Preferred Stock has limited voting rights, including those required by Colorado law and in circumstances in which the Company proposes to: (a) alter or change the designations, powers, preferences or rights, or the qualifications, limitations or restrictions of the Series A Preferred Stock; (b) authorize, create or issue any class or series of capital stock (or securities convertible into or exchangeable for such capital stock) ranking senior to or pari passu with the Series A Preferred Stock; (c) pay dividends on capital stock ranking junior to the Series A Preferred Stock to the extent that all accrued but unpaid dividends have not been paid or are not contemporaneously paid to the holders of the Series A Preferred Stock; (d) take other actions, including but not limited to amending the Company’s charter documents that would adversely affect the holders of the Series A Preferred Stock; or (e) reclassify shares of the Company’s capital stock that is junior to the Series A Preferred Stock that would adversely affect the holders of Series A Preferred Stock or that would rank senior to or pari passu with the Series A Preferred Stock.

The Series A Preferred Stock is perpetual and carries a 3% cumulative dividend, payable in shares of the Company’s common stock based on the market price of the Company’s common stock calculated as set forth in the Certificate. Dividends are required to be declared and authorized by the Company’s board of directors on each July 31 and January 31 anniversary, beginning on July 31, 2006. As of July 31, 2006, the Company declared a common stock dividend payable in approximately 28,000 shares of the Company’s common stock. For the year ended December 31, 2006, the Company recorded common stock dividends in the amount of approximately $340,000, which included the 28,000 shares declared on July 31, 2006 and an additional amount for the period from August 1 to December 31, 2006. As of January 31, 2007, the Company had accumulated and declared, but not issued, an additional 48,000 shares related to this dividend.

The Series A Preferred Stock does not have a mandatory redemption feature, and because there is no redemption feature that is not solely within the Company’s control, in accordance with EITF Topic D-98, we determined that the Series A Preferred Stock was more akin to equity than debt. However, based on the beneficial conversion feature, as described below, and in accordance with EITF 00-27, we determined that the Series A Preferred Stock should be classified as temporary equity because, at the time of its issuance, the Company did not have sufficient authorized shares of its common stock, and therefore the Series A Preferred Stock did not meet all of the requirements for equity classification under EITF 00-19. Based on the increase of our authorized shares at our Annual Meeting on July 28, 2006, we concluded that the criteria for equity classification of the Series A Preferred Stock as stipulated in EITF 00-19 (sufficient authorized shares in order to net-share or physically settle all issued and outstanding convertible preferred stock, warrants and other commitments) was met as of that date. Accordingly, effective July 28, 2006, the Series A Preferred Stock was reclassified from temporary to permanent equity.

Beneficial Conversion Feature

Each share of the Series A Preferred Stock is initially convertible into 13,334 shares of the Company’s common stock, and the conversion ratio with respect to the securities issued in the Private Placement is based on a common stock price of $3.75 per share, which was less than the closing common stock price on each of the Closing Dates. We considered this conversion feature to be a potential “embedded” derivative and the preferred stock to be a “host contract” as defined in SFAS 133, but concluded that the economic characteristics and risks of the conversion feature are clearly and closely related to the economic characteristics and risks of the Series A Preferred Stock, and that the conversion feature should not be separated from the Series A Preferred Stock (host contract) and should not be accounted for as a derivative instrument pursuant to SFAS 133. We accounted for the conversion feature in accordance with EITF 98-5, “Accounting for Convertible Securities With Beneficial Conversion Features or Contingently Adjustable Conversion Features” and EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments.”

For the March 2, 2006 closing of the Private Placement (the “March Closing”), we calculated the conversion feature in the amount of approximately $10.0 million, but under EITF 00-27, this amount was limited to the net proceeds of the March Closing allocated to the Series A Preferred Stock of $4.5 million as calculated below. Accordingly, we recorded the conversion feature as a deemed dividend to preferred stockholders in the amount of $4.5 million.

Similarly, for the April and May closings of the Private Placement (the “April and May Closings”), we calculated the conversion feature in the amount of approximately $3.1 million, but under EITF 00-27, this amount was limited to the net cash proceeds of the April and May Closings allocated to the Series A Preferred Stock of $-0- as calculated below. Because we did not allocate any of the net cash proceeds to the Series A Preferred Stock, we did not record a deemed dividend to preferred stockholders in the second quarter of 2006.

Warrants

The Warrants issued in the Private Placement (which include Warrants issued to Sun Solunet, LLC, outside investors, management and the placement agent) require physical settlement or net-share settlement. We evaluated the Warrants as a potential derivative under the criteria in paragraph 11(a) of SFAS 133, which require that a contract (Warrants) issued by a reporting entity be accounted for as a derivative unless it is both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position. We concluded that the Warrants were indexed to the Company’s own stock, but should not be classified in stockholders’ equity because they do not comply with all of the requirements as stipulated in EITF 00-19. Accordingly, we determined that the Warrants should be classified as a liability and accounted for as a derivative financial instrument at estimated fair value in accordance with SFAS 133, and this derivative liability was revalued at fair value at each reporting period until it was reclassified to equity on July 28, 2006.

As of the March Closing, we recorded the Warrants issued in the March Closing at an initial fair value of approximately $6.0 million. The balance of the net proceeds of $4.5 million ($10.5 million total net proceeds raised in the March Closing less the $6.0 million fair value of the Warrants issued in the March Closing) was allocated to the Series A Preferred Stock.

As of the April and May Closings, we recorded the Warrants at an initial fair value of approximately $2.6 million. Because the estimated fair value of the Warrants exceeded the net cash proceeds of $1.7 million raised in the April and May Closings, we recorded a charge in the statement of operations of $924,000 for the difference between the estimated fair value of the Warrants and the net cash proceeds raised. As a result, no value was allocated to the Series A Preferred Stock.

Based on the increase of our authorized shares at our Annual Meeting on July 28, 2006, we concluded that one of the criteria for equity classification of the Warrants as stipulated in EITF 00-19 (sufficient authorized shares in order to net-share or physically settle all issued and outstanding Warrants and other commitments) was met as of that date. In addition, we further considered another requirement for equity classification of the Warrants under EITF 00-19 regarding liquidated damages related to the registration rights agreement associated with the Warrants. We considered EITF 05-4, from which we adopted “View C” of the three alternative views with regard to the registration rights agreement, which stipulates that, “the registration rights agreement and the warrant agreement are separate agreements and the liquidated damages penalty under the registration rights agreement [does] not affect the Issue 00-19 analysis,” (EITF Agenda Committee Meeting (Potential New Issues), dated February 1, 2005). The Financial Accounting Standards Board (“FASB”) further confirmed this position in its proposed FASB Staff Position (“FSP”) EITF 00-19-b in October 2006, which stipulates that registration rights agreements “should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies.” Since we accounted for the registration rights agreement separately from the Warrants, we determined that the Warrants met all of the requirements for equity classification under EITF 00-19 as of July 28, 2006.

Accordingly, effective July 28, 2006, we concluded that the Warrants should be reclassified from a derivative financial instrument liability to “Warrants and options” under stockholders’ equity. We revalued the Warrants as of this date and classified the Warrants to stockholders’ equity.

The estimated fair value of the Warrants issued in the Private Placement at inception (the Closing Dates) through July 28, 2006 is as follows (in thousands):

	Warrants issued to Sun Solunet and management - related parties	Warrants issued to outside investors	Total
Issuance of Warrants in March, April and May Closings	$4,465	$4,191	$8,656
Change in estimated fair value of Warrants	1,191	(817)	374
July 28, 2006	$5,656	$3,374	$9,030

The net change in estimated fair value for 2006 is included as a charge in the statement of operations and totaled $374,000.

We estimated the fair value of the Warrants issued in the Private Placement using the Black-Scholes option pricing model with the following assumptions:

	Closing Dates	March 31, 2006	June 30, 2006	July 28, 2006
Expected dividend yield	0%	0%	0%	0%
Expected volatility	62 - 64.8%	62%	64.8%	63.7%
Contractual term	5 years	4.91 years	4.66 - 4.83 years	4.5 - 4.75 years
Risk-free interest rate	4.66 - 5.00%	4.78%	5.18%	4.98%

We estimated volatility primarily based on historical volatility rates for the years 2001 through September 2006. The Warrants have a transferability provision and based on guidance provided in the SEC’s Staff Accounting Bulletin No. 107 (“SAB 107”), for options issued with such a provision, we used the full, five-year contractual term as the expected term of the Warrants. For the risk-free interest rate, we used the five year U.S. Treasury zero coupon rate as of the measurement dates.

Registration Rights Agreement

As part of the Private Placement, the Company executed a registration rights agreement (the “Registration Rights Agreement”) Under the terms of the Registration Rights Agreement, the Series A Preferred Stock and the Warrants carry registration rights that required the Company to remunerate liquidated damages (2% per month in the form of cash) to the investors in the event of failing to register the shares of common stock that the Company is required to issue upon conversion of the Series A Preferred Stock, upon exercise of the Warrants and as common stock dividends, payable on the Series A Preferred Stock, within 150 days of the Closing Dates (with respect to the shares of Series A Preferred Stock and Warrants issued on such date) and, with certain exceptions, to maintain said registration of the shares of the Company’s common stock underlying the Series A Preferred Stock and Warrants for so long as those securities remain outstanding The first of these dates was August 1, 2006. The liquidated damages were payable on each monthly anniversary until the registration statement was declared effective by the SEC. In addition, interest accrued on the liquidated damages at a rate of 12% per annum, if the payments were not made within seven days after the date payable.

On November 22, 2006, the Company entered into agreements (the “Settlement Agreement”) with substantially all of the Purchasers in the Private Placement, which set forth the amount of liquidated damages and interest related thereto due to said Purchasers. Under the terms of the Settlement Agreement, the Company was obligated to pay liquidated damages and interest accrued through November 15, 2006 (the “Liquidated Damages”), and had no further obligation to any of such Purchasers for liquidated damages beyond this date. Additionally, and as part of the Settlement Agreement, the Company and the Purchasers agreed to reprice the B Warrants from an exercise price of $12.50 per share to $5.00 per share. The exercise price of the A Warrants remained at $7.50 per share. This modification resulted in a non-cash charge in the amount of $2,314,000 in the third fiscal quarter of 2006 to reflect the agreement to reprice the B Warrants as of November 15, 2006. The Warrants were valued as of November 15, 2006 using the Black Scholes option pricing model with the following assumptions: estimated volatility of 63.7%; risk free interest rate of 4.6%; the remaining contractual life of 4.3 years and no dividends. These settlements of Liquidated Damages and the modification of the Warrants were in satisfaction of all amounts due under the Registration Rights Agreement and therefore, under SFAS No. 5, the Company accrued $3.4 million ($1.1 million of Liquidated Damages and $2.3 million related to the agreement to reprice the B Warrants) during the third fiscal quarter of 2006.

On December 8, 2006, the Company issued an unsecured promissory note (the “Promissory Note”) to each of the Purchasers that were a party to the Settlement Agreement for payment of the Liquidated Damages. Terms of each Promissory Note were: (1) payment in cash, or, at the option of the Purchaser, in shares of the Company’s common stock (the terms of any issuance of common stock to be mutually agreed upon by the Company and the Purchaser); (2) payment due 15 months from the date of issuance of the Promissory Note; and (3) interest payable at the due date at 12% per annum.

NOTE 5 - STOCK OPTIONS AND STOCK PURCHASE WARRANTS

Stock Option Plans

The Company has in effect three Stock Option Plans, the “2000 Stock Option Plan,” the “2001 Stock Option Plan” and the “2003 Stock Option Plan.”

On March 1, 2000, shareholders of the Company approved the 2000 Stock Option Plan. As a result of board action on August 8, 2007 to reflect the reverse stock split that occurred on June 29, 2007, the total number of shares of common stock reserved for options issuable under this plan may not exceed 60,000 shares. On September 20, 2001, the Company adopted the 2001 Stock Option Plan. At December 31, 2006, the total number of shares of common stock reserved for options issuable under this plan was 200,000. Options granted under these plans vest generally over three to ten years. The exercise price of options granted under both plans is required to be not less than 80% of the fair market value per share on the date of option grant. Substantially all options granted to date under both plans have had an exercise price equal to, or in excess of, fair market value at the date of grant.

The 2003 Stock Option Plan was adopted on December 18, 2003. At December 31, 2006, the total number of shares of common stock subject to options that may be granted under the 2003 Plan, reflecting the reverse stock split that occurred on June 29, 2007, may not exceed 1,000,000 shares, and all options must be granted at an exercise price equal to fair market value at the date of grant, vest generally over four years and have a contractual life of ten years.

We recognize compensation costs for these awards on a straight-line basis over the service period.

The Company’s policy is to issue new shares upon the exercise of stock options.

On May 3, 2006, the compensation committee of the board of directors approved the grant of 189,600 stock options to certain of the Company’s officers and employees with an exercise price of $8.75 per share and an expiration date of 10 years from the date of grant under the 2003 Stock Option Plan, vesting 25% per year over four years.

For the year ended December 31, 2006, the Company recorded $375,000 of share-based compensation expense ($55,000 of which related to EarthWhere employees and has been reported under the caption “Loss from discontinued operations”). No tax benefits were recognized for this expense due to our recurring losses, and there were no options exercised during 2006. The expense recorded during the year related to the compensation expense for stock options granted during 2006 and for unvested stock options granted in prior years as calculated under the provisions of Statement of Financial Accounting Standard No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation.” In accordance with SFAS 123R, we accounted for options granted in prior years using the fair value pricing model used at the grant date to calculate the pro-forma compensation expense required for disclosure under SFAS 123, adjusted to include a provision for estimated forfeitures. During 2006, we estimated forfeitures at 20% annually, based on historical trends related to employee turnover and the market price of the Company’s common stock. At December 31, 2006, we adjusted the share-based compensation expense for actual forfeitures that occurred as of that date. As our policy for 2007, we will continue to record expense based on estimated forfeitures, but will adjust for actual forfeitures at the end of the vesting period for each tranche of options. The Company considers revisions to its assumptions in estimating forfeitures on an ongoing basis.

For the options granted in 2006, we estimated the expected term of the options using the “simplified method” as discussed in SAB 107, that is, the arithmetic mean of the weighted vesting period and contractual life, or 6.25 years. We used the Black-Scholes option pricing model, as we believe this model best reflects the Company’s historical option exercise patterns, with the following weighted average assumptions:

	Years ended December 31,
	2006	2005	2004
Expected dividend yield	0%	0%	0%
Expected volatility	64.8%	64%	68%
Expected term	6.25 years	5 years	5 years
Risk-free interest rate	5.01%	4.00%	3.95%

The weighted average grant date fair value of options granted was $5.75, $4.00 and $6.00 per share for the years ended December 31, 2006, 2005 and 2004, respectively.

The following table summarizes option activity for our three stock option plans during the three years ended December 31, 2006, 2005 and 2004, respectively (in thousands, except per share data):

	# of Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at January 1, 2004	$556	$17.25
Granted	121	10.00
Exercised	—	—
Forfeited or expired	(117)	20.00
Outstanding at December 31, 2004	560	15.25	6.9 years	$7

Granted	61	7.25
Exercised	—	—
Forfeited or expired	(176)	18.25
Outstanding at December 31, 2005	445	12.75	7.1 years	$—

Granted	190	8.75
Exercised	—	—
Forfeited or expired	(133)	11.50
Outstanding at December 31, 2006	502	$11.50	7.7 years	$—

Vested and exercisable at December 31, 2004	277	19.75	4.9 years	$7

Vested and exercisable at December 31, 2005	245	15.00	5.9 years	$—

Vested and exercisable at December 31, 2006	220	$14.25	6.5 years	$—

The total fair value of options vested during the years ended December 31, 2006, 2005 and 2004 was approximately $365,000, $431,000 and $609,000, respectively. The total compensation cost related to nonvested options not yet recognized at December 31, 2006 was $1.3 million and the weighted-average period over which this expense is expected to be recognized is approximately 3.3 years.

Prior to the adoption of SFAS 123R, as permitted under SFAS 123, the Company accounted for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Accordingly, no compensation expense was recognized in connection with the grant of stock options to employees and directors prior to the adoption of SFAS 123R on January 1, 2006, as all options granted had an exercise price equal to the market value of the underlying stock at the date of grant. Under the modified prospective method, the Company did not restate its operating results related to share-based compensation expense for the years ended December 31, 2005 or 2004, but continues to disclose the pro forma effect for those periods as if the Company had applied the fair value recognition provisions of SFAS 123.

	Year Ended December 31,
(In thousands, except for per share data)	2005	2004

Net loss, as reported	$(15,803)	$(6,750)
Deduct, total stock-based compensation expense determined under fair-value based method, net of related tax effects	(246)	(889)

Pro forma net loss	$(16,049)	$(7,639)
Basic and diluted net loss per share:
As reported	$(3.64)	$(1.96)
Pro forma	$(3.70)	$(2.21)

Stock Purchase Warrants

As part of the Private Placement, the Company issued to the Purchasers approximately 3.7 million stock purchase warrants exercisable into shares of the Company’s common stock at exercise prices of $7.50 (“A Warrants”) and $12.50 (“B Warrants”). The B warrants were repriced from $12.50 to $5.00 per share effective November 23, 2006. Approximately 1.9 million warrants each are exercisable at $5.00 and $7.50, respectively. Additionally, as part of the Private Placement, the Company issued approximately 68,000 placement agent warrants, exercisable at $3.75 per share.

During 2004 and 2005, the Company issued stock purchase warrants (“Debt Guaranty” warrants) to Sun Solunet, its majority shareholder, in consideration for the guaranty provided by Sun Capital II on its Harris credit facility. The Debt Guaranty warrants were immediately exercisable upon issuance at an exercise price of $0.025 per share. See further discussion in Note 10.

On April 1, 2003, as part of the SANZ and Solunet Storage business combination, the Company issued to Sun Solunet a warrant (“Schedule A warrants”) to purchase a maximum of approximately 799,000 shares of common stock at various prices ranging from $7.25 to $270.50, and over various terms. The number of Schedule A warrants was based on a percentage of SANZ’ outstanding warrants and options at the date of the business combination. The exercise of the Schedule A warrants is contingent upon the prior exercise of approximately 118,000 warrants and/or options issued to previous holders, and, therefore, it is not determinable which Schedule A warrants will become exercisable, if any. Correspondingly, it is not known which Schedule A warrants will expire because it is not determinable which corresponding warrants and/or options of those previously outstanding will comprise the first approximately 118,000 exercised. Based on these contingent exercise provisions, the stated weighted-average exercise prices in the table below denoted by the * are pro forma amounts with regards to the Schedule A warrants, and have been calculated without consideration that certain of these warrants will not become exercisable.

The following table summarizes warrant activity for the three years ended December 31, 2006, 2005 and 2004, respectively (in thousands, except per share data):

	Number of Shares Underlying Warrants	Weighted Average Exercise Price

Outstanding at December 31, 2003	1,087	$22.75*

Granted	309	—
Forfeited	(308)	32.75

Outstanding at December 31, 2004	1,088	$11.75*

Granted	494	—
Forfeited	(138)	50.00

Outstanding at December 31, 2005	1,444	$7.00*

Granted	3,769	6.25
Forfeited	(474)	17.50

Outstanding at December 31, 2006	4,739	5.25

Exercisable at December 31, 2004	553	$7.25*

Exercisable at December 31, 2005	1,041	$3.50*

Exercisable at December 31, 2006	4,655	$5.25*

NOTE 6 - DEBT

Wells Fargo Line of Credit

The Company has a revolving credit line with Wells Fargo to borrow up to $12.0 million, which is secured by substantially all assets of SANZ Inc. and Solunet Storage, Inc. (“SANZ Inc. et al” or the “Borrowers”), wholly-owned subsidiaries or indirect subsidiaries of the Company. The funds available under the credit facility are limited to 85% of the amount of eligible accounts receivable, which consist of substantially all accounts receivable, subject to exclusions for invoices aged over 90 days, otherwise-current receivables from customers with material amounts outstanding over 90 days and subject to a percentage limit of accounts receivable from a single customer. Borrowings against receivables owed directly by Federal government end-users are further limited to 80% of the eligible accounts receivable up to $500,000 in the aggregate unless we have obtained an “assignment of claim” executed by the government agency. Receivables from commercial entities acting as prime contractors for Federal government end-users are not subject to this sub-limit. Borrowings against receivables on maintenance services and maintenance contract fees are limited to 35% of the eligible accounts receivable up to $1,000,000 in the aggregate.

As of December 31, 2006, based on our eligible collateral at that date, we had $11.2 million available for borrowing on the Wells Fargo credit facility, of which $6.2 million was drawn and $5.0 million remained available. Wells Fargo may declare the loan in default if the Company does not meet certain financial performance measures. At December 31, 2006, the Company was in compliance with all covenants as set for 2006. As of December 31, 2006, this credit facility bore interest at the rate of prime plus 5.0% or 13.25%.

On April 2, 2007, the Company and Wells Fargo executed an amendment to this credit facility agreement. This amendment extended the credit facility through May 2010 and set financial covenants for 2007, which are effective beginning March 31, 2007. Borrowings under this facility bear interest at prime plus 3.0%. Financial covenants for 2007 are as follows: (1) minimum net income (loss) on a year to date basis, calculated quarterly; (2) minimum net worth plus “subordinated debt” (measured in the aggregate, with amounts loaned to SANZ Inc. et al from SANZ being defined as subordinated debt), calculated on a monthly basis; (3) minimum availability, calculated monthly; (4) capital expenditure limit, calculated on an annual basis; and (5) a minimum cash infusion from SANZ or an outside source if SANZ Inc. et al generate a net loss in a given quarter and have generated a net loss on a year to date basis at that time, in an amount equal to the lesser of the quarterly net loss or the year to date net loss. On April 13, 2007, we obtained a waiver of default from Wells Fargo waiving the event of default that would have resulted under the facility as a result of the “going concern” qualification on our independent registered public accounting firm’s report on our financial statements for the fiscal year ended December 31, 2006.

Each Borrower maintains a separate borrowing base; however, total borrowings under the facility are limited to $12 million. Additionally, each Borrower is required to guaranty the other’s debt. Cash transfers from SANZ Inc. to Solunet Storage are limited to the funding of Solunet Storage’s operating expenses and to a minimum availability on the date of any such transfer.

This revolving credit facility requires a lock-box arrangement, which provides for all receipts to be swept daily to reduce borrowings outstanding under the revolving credit facility. This arrangement, combined with the existence of a subjective acceleration clause in the revolving credit facility, requires the classification of outstanding borrowings under the revolving credit facility as a current liability in accordance with EITF Issue 95-22, “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement.”

Sun Loan and Sun Term Loan

On November 23, 2005, Harris assigned its credit facility (the “Harris 2004-2005 Facility”) with the Company to Sun Solunet, the Company’s majority shareholder. At this date, Sun Solunet purchased the outstanding principal balance of $11,999,965 plus accrued interest in the amount of $138,038, and the Company became obligated to Sun Solunet (said principal and accrued interest referred to as the “Sun Loan”). At December 31, 2005, the Company had $13.1 million outstanding and due to Sun Solunet on the Sun Loan.

On February 6, 2006, the Sun Loan was amended in order to increase the borrowing availability from $13.0 million to $14.0 million. In addition to increasing the Company’s borrowing availability, this amendment changed the maturity date to December 31, 2006 and permitted accrual of interest to the principal amount of the loan until maturity.

Effective March 2, 2006, as part of the March 2006 closing of the Private Placement, Sun Solunet converted $8.0 million of the Sun Loan to the Company into Units as described in Note 4, and the Company paid down $1.0 million of the Sun Loan. On April 19, 2006, the Company and Sun Solunet executed an amendment to the Sun Loan agreement, which reduced the loan balance from $13.0 million to $5.0 million and modified the loan from a revolving line of credit to a term loan (the “Sun Term Loan”) maturing on March 2, 2009. The parties agreed that Sun Solunet had no additional lending obligation to the Company under the credit facility. Also as part of the new agreement, the Company was no longer obligated to issue debt guaranty warrants to Sun Solunet. See discussion of debt guaranty warrants in Note 10. This amendment formalized the agreement with respect to the Sun Loan that had been previously made in the Credit Support Termination Agreement on March 2, 2006. The Sun Term Loan bears interest at prime plus 1.0% (9.25% at December 31, 2006) and all interest accrues and is payable on the maturity date. As of December 31, 2006, the Company had $5.0 million in principal and $680,000 of accrued interest due on the Sun Term Loan.

Harris 2006 Facility

On October 27, 2006, the Company entered into the Harris 2006 Facility, which allowed for borrowings up to $1.5 million. Borrowings under the Harris 2006 Facility bear interest at prime (8.25% as of December 31, 2006) and are payable upon demand by Harris. The purpose of obtaining this facility was to provide additional working capital to the Company and its subsidiaries. This credit facility is unsecured, is not limited by availability under a borrowing base, and does not require the maintenance of specified financial covenants. As a condition precedent to obtaining the Harris 2006 Facility, Sun Capital II, an affiliate of Sun Solunet, entered into an ongoing guaranty of the debt incurred by the Company under this facility. Additionally, Sun Capital II agreed that, upon the written request of SANZ, it would provide SANZ with sufficient funds to repay the debt outstanding under the credit facility in the event that Harris required repayment of such debt or, at Sun Capital II’s election, pay the outstanding debt directly to Harris; provided that in no event would Sun Capital II’s obligation exceed the amount of Sun Capital II’s guaranty. This guaranty expires on December 31, 2007. As of December 31, 2006, the Company had principal borrowings outstanding under the Harris 2006 Facility of $1.5 million.

On March 13 and March 23, 2007 the Company increased its borrowing availability with Harris through amendments to the Harris 2006 Facility in the amounts of $1.5 million and $1.5 million, respectively. The $3 million of available borrowings under these amendments was for additional working capital, and was secured by cash collateral posted by Sun Capital II. Total borrowings allowed under the Harris 2006 Facility, as amended, were $4.5 million, all of which were outstanding as of March 31, 2007.

Investor Promissory Notes

On December 8, 2006, the Company issued an unsecured promissory note (the “Promissory Note”) to each of the Purchasers (collectively, the “Investor promissory notes”) in the Private Placement that were a party to the Settlement Agreement for payment of the Liquidated Damages. Terms of each Promissory Note were: (1) payment in cash, or, at the option of the Purchaser, in shares of the Company’s common stock (the terms of any issuance of common stock to be mutually agreed upon by the Company and the Purchaser); (2) payment due 15 months from the date of issuance of the Promissory Note; and (3) interest payable at the due date at 12% per annum. At December 31, 2006, the Company had $1,134,000 outstanding and due under the Investor Promissory Notes.

Other Financing

In October 2005, SANZ Inc. executed a security agreement with Avnet, its largest supplier, granting a security interest in all of its assets. Pursuant to the security agreement, SANZ Inc.’s indebtedness with Avnet is secured, except for $1,000,000. The security agreement specifies events of default, including but not limited to any failure by SANZ Inc. to maintain total cash and customer receivables (less indebtedness of SANZ Inc. to Wells Fargo) in an amount that is at least equal to the amount of outstanding trade accounts payable to Avnet, less $2,000,000. The security interest granted to Avnet is subordinate to the security interest granted to Wells Fargo by SANZ Inc. in connection with the its principal borrowing facility with Wells Fargo and to evidence the subordination, Avnet and Wells Fargo entered into an intercreditor agreement. As of December 31, 2006 the Company was in compliance with all of the provisions of the security agreement with Avnet.

The Company purchases over half of its products from Avnet. If Avnet were to cease to sell to us on trade credit terms, the Company would need to accelerate payments to Avnet, creating additional demands on its cash resources, or the Company would need to find other sources for those goods. Management believes that other suppliers could provide these goods; however, a change in suppliers could cause delays in shipments and a possible loss of sales, which would affect operating results adversely.

The following summarizes our debt outstanding:

(In thousands)	December 31, 2006	December 31, 2005

Line of credit with Wells Fargo	$6,203	$7,292
Line of credit with Harris	1,500	—
Sun Term Loan (including accrued interest of $680,000)	5,680	—
Sun Loan	—	13,109
Investor promissory notes	1,134	—
	$14,517	$20,401

For the years 2006 and 2005, the Company’s weighted average interest rate on short term borrowings was approximately 12.5% and 9.5%, respectively.

NOTE 7 - INCOME TAXES

Total tax expense for 2006 and 2005 was $45,000 and $34,000, respectively, and represented state income taxes paid during those years, respectively.

In June 2004, the Company received a Federal income tax refund in the amount of $352,000. The refund was the result of the carryback of the net operating loss for 2002 for StorNet Inc., whose assets, including rights to tax refunds, we acquired in 2002 from the secured lender of StorNet Inc. in a foreclosure sale. This net operating loss carryback was allowed under a recent law change, which increased the carryback period from two to five years for net operating losses generated in 2001 and 2002. The Company filed the amended income tax return in February 2004; however, because the Company carried a deferred tax valuation allowance equal to 100% of total deferred tax assets, the Company did not record the benefit until the cash refund was received.

Total income tax (expense) benefit differs from the amount computed by applying the U.S. federal income tax rate of 34% to loss before income taxes as follows:

(In thousands)	Year ended December 31,
	2006	2005	2004

Income tax benefit at federal statutory rate	$(11,190)	$(5,429)	$(2,407)
State income tax benefit, net of federal benefit	—	(48)	(75)
State income taxes paid	45	34	—
Federal income tax refund	—	—	(328)
Goodwill and trade name impairment charges	7,588	3,128	—
Warrant charge for debt guaranty		978	839
Non-cash charges related to issuance of equity securities to related parties and outside investors	1,228	—	—
Nondeductible items	18	22	19
Valuation allowance	2,356	1,349	1,624

	$45	$34	$(328)

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and their basis for financial reporting purposes, and for operating loss carryforwards. Temporary differences that give rise to deferred tax assets and liabilities are as follows:

(In thousands)	December 31,
	2006	2005

Deferred tax assets:
Current:
Reserves and accrued expenses	$193	$247
Non-current:
Net operating loss carryforwards	16,017	14,374
Notes payable to outside investors and related parties	390	—
Intangible assets	923	556
Other	—	11
Total deferred tax assets	17,523	15,188

Deferred tax liabilities	—	—
Property and equipment	(119)	(140)
Valuation allowance	(17,404)	(15,048)

Net deferred tax asset	$—	$—

The Company carries a deferred tax valuation allowance equal to 100% of total deferred assets. In recording this allowance, management has considered a number of factors, but chiefly, the Company’s recent history of sustained operating losses. Management has concluded that a valuation allowance is required for 100% of the total deferred tax assets as it is more likely than not that the deferred tax assets will not be realized.

At December 31, 2006, the Company had net operating loss carryforwards available to offset future federal taxable income of approximately $45 million. Such carryforwards expire between 2009 and 2026. Under the Tax reform Act of 1986, the amount of and the benefit from net operating losses that can be carried forward may be limited in certain circumstances. Events that may cause changes in the Company’s tax carryovers include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. A portion of the Company’s operating loss carryforwards that can be utilized in any one taxable year for federal tax purposes is limited by the ownership change resulting from the SANZ and Solunet Storage business combination in 2003. Future ownership changes could further limit the utilization of the Company’s net operating loss carryforwards.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space and equipment under various non-cancelable operating leases. At December 31, 2006, the aggregate future minimum lease commitments were as follows (in thousands):

2007	$718
2008	547
2009	106
2010	—
2011	—
$1,371

Rent expense totaled $726,000, $488,000 and $977,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

Severance

As previously disclosed in our periodic reports, Mr. Jenkins resigned as our Chief Executive Officer, President and Chairman on March 12, 2007. In connection therewith, Mr. Jenkins and SANZ entered into a separation and general release agreement (the “Separation Agreement”) dated March 12, 2007 and effective on May 11, 2007 (the “Separation Date”). Pursuant to the Separation Agreement, Mr. Jenkins remains our employee (with the same base salary and benefits) until the Separation Date. Thereafter, subject to the satisfaction of certain conditions, Mr. Jenkins is entitled to 12 months of severance payments and benefits equal to his base salary and benefits that were in effect prior to his resignation. Our board of directors, including our compensation committee, also extended the vesting period of options to purchase 44,000 shares (11,000 options of which were unvested) of the Company’s common stock at an exercise price of $10.00 per share issued under our 2003 Stock Option Plan until the Separation Date. Our board, including our compensation committee, also extended the exercise period on these options as well as options to purchase 20,000 shares of the Company’s common stock at an exercise price of $7.25 per share granted under the Company’s 2001 Stock Option Plan held by Mr. Jenkins that have vested as of the Separation Date to May 11, 2008.

Litigation

The Company is periodically engaged in the defense of certain claims and lawsuits arising out of the ordinary course and conduct of its business, the outcome of which is not determinable at this time. In the opinion of management, any liability that might be incurred by the Company upon the resolution of these claims and lawsuits will not, in the aggregate, have a material adverse effect on the Company’s consolidated results of operations, cash flows or financial condition.

NOTE 9 - DEFINED CONTRIBUTION PLAN

The Company maintains a defined contribution plan under Section 401(k) of the Internal Revenue Code, covering all employees who have three months of service with the Company. The Plan allows participants to make voluntary pre-tax contributions of up to 100% of their pre-tax earnings, not to exceed the IRS annual limit. In addition, the Company, at its discretion, may partially match participant contributions. No employer matching contributions were made for the years ended December 31, 2006, 2005 and 2004.

NOTE 10 - RELATED PARTY TRANSACTIONS

Management Fees

The Company pays $75,000 quarterly for management and consulting services to Sun Capital Partners Management LLC (“Sun Capital Management”), an affiliate of our majority shareholder, Sun Solunet. Sun Capital II, who is also an affiliate of Sun Solunet, provided a guaranty on the Company’s Harris credit facility under the Credit Support Agreement through November 23, 2005, the date on which Harris assigned the note to Sun Solunet. See further discussion below. While SANZ received material benefits from this guaranty, the Company paid no specified cash consideration for the guaranty. For 2006, 2005 and 2004, the Company allocated a portion of the management and consulting services fee paid to Sun Capital Management to interest expense, based on the financing-related benefits that it received under the Sun Capital II guaranty. The balance of the management and consulting services fee was recorded as general and administrative expense.

As of December 31, 2006 and 2005, the Company had $-0- due to Sun Capital Management for management fees and related expenses. For the years ended December 31, 2006, 2005 and 2004, the Company paid $354,000, $318,000 and $323,000, respectively, to Sun Capital Management for management fees and related expenses.

Debt Guaranty Warrants

During 2004 and 2005 and in accordance with the Credit Support Agreement, the Company was obligated to issue Debt Guaranty warrants to Sun Solunet to the extent that the Company’s guaranteed debt on the Harris 2004-2005 Facility exceeded $3.0 million under the terms and stated formulas as stipulated below. Debt Guaranty warrants were issuable at six-month intervals beginning on November 16, 2004. The Debt Guaranty warrant issued for this date was issued on March 23, 2005. Warrants issued for November 16, 2004 and May 16 and November 16, 2005 were calculated in accordance with formula below. Under the Sun Loan agreement, effected November 23, 2005, the Credit Support Agreement remained effective and the Company was obligated to issue Debt Guaranty warrants under its terms and stated formulas (on May 16 and November 16 intervals for debt in excess of $3.0 million) as stipulated below. The Debt Guaranty warrants were exercisable immediately upon issuance at an exercise price of $0.001 per share. Based on the number of shares issued pursuant to the Debt Guaranty warrants, the Company recorded charges calculated as the number of shares issued under the warrant multiplied by the closing market price of SANZ’ common stock on the date of issuance.

Debt Guaranty Warrants = (Guaranteed Debt - $3,000,000) x fixed number of shares at particular date
                           $2,000,000

The fixed number of shares used in the calculation of Debt Guaranty warrants for a particular date are listed in the table below.

Date	Number of Shares
November 16, 2004	123,449
May 16, 2005	25,652
November 16, 2005	52,316

On March 23, 2005, and as consideration of an additional $2.0 million guaranty by Sun Capital II on the Harris 2004-2005 Facility (which was increased by $2.0 million on February 16, 2005), the Company issued a Debt Guaranty warrant to Sun Solunet to purchase 123,449 shares of common stock. These Debt Guaranty warrants were exercisable immediately upon issuance at an exercise price of $0.025 per share. The Company and Sun Solunet agreed that the number of shares exercisable under this warrant would be calculated pursuant to the same formula above, and as if the additional $2.0 million debt guaranty was in place as of November 16, 2004.

On June 27, 2005 and in consideration of an additional $1.5 million guaranty by Sun Capital II on the Harris 2004-2005 Facility (which was increased by $1.5 million on June 3, 2005), the Company issued a Debt Guaranty warrant to Sun Solunet to purchase 19,239 shares of our common stock. These Debt Guaranty warrants were immediately exercisable upon issuance with an exercise price of $0.025 per share. The Company and Sun Solunet agreed that the number of shares exercisable under this warrant would be calculated pursuant to the same formula above, and as if the additional $1.5 million guaranty was in place as of May 16, 2005.

Sun Loan and Sun Term Loan

As of December 31, 2006, the Company had $5.7 million, including $680,000 of accrued interest, outstanding on the Sun Term Loan. As of December 31, 2005, the Company had $13.1 million, including accrued interest, outstanding on the Sun Loan, which Sun Solunet had purchased from Harris on November 23, 2005.

Private Placement

As discussed in Note 4, on March 2, 2006 the Company completed the Private Placement, which included Sun Solunet converting $8.0 million of the Sun Loan to 176.5 Units. The Sun Solunet debt conversion was at the same price, net of placement agent fees that third-party investors and Company executive management had purchased for cash shares of the Series A Preferred Stock, and was approved by the Company’s Independent Committee of the Board of Directors. Additionally, on the Closing Date, the Company paid down $1.0 million of the remaining outstanding balance, resulting in total outstanding debt owed by the Company under the Sun Loan of $5.0 million plus accrued interest of $296,000 from November 23, 2005, the inception of the Sun Loan. As a result thereof, on the Closing Date, the Company and Sun Capital II entered into the Credit Support Termination Agreement to the Credit Support Agreement. The Credit Support Termination Agreement included the following provisions, among others:

(a)
The Company and Sun Solunet agreed to decrease the Company’s borrowing availability under the Sun Loan from $14 million to $5.0 million and to modify the Sun Loan from a revolving line of credit to a three-year term loan without a demand note stipulation (the “Sun Term Loan”) at a borrowing rate of prime plus 1.0%.

(b)	The parties agreed that Sun Solunet and Sun Capital II have no additional lending obligation to the Company.

(c)	The parties terminated the Credit Support Agreement and the obligations of all parties, including the requirement of the Company to issue additional Debt Guaranty warrants to Sun Solunet.

Investor Promissory Notes

Also, as further discussed in Note 4, on November 22, 2006, the Company entered into the Settlement Agreement with all of the Purchasers in the Private Placement, including Sun Solunet, for the payment of liquidated damages and interest accrued through November 15, 2006 pursuant to the Company’s failure to register the underlying shares of common stock issuable upon conversion or exercise of the securities issued in the Private Placement. Also under the Settlement Agreement, the Company and the Purchasers, including Sun Solunet, agreed to reprice the B Warrants from an exercise price of $12.50 per share to $5.00 per share. On December 8, 2006, the Company issued a Promissory Note to each of the Purchasers that were a party to the Settlement Agreement, including Sun Solunet, for payment of the Liquidated Damages. The Investor promissory notes are due in March of 2008 and bear interest at 12%. As of December 31, 2006, the amount due to Sun Solunet under the promissory note, including accrued interest was $744,000.

NOTE 11 - SEGMENT INFORMATION

SANZ’ current business is comprised of one reportable segment, the Storage Solutions segment. The Storage Solutions segment is a system integrator that provides data storage solutions to meet a client’s specific needs, including both data storage networks and data backup/recovery systems; along with associated maintenance services and storage-related consulting services.

Prior to the sale of EarthWhere in August 2007, the Company identified two reportable segments which included Storage Solutions and EarthWhere, a spatial data management software and services provider. The Company’s former EarthWhere business segment is included in discontinued operations.

Historically, the Company allocated part of its general and administrative expenses between its Storage Solutions segment and EarthWhere based on various factors, including headcount. With the sale of EarthWhere, the Company has reclassified certain corporate allocations from the EarthWhere segment into continuing operations for all periods presented.

Customer Concentration

The following table shows significant customers as a percentage of accounts receivable at December 31, 2006 and 2005 and as a percentage of revenue for the years ended December 31, 2006, 2005, and 2004, respectively. Customer A represents the aggregate of all Federal government agencies to which the Company sells directly. Customer B and C are both third party government contractors.

	Accounts receivable		Revenue
			For the year ended
	December 31,		December 31,
	2006	2005	2006	2005	2004

Customer A	12.5%	30.3%	7.3%	16.7%	22.6%
Customer B	9.0	—	9.0	12.7	—
Customer C	14.2%	0.9%	5.2%	2.5%	2.0%

Geographic Information

All of the Company’s assets are located in and all of the Company’s operating results are derived from operations in the United States.

NOTE 12 - SUBSEQUENT EVENTS

Discontinued Operations

On August 6, 2007, the Company sold certain tangible and intangible assets relating to and comprising the EarthWhere division of the Company to SPADAC, all pursuant to the Purchase Agreement. The transaction was previously approved by the board of directors of the Company and SPADAC. Under the terms of the Purchase Agreement, SPADAC purchased the assets for $600,000. Cash in the amount of $300,000 was paid on the closing date and cash in the amount of $300,000 is payable at such time as the purchaser has received from the Company with respect to each listed contract (i) a consent or governmental authorization for assignment of such contract and (ii) a sublicense of such contract, among other things. Net proceeds from the transaction after selling costs were approximately $543,000.

The Company considered Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), and determined that the EarthWhere assets met the criteria for assets classified as “held for sale” beginning in the second quarter of 2007. Based on this classification, the Company stopped depreciating fixed assets and stopped amortizing capitalized software costs beginning in May of 2007 and reviewed the assets for impairment. In accordance with SFAS 86, the Company evaluated the capitalized software costs and determined that the net realizable value of the EarthWhere software was $0.5 million. The Company then evaluated the remaining long-lived assets, including goodwill, and determined that the fair value of the goodwill was $0. As a result, in the quarter ended June 30, 2007, the Company recorded an impairment charge in the amount of $2.2 million which is reflected as “Impairment of assets of discontinued operations” in the consolidated statements of operations. The impairment amount includes an estimate of direct costs associated with the transaction.

In addition, the Company considered paragraphs 41- 44 of SFAS 144 and determined that the EarthWhere business segment should be reported in discontinued operations beginning in the second quarter of 2007. Revenue, operating costs and expenses for the discontinued operations of EarthWhere, which formerly comprised the EarthWhere segment, have been excluded from the Company’s results from continuing operations for all years presented herein. Consequently, the financial results of EarthWhere are presented in the Company’s consolidated statements of operations in a single line item entitled “Loss from discontinued operations.”

Operating results of the discontinued operations of EarthWhere were as follows:

	Years ended December 31,
(in thousands)	2006	2005	2004

Revenue	$3,106	$2,114	$1,153
Cost and expenses:
Cost of revenue	1,824	715	591
Selling, engineering, general and administrative	3,239	2,144	1,291
Depreciation and amortization	133	260	196

Loss from discontinued operations	$(2,090)	$(1,005)	$(925)

Additionally, the specific EarthWhere long-term assets - property and equipment, capitalized software, goodwill, intangible assets and other assets - have been aggregated and reported in a single line item entitled “Assets of discontinued operations” for all periods presented as follows:

	December 31,
(in thousands)	2006	2005

Property and equipment, net	$120	$203
Capitalized software, net:	1,394	872
Goodwill	1,289	1,289
Intangible assets, net	15	17
Other assets, net	—	15

Assets of discontinued operations	$2,818	$2,396

Reverse Stock Split

On June 29, 2007 (the “Effective Date”) the Company effected a reverse stock split of its common stock, no par value per share (the “Common Stock”), whereby each twenty-five (25) shares of Common Stock, issued and outstanding, immediately prior to the Effective Date was reclassified and changed into one (1) fully-paid and nonassessable share of Common Stock (the “Reverse Split”). No fractional shares were issued under the Reverse Split, and each fractional share that would have been issued as a result of the Reverse Split was rounded up to the nearest whole share.

The Reverse Split was approved by the Board of Directors of the Company on May 17, 2006, and by a majority of the Company’s shareholders at the Company’s annual meeting of shareholders held on July 28, 2006. The Reverse Split did not alter the par value of the Common Stock, or modify any voting rights or other terms of the Common Stock and did not require an amendment to the Company’s Articles of Incorporation under Colorado law. All historical share amounts, common stock prices and common stock price per share data contained in this report have been restated to reflect the Reverse Split.

SAN Holdings, Inc.
Consolidated Balance Sheets
(Unaudited)
(In thousands, except share data)

	June 30,	December 31,
	2007	2006
ASSETS

Current assets:
Cash and cash equivalents	$—	$—
Accounts receivable, net of allowance for doubtful accounts of $130 and $143, respectively	8,825	15,384
Inventories, net of valuation allowance of $34 and $6, respectively	35	234
Deferred maintenance contracts	1,394	1,865
Prepaid expenses and other current assets	421	644
Assets of discontinued operations (Note 7)	543	2,818
Total current assets	11,218	20,945

Property and equipment, net	290	352
Intangible assets, net	591	651
Other assets	196	207
Total long-term assets	1,077	1,210

TOTAL ASSETS	$12,295	$22,155

The accompanying notes are an integral part of the consolidated financial statements.

SAN Holdings, Inc.
Consolidated Balance Sheets - continued
(Unaudited)
(In thousands, except share data)

	June 30,	December 31,
	2007	2006
LIABILITIES AND STOCKHOLDERS’ DEFICIT

Line of credit - Wells Fargo Bank, National Association	$2,605	$6,203
Line of credit - Sun Capital Partners II, LP - related party	7,696	—
Line of credit - Harris N.A.	—	1,500
Accounts payable	7,960	12,191
Accrued expenses	2,675	2,438
Deferred revenue	1,887	2,867
Notes payable - related parties	807	—
Notes payable - outside investors	393	—
Total current liabilities	24,023	25,199

Long-term debt - Sun Solunet, LLC - related party	5,912	5,680
Long-term notes payable - related parties	—	762
Long-term notes payable - outside investors	—	372
Total liabilities	29,935	32,013

Commitments and contingencies (Note 2)

Stockholders’ deficit
Preferred stock; no par value; 10,000,000 shares authorized; Series A, 3% cumulative convertible preferred stock, 400 shares designated and 274.5 and 277.6 shares issued and outstanding, respectively, (liquidation preference of $12,900 and $13,055, respectively) (Note 5)	8,999	9,078
Common stock; no par value, 400,000,000 shares authorized; 3,902,554 and 3,832,534 shares issued and outstanding, respectively	33,202	32,917
Warrants and stock options	20,299	20,287
Accumulated deficit	(80,140)	(72,140)
Total stockholders’ deficit	(17,640)	(9,858)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$12,295	$22,155

The accompanying notes are an integral part of the consolidated financial statements.

SAN Holdings, Inc.
Consolidated Statements of Operations
(Unaudited)
(In thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Revenue
Product sales and vendor supplied services	$9,203	$10,792	$14,966	$21,825
Consulting and engineering services	1,067	1,019	1,828	2,180
Maintenance services and maintenance contract fees	1,335	1,652	2,701	3,397
Total revenue	11,605	13,463	19,495	27,402

Cost of revenue
Product sales and vendor supplied services	7,644	8,579	12,180	17,301
Consulting and engineering services	713	640	1,211	1,379
Maintenance services and maintenance contract fees	791	1,121	1,654	2,263
Total cost of revenue	9,148	10,340	15,045	20,943

Gross profit	2,457	3,123	4,450	6,459

Operating expenses
Selling, engineering, general and administrative	3,602	3,840	7,833	7,443
Depreciation and amortization of intangibles	79	175	163	367
Total operating expenses	3,681	4,015	7,996	7,810

Operating loss from continuing operations	(1,224)	(892)	(3,546)	(1,351)

Other income (expense)
Interest expense
Related parties	(305)	(146)	(480)	(409)
Bank and other	(154)	(145)	(370)	(356)
Total interest expense	(459)	(291)	(850)	(765)

Benefit (charge) for change in estimated fair value of derivative financial instruments - Warrants - related parties (Note 5)	—	1,191	—	(1,786)
Benefit for change in estimated fair value of derivative financial instruments - Warrants - outside investors (Note 5)	—	1,510	—	469
Charge for fair value of Warrants in excess of net cash proceeds (Note 5)	—	(924)	—	(924)
Other income (expense)	(3)	—	(21)	(14)

Income (loss) from continuing operations	$(1,686)	$594	$(4,417)	$(4,371)

The accompanying notes are an integral part of the consolidated financial statements.

SAN Holdings, Inc.
Consolidated Statements of Operations - continued
(Unaudited)
(In thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Loss from discontinued operations (Note 7):
Loss from operations	(616)	(928)	(1,166)	(1,580)
Impairment of assets of discontinued operations	(2,211)	—	(2,211)	—

Net loss	(4,513)	(334)	(7,794)	(5,951)

Dividends accrued for holders of convertible Series A Preferred Stock (Note 5)	(102)	—	(206)	—

Deemed dividend related to beneficial conversion feature of convertible Series A Preferred Stock (Note 5)	—	—	—	(4,539)

Net loss available to common stockholders	$(4,615)	$(334)	$(8,000)	$(10,490)

Net income (loss) per common share for continuing operations
Basic	$(0.38)	$0.13	$(0.98)	$(1.92)
Diluted	$(0.38)	$0.07	$(0.98)	$(1.92)

Net loss per common share for discontinued operations
Basic	$(0.60)	$(0.20)	$(0.71)	$(0.34)
Diluted	$(0.60)	$(0.11)	$(0.71)	$(0.34)

Net loss per common share
Basic	$(0.97)	$(0.07)	$(1.69)	$(2.26)
Diluted	$(0.97)	$(0.04)	$(1.69)	$(2.26)

Weighted average shares outstanding
Basic	4,749,171	4,635,205	4,727,125	4,635,205
Diluted	4,749,171	8,193,329	4,727,125	4,635,205

The accompanying notes are an integral part of the consolidated financial statements.

SAN Holdings, Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(In thousands)

	Six months ended June 30,
	2007	2006
Cash flows from operating activities:
Net loss	$(7,794)	$(5,951)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Impairment of assets of discontinued operations	2,211	—
Depreciation and amortization	377	649
Share-based compensation	12	154
Charge for change in estimated fair value of derivative financial instruments - Warrants - related parties (Note 5)	—	1,786
Benefit for change in estimated fair value of derivative financial instruments - Warrants - outside investors (Note 5)	—	(469)
Charge for fair value of Warrants in excess of net cash proceeds	—	924
Changes in operating assets and liabilities:
Accounts receivable	6,559	4,128
Inventories	199	155
Deferred maintenance contracts	471	174
Prepaid expenses and other current assets	223	(374)
Other assets	(4)	(24)
Accounts payable	(4,231)	436
Accrued expenses	665	87
Deferred revenue	(803)	(135)
Net cash provided by (used in) operating activities	(2,115)	1,540

Cash flows from investing activities:
Purchase of property and equipment, net	(48)	(233)
Capitalized software costs	(306)	(416)
Net cash used in investing activities	(354)	(649)

Cash flows from financing activities:
Issuance of convertible Series A Preferred Stock, net of issuance costs	—	4,271
Net payments on line of credit - Wells Fargo Bank, National Association	(3,598)	(5,168)
Borrowings on line of credit - Sun Capital Partners II, LP	7,567	—
Net payments on line of credit - Harris N.A.	(1,500)	—
Net cash provided by (used in) financing activities	2,469	(897)

Net decrease in cash and cash equivalents	—	(6)

Cash and cash equivalents at beginning of period	—	6

Cash and cash equivalents at end of period	$—	$—

Supplemental disclosure of other cash flow information:
Interest paid	$436	$441

The accompanying notes are an integral part of the consolidated financial statements.

SAN Holdings, Inc.
Consolidated Statements of Cash Flows - continued
(Unaudited)
(In thousands)

	Six months ended June 30,
	2007	2006

Supplemental disclosure of non-cash investing and financing activities:

Dividends accrued for holders of convertible Series A Preferred Stock	$206	$—
Conversion of Series A Preferred Stock to common stock	79	—
Deemed dividend related to beneficial conversion feature of convertible Series A Preferred Stock		4,539
Conversion of Sun Solunet, LLC debt to convertible Series A Preferred Stock	—	8,000
Allocation of proceeds from convertible Series A Preferred Stock to Warrants issued to:
- Sun Solunet, LLC and management - related parties	—	4,465
- outside investors	—	4,191

The accompanying notes are an integral part of the consolidated financial statements.

SAN Holdings, Inc.
Notes to Consolidated Financial Statements (Unaudited)

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of SAN Holdings, Inc. (“SANZ,” the “Company” or “we”) and its wholly-owned subsidiary, SANZ Inc., and its wholly-owned subsidiary, Solunet Storage, Inc. (“Solunet Storage”), have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). All significant intercompany transactions and balances have been eliminated in consolidation. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements, and reflect all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation in accordance with US GAAP. The results of operations for interim periods presented are not necessarily indicative of the operating results for the full year. These unaudited consolidated financial statements should be read in connection with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Annual Report on Form 10-K”).

On August 6, 2007, the Company sold certain tangible and intangible assets relating to and comprising the EarthWhere division of the Company to SPADAC, Inc. (“SPADAC”) all pursuant to an Asset Purchase Agreement dated as of August 6, 2007 (the “Purchase Agreement”). Under the terms of the Purchase Agreement, SPADAC purchased such assets for $600,000.

The Company considered Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), and determined that the EarthWhere assets met the criteria for assets classified as “held for sale” beginning in the second quarter of 2007. Based on this classification, the Company evaluated the fair value of the assets held for sale and determined that the fair value was equal to the net proceeds from the transaction after selling costs, or approximately $0.5 million. The Company recorded an impairment charge in the amount of $2.2 million, in the quarter ended June 30, 2007, as a charge to “Impairment of assets of discontinued operations” in the consolidated statements of operations. The impairment charge includes an estimate of direct costs associated with the transaction.

In addition, the Company considered paragraphs 41- 44 of SFAS 144 and determined that the EarthWhere business segment should be reported in discontinued operations beginning in the second quarter of 2007. Revenues, operating costs and expenses for the discontinued operations of EarthWhere, which formerly comprised the EarthWhere segment, have been excluded from the Company’s results from continuing operations for all periods presented herein. Consequently, the financial results of EarthWhere are presented in the Company’s consolidated statements of operations in a single line item entitled “Loss from discontinued operations” and the related assets are presented in the consolidated balance sheets as of June 30, 2007 and December 31, 2006 in a line item entitled “Assets of discontinued operations.” See Note 7 for further discussion.

Significant Accounting Policies

The Company prepares its financial statements in accordance with US GAAP. The accounting policies most fundamental to understanding our financial statements are those relating to recognition of revenue, to our use of estimates, to the capitalization of software development costs, to the accounting for derivative financial instruments and those relating to the impairment testing of goodwill and intangible assets. We describe these significant accounting policies in Note 3 to our 2006 Annual Report on Form 10-K.

Reverse Stock Split

On June 29, 2007 (the “Effective Date”) the Company effected a reverse stock split of its common stock, no par value per share (the “Common Stock”), whereby each twenty-five (25) shares of Common Stock, issued and outstanding, immediately prior to the Effective Date was reclassified and changed into one (1) fully-paid and nonassessable share of Common Stock (the “Reverse Split”). No fractional shares were issued under the Reverse Split, and each fractional share that would have been issued as a result of the Reverse Split was rounded up to the nearest whole share.

The Reverse Split was approved by the Board of Directors of the Company on May 17, 2006, and by a majority of the Company’s shareholders at the Company’s annual meeting of shareholders held on July 28, 2006. The Reverse Split did not alter the par value of the Common Stock, or modify any voting rights or other terms of the Common Stock and did not require an amendment to the Company’s Articles of Incorporation under Colorado law. All historical share amounts, common stock prices and common stock price per share data contained in this report have been restated to reflect the Reverse Split.

NOTE 2 - FINANCIAL CONDITION AND DEBT

The accompanying consolidated financial statements have been prepared in conformity with US GAAP (except with regard to omission of certain disclosures within interim financial statements, as permitted by the SEC), which contemplate our continuation as a going concern and do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary if we were unable to continue as a going concern. However, the report of our independent registered public accounting firm on our consolidated financial statements, as of and for the year ended December 31, 2006, contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. The “going concern” explanatory paragraph resulted from, among other things, the substantial losses from operations we have incurred since inception, our liquidity position and net losses of $33.0 million for the year ended December 31, 2006, which included non-cash charges of $22.3 million for goodwill and intangible asset impairments. In addition, we had a net loss of $7.8 million, which included an impairment of assets of discontinued operations of our EarthWhere division in the amount of $2.2 million, for the six months ended June 30, 2007 and, as of June 30, 2007, we had negative working capital (current liabilities in excess of current assets) of $12.8 million. Accordingly, as of June 30, 2007, the recoverability of a major portion of the recorded asset amounts is dependent on our continuing operations, which in turn is dependent on our ability to maintain our current financing arrangements and our ability to become profitable in our future operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Wells Fargo Line of Credit

As of June 30, 2007, the Company had $3.8 million of undrawn availability on the borrowing facility among SANZ Inc., Solunet Storage and Wells Fargo Bank, National Association (“Wells Fargo”). Our ability to borrow under the Wells Fargo facility is subject to the amount of our accounts receivable balance, as well as complying with the financial covenants under the borrowing facility. If we are unable to comply with these financial covenants, the facility could cease to be available to us.

On April 2, 2007, the Company and Wells Fargo executed an amendment to the current facility, which extended its duration through May 2010. On April 13, 2007, we obtained a waiver of default from Wells Fargo waiving the event of default that would have resulted under the facility as a result of the “going concern” explanatory paragraph on our independent registered public accounting firm’s report on our financial statements for the fiscal year ended December 31, 2006. Our borrowing rate on this facility at June 30, 2007 was prime plus 3.0%, or 11.25%. This rate is subject to potential decreases, as permitted by Wells Fargo, based on SANZ Inc. and its subsidiary, Solunet Storage, Inc., achieving certain financial thresholds during 2007. As of the date of this filing, the Company was in compliance with all covenants under the Wells Fargo facility.

On August 6, 2007, the Company and Wells Fargo executed an amendment to the current facility, which, among other things, granted Wells Fargo’s consent to the Company regarding the sale of the EarthWhere assets. As part of the amendment, the proceeds of sale are to be used to pay down the Wells Fargo facility.

Harris 2006 Facility

On October 27, 2006, the Company entered into a revolving credit facility (the “Harris 2006 Facility”) in the amount of $1.5 million with Harris N.A. (“Harris”). Borrowings under the Harris 2006 Facility bore interest at prime and were payable upon demand by Harris. The purpose of obtaining this facility was to provide additional working capital to the Company and its subsidiaries. As a condition precedent to obtaining the Harris 2006 Facility, Sun Capital Partners II, LP (“Sun Capital II”), an affiliate of our majority shareholder, Sun Solunet, LLC (“Sun Solunet”), entered into an ongoing guaranty of the debt incurred by the Company under this facility.

On March 13, 2007 and March 23, 2007, the Company increased its borrowing availability with Harris through amendments to the Harris 2006 Facility in the amounts of $1.5 million and $1.5 million, respectively. The $3 million of available borrowings under these amendments was for additional working capital, and was secured by cash collateral posted by Sun Capital II. The Company terminated this credit facility and paid off all amounts owed on May 16, 2007 as described below.

Sun Capital II Credit Agreement

On May 16, 2007, the Company entered into a credit facility with Sun Capital II (the “Sun 2007 Loan”) for up to $10 million. The proceeds of the initial borrowing under the Sun 2007 Loan were used for working capital purposes and to pay off the amount owed of $4.5 million plus accrued interest of $67,000 on the Harris 2006 Facility. Additional borrowings on the Sun 2007 Loan are permitted only at the sole discretion of Sun Capital II. As of June 30, 2007, the Company had borrowed $7.7 million, including accrued interest of $129,000, under this credit facility. The Sun 2007 Loan is unsecured and bears interest at 15% per annum, which interest is payable upon termination. Borrowings under the Sun 2007 Loan are evidenced by a demand note. Unless Sun Capital II demands payment earlier, the Sun 2007 Loan is payable in full in May 2012.

Sun Term Loan

On April 19, 2006 and as part of the Private Placement (as defined and described in Note 5), the Company and Sun Solunet executed a $5 million, three-year term loan (“Sun Term Loan”), which matures in March 2009. The Sun Term Loan bears interest at prime plus 1.0% (9.25% at June 30, 2007) and all interest accrues and is payable on the maturity date. As of June 30, 2007, the Company had $5.0 million in principal and $912,000 of accrued interest due on the Sun Term Loan.

Other Financing

The Company purchases more than half of its products from Avnet, Inc. (“Avnet”). If Avnet were to cease to sell to us on trade credit terms, the Company would need to accelerate payments to Avnet, creating additional demands on its cash resources, or the Company would need to find other sources for those goods. Management believes that other suppliers could provide these goods; however, a change in suppliers could cause delays in shipments and a possible loss of sales, which would affect operating results adversely.

Avnet holds a security interest in all of the Company’s assets, whereby all indebtedness with Avnet is secured, except for $1,000,000. This security interest is subordinate to the security interest granted to Wells Fargo in connection with the Company’s borrowing facility with Wells Fargo. As of the date of this filing, the Company was in compliance with all of the provisions of the security agreement with Avnet.

NOTE 3 - SHARE-BASED COMPENSATION

On January 4, 2007, the compensation committee of our board of directors approved the grant of approximately 245,000 stock options to certain of the Company’s officers and employees with an exercise price of $5.00 per share and an expiration date of 10 years from the date of grant under the “Amended and Restated 2003 Stock Option Plan” (the “2003 Stock Option Plan”), vesting 25% per year over four years.

The Company recorded an expense (credit) related to share-based compensation for the three and six months ended June 30, 2007 and 2006 as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
(in thousands)
Share-based compensation of continuing operations	$(145)	$69	$10	$129
Share-based compensation of discontinued operations	(33)	13	2	25

Total share-based compensation	$(178)	$82	$12	$154

In our calculation of share-based compensation for the three months ended June 30, 2007, we estimated forfeitures at 30% annually based on recent trends related to employee turnover and the market price of the Company’s common stock. The Company considers revisions to its assumptions in estimating forfeitures on an ongoing basis. Additionally, we adjust for actual forfeitures at the end of the vesting period for each tranche of options. We estimated the expected term of options using the “simplified method” as discussed in SAB 107, that is, the arithmetic mean of the weighted vesting period and contractual life, or 6.25 years. We used the Black-Scholes option pricing model, as we believe this model best reflects the Company’s historical option exercise patterns, with the following weighted-average assumptions:

Six months ended June 30, 2007

Expected dividend yield	0%
Expected volatility	67.08%
Expected term	6.25 years
Risk-free interest rate	4.65%

The weighted average grant date fair value of options granted was $3.27 per share for the six months ended June 30, 2007.

The Company’s policy is to issue new shares upon the exercise of stock options. At June 30, 2007, the total number of shares of common stock authorized for awards of stock options under the Company’s 2000 Stock Option Plan, 2001 Stock Option Plan and 2003 Stock Option Plan could not exceed 31.5 million shares. On August 8, 2007, the board of directors of the Company approved the revision of the total number shares of common stock authorized for awards of stock options to reflect the Reverse Split, resulting in a total of 1.26 million shares of common stock authorized for awards of stock options under the Company’s three stock option plans as of August 8, 2007.

The following table summarizes option activity for the three stock option plans for the six months ended June 30, 2007 (option share data in thousands):

For the six months ended June 30, 2007	# of Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at January 1, 2007	502	$11.61
Granted	245	5.00
Exercised	—	—
Forfeited or expired	(239)	7.32
Outstanding at June 30, 2007	508	$10.44	7.7 years	$—
Vested and exercisable at June 30, 2007	220	$13.56	5.4 years	$—

The total fair value of options vested during the six months ended June 30, 2007 and 2006 was $381,000 and $320,000, respectively. The total compensation cost related to nonvested options not yet recognized at June 30, 2007 was $1.3 million and the weighted-average period over which this expense is expected to be recognized is approximately 3.4 years.

NOTE 4 - EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share (“basic EPS”) is based on the weighted average number of common shares outstanding. In addition to common shares outstanding, and in accordance with Statement of Financial Accounting Standard No. 128, “Earnings per Share” (“SFAS 128”), any shares issuable for little or no cash consideration are considered outstanding shares and included in the calculation of weighted average number of common shares. Accordingly, for the three and six months ended June 30, 2007 and 2006, the weighted average number of common shares outstanding included 802,671 shares, issuable under outstanding debt guaranty warrants that were immediately exercisable at $0.025 per share, and that are held by our majority shareholder, Sun Solunet.

Also included in the calculation of weighted average number of common shares for the three months and six months ended June 30, 2007 are common stock dividends of approximately 48,000 shares declared to holders of the Company’s Series A Preferred Stock (as defined below) on January 31, 2007.

Diluted earnings (loss) per share (“diluted EPS”) is computed using the weighted average number of common shares outstanding plus the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares.
For the three and six months ended June 30, 2007 basic and diluted EPS from continuing operations included $102,000 and $206,000, respectively, of dividends accrued for holders of convertible Series A Preferred Stock. For the six months ended June 30, 2006, basic and diluted EPS from continuing operations included $4.5 million of a deemed dividend related to the beneficial conversion feature of the convertible Series A Preferred Stock.

Following is a reconciliation of basic and diluted EPS:

(in thousands, except share and per share data)	Three Months Ended June 30,		Six Months Ended June 30,
(unaudited)	2007	2006	2007	2006

Numerator:
Net income (loss) from continuing operations	$(1,686)	$594	$(4,417)	$(4,371)
Dividends accrued for holders of convertible Series A Preferred Stock	(102)	—	(206)	—
Deemed dividend related to beneficial conversion feature of convertible Series A Preferred Stock	—	—	—	(4,539)
Net income (loss) from continuing operations available to common stockholders	(1,788)	594	(4,623)	(8,910)
Net loss from discontinued operations	(2,827)	(928)	(3,377)	(1,580)
Net loss available to common stockholders	$(4,615)	$(334)	$(8,000)	$(10,490)

Denominator:
Weighted average common shares for basic EPS	4,749,171	4,635,205	4,727,125	4,635,205
Dilutive impact of common stock equivalents outstanding:
Stock options and warrants (1)	—	28,749	—	—
Convertible Series A Preferred Stock	—	3,529,375	—	—
Weighted average common shares for diluted EPS	4,749,171	8,193,329	4,727,125	4,635,205

Basic EPS
Net income (loss) from continuing operations available to common stockholders	$(0.38)	$0.13	$(0.98)	$(1.92)
Net loss from discontinued operations	(0.60)	(0.20)	(0.71)	(0.34)
Net loss available to common stockholders	$(0.97)	$(0.07)	$(1.69)	$(2.26)

Diluted EPS
Net income (loss) from continuing operations available to common stockholders	$(0.38)	$0.07	$(0.98)	$(1.92)
Net loss from discontinued operations (2)	(0.60)	(0.11)	(0.71)	(0.34)
Net loss available to common stockholders (2)	$(0.97)	$(0.04)	$(1.69)	$(2.26)
__________
(1)
In addition to the options and warrants included in the computation of diluted EPS for continuing operations for the second quarter of 2006, additional options and warrants to purchase 4.5 million shares of common stock were outstanding during the second quarter of 2006 but were not included in the computation of diluted EPS because the options’ and warrants’ exercise price was greater than the average market price of the common shares.

(2)
In accordance with SFAS 128, the Company has used income from continuing operations (adjusted for preferred dividends) as the “control number” in determining whether potential common shares are dilutive or antidilutive. That is, the same number of potential common shares used in computing the diluted per-share amount for income from continuing operations was used in computing all other reported diluted per-share amounts for the second quarter of 2006 even though those amounts were antidilutive to their respective basic per-share amounts.

Convertible Series A Preferred Stock, warrants and options outstanding to purchase an aggregate of 8.1 million and 8.4 million shares of common stock as of June 30, 2007 and 2006, respectively, have been excluded from the diluted share calculations for the three-month period ending June 30, 2007 and the six-month periods ending June 30, 2007 and 2006, respectively, as they were antidilutive as a result of the net losses incurred for those periods. Accordingly, basic shares equal diluted shares for those periods.

NOTE 5 - PRIVATE PLACEMENT

On March 2, 2006, April 18, 2006 and May 4, 2006 (the “Closing Dates”), the Company completed three closings of a private placement transaction exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”) pursuant to Section 4(2) of the 1933 Act and Regulation D promulgated thereunder (the “Private Placement”), dated and effective as of February 28, 2006, April 18, 2006 and May 4, 2006, respectively, with third-party investors, Company executive management (collectively, the “Purchasers”) and Sun Solunet, its majority shareholder. In consideration for net proceeds of approximately $12.3 million, comprised of $4.3 million of cash, net of placement agent and legal fees of approximately $784,000, and the conversion of $8.0 million of $14.0 million of the Sun Loan, as assignee of Harris, the Company issued a total of 277.6 units (“Units”), each Unit consisting of:

(a)	one share of the Company’s newly designated convertible series A preferred stock, no par value per share (“Series A Preferred Stock”) convertible into 13,334 shares of the Company’s common stock;

(b)	a warrant to purchase 6,667 shares of common stock exercisable for five years from the Closing Date at an initial exercise price of $7.50 per share (the “A Warrants”);

(c)
a warrant to purchase 6,667 shares of common stock exercisable for five years from the Closing Date at an initial exercise price of $5.00 per share (the “B Warrants”) (together with the warrants described in clause (b) above, the “Warrants”).

The Company used the cash proceeds from the Private Placement for general working capital needs and funding its operating loss for 2006.

In connection with the Units issued by the Company on the Closing Dates in the Private Placement, and as part of the consideration paid by the Company to the placement agent, the Company issued to the placement agent a warrant to purchase approximately 67,400 shares of its common stock at an exercise price of $3.75 per share, on substantially the same terms as the Warrants.

Also on March 2, 2006, the Company paid down approximately $1.0 million of the outstanding debt owed under the Sun Loan, resulting in total outstanding debt owed by the Company under the Sun Loan of $5.0 million plus accrued interest of $296,000 from November 23, 2005, the inception of the Sun Loan. As a result thereof, on March 2, 2006, the Company and Sun Capital II entered into a termination letter (the “Credit Support Termination Agreement”) to the letter agreement, dated as of March 31, 2003, as amended on November 23, 2005, by and between Sun Capital II and the Company, acknowledged and agreed to by Sun Solunet (the “Credit Support Agreement”). The Credit Support Termination Agreement included the following provisions, among others:

(a)
The Company and Sun Solunet agreed to decrease the Company’s borrowing availability under the Sun Loan from $14.0 million to $5.0 million and to modify the Sun Loan from a revolving line of credit to a three-year term loan without a demand note stipulation (the Sun Term Loan), which will be due in March 2009.

(b)	The parties agreed that Sun Solunet and Sun Capital II have no additional lending obligation to the Company.

(c)	The parties terminated the Credit Support Agreement and the obligations of all parties, including the requirement of the Company to issue additional debt guaranty warrants to Sun Solunet.

On April 19, 2006, the Company and Sun Solunet executed an amendment to the Sun Loan agreement, which formalized the agreement with respect to the Sun Loan that had been previously made in the Credit Support Termination Agreement on March 2, 2006.

Sun Solunet’s obligations under the letter terminate on the earliest to occur of (a) a written agreement of at least 66% of Purchasers other than Sun Solunet, (b) the five year anniversary of the letter, (c) the date on which the Purchasers other than Sun Solunet collectively own less than 25% of the securities they purchased on the Closing Date and (d) the date on which the Sun Directors no longer constitute a majority of the directors of the Company.

Preferred Stock

Also in connection with the Private Placement, the Company designated 400 shares of previously undesignated authorized preferred stock as a new series of Series A Preferred Stock. On March 2, 2006, the Company filed Articles of Amendment that included the Designation of Series A Preferred Stock (the “Certificate”) with the Secretary of State of the State of Colorado. Upon filing, the Certificate became a part of the Company’s Articles of Incorporation, as amended. The Certificate sets forth the voting powers, designation, conversion rights, preferences, limitations, restrictions and relative rights of the Series A Preferred Stock and the holders thereof.

The Series A Preferred Stock has limited voting rights, including those required by Colorado law and in circumstances in which the Company proposes to: (a) alter or change the designations, powers, preferences or rights, or the qualifications, limitations or restrictions of the Series A Preferred Stock; (b) authorize, create or issue any class or series of capital stock (or securities convertible into or exchangeable for such capital stock) ranking senior to or pari passu with the Series A Preferred Stock; (c) pay dividends on capital stock ranking junior to the Series A Preferred Stock to the extent that all accrued but unpaid dividends have not been paid or are not contemporaneously paid to the holders of the Series A Preferred Stock; (d) take other actions, including but not limited to amending the Company’s charter documents that would adversely affect the holders of the Series A Preferred Stock; or (e) reclassify shares of the Company’s capital stock that is junior to the Series A Preferred Stock that would adversely affect the holders of Series A Preferred Stock or that would rank senior to or pari passu with the Series A Preferred Stock.

The Series A Preferred Stock is perpetual and carries a 3% cumulative dividend, payable in shares of the Company’s common stock based on the market price of the Company’s common stock calculated as set forth in the Certificate. Dividends are required to be declared and authorized by the Company’s board of directors on each July 31 and January 31 anniversary, beginning on July 31, 2006. In January 2007, the Company issued approximately 28,000 shares related to this dividend which had been declared on July 31, 2006. As of June 30, 2007, the Company had accumulated and declared, but not issued, approximately 48,000 shares related to this dividend. For the three months ended June 30, 2007, the Company recorded common stock dividends in the amount of approximately $102,000. For the six months ended June 30, 2007, the Company recorded common stock dividends in the amount of $206,000, which included the 48,000 shares accumulated as of June 30, 2007 and an additional amount for the period from February 1 to June 30, 2007.

During the six months ended June 30, 2007, Purchasers converted 3.1 units of Series A Preferred Stock to approximately 41,000 shares of the Company’s common stock, which resulted in a reclassification of approximately $79,000 from preferred stock to common stock.

Beneficial Conversion Feature

Each share of the Series A Preferred Stock is convertible into 13,334 shares of the Company’s common stock, and the conversion ratio with respect to the securities issued in the Private Placement is based on a common stock price of $3.75 per share, which was less than the closing common stock price on each of the Closing Dates. We considered this conversion feature to be a potential “embedded” derivative and the preferred stock to be a “host contract” as defined in SFAS 133, but concluded that the economic characteristics and risks of the conversion feature are clearly and closely related to the economic characteristics and risks of the Series A Preferred Stock, and that the conversion feature should not be separated from the Series A Preferred Stock (host contract) and should not be accounted for as a derivative instrument pursuant to SFAS 133. We accounted for the conversion feature in accordance with EITF 98-5, “Accounting for Convertible Securities With Beneficial Conversion Features or Contingently Adjustable Conversion Features” and EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments.”

For the March 2, 2006 closing of the Private Placement (the “March Closing”), we calculated the conversion feature in the amount of approximately $10.0 million, but under EITF 00-27, this amount was limited to the net proceeds of the March Closing allocated to the Series A Preferred Stock of $4.5 million as calculated below. Accordingly, we recorded the conversion feature as a deemed dividend to preferred stockholders in the amount of $4.5 million.

Warrants

The Warrants issued in the Private Placement (which included Warrants issued to Sun Solunet, outside investors, management and the placement agent) require physical settlement or net-share settlement. We evaluated the Warrants as a potential derivative under the criteria in paragraph 11(a) of SFAS 133, which require that a contract (Warrants) issued by a reporting entity be accounted for as a derivative unless it is both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position. We concluded that the Warrants were indexed to the Company’s own stock, but should not be classified in stockholders’ equity because they do not comply with all of the requirements as stipulated in EITF 00-19. Accordingly, we determined that the Warrants should be classified as a liability and accounted for as a derivative financial instrument at estimated fair value in accordance with SFAS 133, and this derivative liability was revalued at fair value at each reporting period until it was reclassified to equity on July 28, 2006.

As of the March Closing, we recorded the Warrants issued in the March Closing at an initial fair value of approximately $6.0 million. The balance of the net proceeds of $4.5 million ($10.5 million total net proceeds raised in the March Closing less the $6.0 million fair value of the Warrants issued in the March Closing) was allocated to the Series A Preferred Stock.

As of the April and May Closings, we recorded the Warrants at an initial fair value of approximately $2.6 million. Because the estimated fair value of the Warrants exceeded the net cash proceeds of $1.7 million raised in the April and May Closings, we recorded a charge in the statement of operations of $924,000 for the difference between the estimated fair value of the Warrants and the net cash proceeds raised. As a result, no value was allocated to the Series A Preferred Stock.

Based on the increase of our authorized shares at our Annual Meeting on July 28, 2006, we concluded that one of the criteria for equity classification of the Warrants as stipulated in EITF 00-19 (sufficient authorized shares in order to net-share or physically settle all issued and outstanding Warrants and other commitments) was met as of that date. In addition, we further considered another requirement for equity classification of the Warrants under EITF 00-19 regarding liquidated damages related to the registration rights agreement associated with the Warrants. We considered EITF 05-4, from which we adopted “View C” of the three alternative views with regard to the registration rights agreement, which stipulates that, “the registration rights agreement and the warrant agreement are separate agreements and the liquidated damages penalty under the registration rights agreement [does] not affect the Issue 00-19 analysis,” (EITF Agenda Committee Meeting (Potential New Issues), dated February 1, 2005). The Financial Accounting Standards Board (“FASB”) further confirmed this position in its proposed FASB Staff Position (“FSP”) EITF 00-19-b in October 2006, which stipulates that registration rights agreements “should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies.” Since we accounted for the registration rights agreement separately from the Warrants, we determined that the Warrants met all of the requirements for equity classification under EITF 00-19 as of July 28, 2006.

Accordingly, effective July 28, 2006, we concluded that the Warrants should be reclassified from a derivative financial instrument liability to “Warrants and options” under stockholders’ equity. We revalued the Warrants as of this date and classified the Warrants to stockholders’ equity.

The estimated fair value of the Warrants issued in the Private Placement at inception (the Closing Dates) and at June 30, 2006 was as follows (in thousands):

	Warrants issued to related parties	Warrants issued to outside investors	Total

Issuance of Warrants in March Closing	$4,465	$1,575	$6,040
Change in estimated fair value of Warrants	2,977	1,041	4,018
March 31, 2006	7,442	2,616	10,058

Issuance of Warrants in April and May Closings	—	2,616	2,616
Change in estimated fair value of Warrants	(1,191)	(1,510)	(2,701)
June 30, 2006	$6,251	$3,722	$9,973

The net change in estimated fair value for each period was included as a benefit (charge) in the statement of operations and totaled $2,701,000 and ($1,317,000) for the three and six months ended June 30, 2006, respectively.

We estimated the fair value of the Warrants issued in the Private Placement using the Black-Scholes option pricing model with the following assumptions:

	Closing Dates	March 31, 2006	June 30, 2006	July 28, 2006

Expected dividend yield	0%	0%	0%	0%
Expected volatility	62 - 64.8%	62%	64.8%	63.7%
Contractual term	5 years	4.91 years	4.66 - 4.83 years	4.5 - 4.75 years
Risk-free interest rate	4.66 - 5.00%	4.78%	5.18%	4.98%

We estimated volatility primarily based on historical volatility rates for the years 2001 through September 2006. The Warrants have a transferability provision and based on guidance provided in the SEC’s Staff Accounting Bulletin No. 107 (“SAB 107”), for options issued with such a provision, we used the full, five-year contractual term as the expected term of the Warrants. For the risk-free interest rate, we used the five year U.S. Treasury zero coupon rate as of the measurement dates.

Investor Notes

On November 22, 2006, we entered into an agreement (the “2006 settlement agreement”) with substantially all of the investors in the Private Placement, which, among other things, clarified our responsibilities with respect to the ongoing obligation to register shares of common stock for resale, modified the calculation of liquidated damages and interest relating thereto payable to such investors and set forth the mechanics for payment of such liquidated damages and interest. Under the terms of the 2006 settlement agreement, we were obligated to pay liquidated damages and interest accrued through November 15, 2006 (the “Liquidated Damages”), and thereafter have no further obligation to any of such investors in the 2006 private placement to pay liquidated damages. Additionally, and as part of the 2006 settlement agreement, we agreed to permanently reduce the exercise price of the 2006 B warrants from $12.50 per share to $5.00 per share.

On December 8, 2006, we issued an unsecured promissory note (collectively, the “Investor Notes”) to each of the Purchasers in the Private Placement that was a party to the 2006 settlement agreement for the payment of the Liquidated Damages to such Purchaser. We were obligated to pay liquidated damages to each Purchaser in the Private Placement as a result of our failure to register the underlying shares of common stock related to the securities sold in the Private Placement within 150 days of each closing of the Private Placement. The terms of each Investor Note are: (1) payment in cash, or, at the option of the investor, in shares of our common stock (the terms of any issuance of common stock to be mutually agreed upon by us and the Purchaser); (2) payable on March 9, 2008 and (3) interest accrues at a rate of 12% per annum and is due and payable as specified in (2) above. As of June 30, 2007, the Company had $807,000 and $393,000 due under these notes to related parties and outside Purchasers, respectively.

NOTE 6 - RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 157 (“SFAS 157”), “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Company will be required to adopt SFAS 157 effective for the fiscal year beginning January 1, 2008. Management is currently evaluating the potential impact of adopting SFAS 157 on the Company’s financial statements.

In June 2006, the FASB ratified EITF Issue No. 06-3 “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)” (“EITF 06-3”). The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing activity between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. EITF 06-3 also concluded that the presentation of taxes within its scope on either a gross (included in revenues and costs) or net (excluded from revenues) basis is an accounting policy decision subject to appropriate disclosure. The Company adopted this pronouncement on January 1, 2007 and presents all taxes on a net basis.

On February 15, 2007, the FASB issued Statement of Financial Accounting Standard No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115.” SFAS 159 permits an entity to choose to measure eligible items at fair value at specified election dates. An entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS 159 is effective for fiscal years that begin after November 15, 2007. The Company has not yet determined the impact of adopting SFAS 159 on its consolidated financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe that the adoption of such pronouncements will have a material impact on its consolidated financial statements.

NOTE 7 - DISCONTINUED OPERATIONS

On August 6, 2007, the Company sold certain tangible and intangible assets relating to and comprising the EarthWhere division of the Company to SPADAC, all pursuant to the Purchase Agreement. The transaction was previously approved by the board of directors of the Company and SPADAC. Under the terms of the Purchase Agreement, SPADAC purchased the assets for $600,000. Cash in the amount of $300,000 was paid on the closing date and cash in the amount of $300,000 is payable at such time as the purchaser has received from the Company with respect to each listed contract (i) a consent or governmental authorization for assignment of such contract and (ii) a sublicense of such contract, among other things. Net proceeds from the transaction after selling costs were approximately $543,000.

As discussed in Note 1, the Company considered SFAS 144 and determined that the EarthWhere assets met the criteria for assets classified as “held for sale” beginning in the second quarter of 2007. Based on this classification, the Company stopped depreciating fixed assets and stopped amortizing capitalized software costs beginning in May, 2007 and reviewed the assets for impairment. In accordance with Statement of Financial Accounting Standard No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” (“SFAS 86”), the Company evaluated the capitalized software costs and determined that the net realizable value of the EarthWhere software was $0.5 million. The Company then evaluated the remaining long-lived assets, including goodwill, and determined that the fair value of the goodwill was $0. As a result, in the quarter ended June 30, 2007, the Company recorded an impairment charge in the amount of $2.2 million which is reflected as “Impairment of assets of discontinued operations” in the consolidated statements of operations. The impairment amount includes an estimate of direct costs associated with the transaction.

In addition, the Company considered paragraphs 41- 44 of SFAS 144 and determined that the EarthWhere business segment should be reported in discontinued operations beginning in the second quarter of 2007. Revenues, operating costs and expenses for the discontinued operations of EarthWhere, which formerly comprised the EarthWhere segment, have been excluded from the Company’s results from continuing operations for all periods presented herein. Consequently, the financial results of EarthWhere are presented in the Company’s consolidated statements of operations in a single line item entitled “Loss from discontinued operations.”

Operating results of the discontinued operations of EarthWhere were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
(in thousands)
Revenues	$554	$443	$1,214	$776
Cost and expenses:
Cost of revenue	358	321	871	483
Selling, engineering, general and administrative	801	999	1,480	1,754
Depreciation and amortization	11	51	29	119

Loss from discontinued operations	$(616)	$(928)	$(1,166)	$(1,580)

NOTE 8 - SEGMENT INFORMATION

SANZ’ current business is comprised of one reportable segment, the Storage Solutions segment. The Storage Solutions segment is a system integrator that provides data storage solutions to meet a client’s specific needs, including both data storage networks and data backup/recovery systems; along with associated maintenance services and storage-related consulting services.

Prior to the sale of EarthWhere in August 2007, the Company identified two reportable segments which included Storage Solutions and EarthWhere, a spatial data management software and services provider. The Company’s former EarthWhere business segment is included in discontinued operations.

Historically, the Company allocated part of its general and administrative expenses between its Storage Solutions segment and EarthWhere based on various factors, including headcount. With the sale of EarthWhere, the Company has reclassified certain corporate allocations from discontinued operations into continuing operations for all periods presented.

Customer Concentration

The following table shows significant customers as a percentage of accounts receivable at June 30, 2007 and 2006 and as a percentage of revenue for the six months ended June 30, 2007 and 2006, respectively. All of the customers listed in the table are reported under the Storage Solutions segment.

	Accounts receivable		Revenue
			For the three months ended		For the six months ended
	June 30,		June 30,		June 30,
	2007	2006	2007	2006	2007	2006

Customer A	29.3%	—%	18.5%	—%	10.5%	—%
Customer B	10.7	1.1	7.2	0.5	4.1	0.3
Customer C	0.1	0.4	0.1	—	2.1	10.4
Customer D	—	17.2	—	8.6	—	4.4
Customer E	—	1.2	—	28.9	—	15.1

Geographic Information

All of the Company’s assets are located in and all of the Company’s operating results are derived from operations in the United States.

NOTE 9 - INCOME TAXES

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Further, FIN 48 gives guidance regarding the recognition of a tax position based on a “more likely than not” recognition threshold; that is, evaluating whether the position is more likely than not of being sustained upon examination by the appropriate taxing authorities, based on the technical merits of the position. On January 1, 2007, the Company adopted FIN 48 and the adoption did not impact the Company’s financial condition, results of operations or cash flows.

The Company is subject to taxation in the United States and various state jurisdictions. The Company’s tax years for 2002 and forward are subject to examination by the Internal Revenue Service and various state tax authorities.

At January 1, 2007, the Company had net deferred tax assets of approximately $45 million. The deferred tax assets are primarily comprised of federal and state tax net operating loss carryforwards (approximately 91% of the net deferred tax assets at January 1, 2007). Such carryforwards expire between 2009 and 2026. Under the Tax Reform Act of 1986, the amount of and the benefit from net operating losses that can be carried forward may be limited in certain circumstances. The Company carries a deferred tax valuation allowance equal to 100% of total net deferred assets. In recording this allowance, management has considered a number of factors, but chiefly, the Company’s recent history of sustained operating losses. Management has concluded that a valuation allowance is required for 100% of the total deferred tax assets as it is more likely than not that the deferred tax assets will not be realized. A portion of the Company’s operating loss carryforwards that can be utilized in any one taxable year for federal tax purposes is limited by the ownership change resulting from the SANZ and Solunet Storage business combination in 2003. Future ownership changes could further limit the utilization of the Company’s net operating loss carryforwards.

The Company has not determined the amount of the annual limitation on operating loss carryforwards that can be utilized in a taxable year. Any operating loss carryforwards that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets with a corresponding reduction of the valuation allowance. Based on the 100% valuation allowance on the deferred tax assets, the Company does not anticipate that future changes in the Company’s unrecognized tax benefits will impact its effective tax rate.

The Company's policy is to classify interest and penalties related to income tax matters as income tax expense. The Company had no accrual for interest or penalties as of January 1, 2007 or June 30, 2007, and has not recognized interest and/or penalties in the statement of operations for the first six months of 2007.

The only sources of information given to you by us about your investment decision are this prospectus and any documents referred to in this prospectus. We did not authorize anyone to give you any other information about your investment decision.

This prospectus is not an offer to sell securities and is not meant to induce the sale of securities if it would violate state law. If the persons who are trying to offer the securities for sale, or the persons who receive those offers for sale are prohibited from doing so under state law, this prospectus is not meant to induce sale of the securities described in this prospectus.

2,764,386 shares of common stock SAN HOLDINGS, INC. COMMON STOCK PROSPECTUS October 25, 2007